TrueCar

Annual Report
2024



To Our Fellow Stockholders

2024 was a year of great progress for TrueCar with nearly every measure of performance improving from the prior year and several long-term growth initiatives being brought to market. We finished the year with the strongest annual revenue growth since 2017, up 10.6% YoY, while decreasing our net loss by $18.7M YoY to -$31.0M and delivering positive adjusted EBITDA[1] of $1.6M. Cash Flow from Operations was $7.7M for the year, an improvement of $30.1M over 2023.

We also brought several long-term growth initiatives to market and continued to repurchase stock in 2024:
- With the pilot launch of TrueCar+ ("TC+"), we became the FIRST AND ONLY (!) digital marketplace to enable the purchase and sale of new, used and certified pre-owned vehicles through an entirely online transaction;
- The rollout of TrueCar's 12-Month Dealer Service Program has created a new standard for dealer success teams and further strengthens our competitive differentiation; and
- We repurchased and retired a total of 6.1 million shares of TRUE common stock.

Through the intense focus we placed throughout the year on efficiently growing new unit sales and capturing a greater share of new car shoppers, we delivered strong new unit sales growth for our dealers, most notably achieving 27.8% YoY new unit growth in Q4 compared to the industry's 9.6% growth. As such, in Q4 2024, the average franchise dealer on TrueCar saw new vehicle sales generated through our marketplace grow by 27.1% versus the same period last year, reaching the highest level since Q3 2021. Most importantly, we delivered this growth with high efficiency in that the primary driver of this growth was a strong improvement to lead close rate. By restructuring our performance marketing strategy to target high-intent shoppers with a strong propensity to convert into buyers, we are driving unit growth by delivering higher quality leads to our dealer network. This trend of strong and efficient unit growth that accelerated every quarter during 2024 highlights the growing importance of TrueCar to franchise dealers' overall customer acquisition strategy and the extent to which we have entered 2025 with a far stronger value proposition for franchise dealers than we have had in several years.

We are proud of what the team accomplished in 2024 and we are even more hungry to accelerate our progress in 2025. We firmly believe that the quality of our assets and unique competitive strengths should yield strong and sustainable revenue growth and to that end we remain committed to the following key building blocks:

(1) **Activate New Franchise Dealers:** Following the restructuring of our dealer sales team at the end of 2023, 2024 was a year of rebuilding our sales strategies and improving our sales productivity. This initiative yielded strong YoY improvement in the number of activated franchise dealers in 2024.

(2) **Minimize Dealer Churn:** Minimizing dealer churn is essential to growing our dealer network profitably and in 2024, we took a number of critical steps to advance this objective. Recognizing the competitive space in which we operate, our ability to retain dealers is directly tied to the differentiated value we deliver for them. We seek to further differentiate TrueCar from alternative marketplaces by continuing to drive strong unit sales growth for our dealers while also providing them with the highest quality of service and support. At the end of Q2, we launched our 12-Month Dealer Service Program which provides our franchise dealers with personalized monthly consultations designed to improve their performance on the platform. Since launching the 12-Month Dealer Service Program, we have started to see measurable improvements in dealer churn and expanding this service program will continue to be a priority of ours in 2025.

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[1] Adjusted EBITDA is a non-GAAP financial measure. Refer to Part II, Item 7 "Non-GAAP Financial Measures," in this annual report for its definition and a reconciliation to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.



(3) **Grow Revenue per Dealer:** Revenue per dealer is a reflection of the value we are delivering to our Certified Dealers. For our core franchise dealer business, the primary driver of revenue per dealer is the number of sales we drive for them each month. As discussed above, one of the key highlights of 2024 was the strong and accelerating growth in unit sales that we delivered for our dealers, culminating with 27.8% YoY growth in new units per franchise dealer reaching its highest level in over three years. Meanwhile, average core revenue per franchise dealer in Q4 increased by just 9.5% versus the same period last year, signaling that we are entering 2025 with a much stronger value proposition for our franchise dealer partners which we believe will help grow revenue per dealer while also minimizing churn. In addition to growing unit sales per franchise dealer, we also intend to grow revenue per dealer by driving adoption of the new products we recently brought to market.

(4) **Expand our OEM Business:** OEM incentives have been steadily growing over the past 18 months, rebounding from their historically low levels in 2022 and the first half of 2023. Through our Affinity Network, TrueCar is uniquely capable of powering targeted cash-rebate programs on behalf of OEMs and the resurgence of OEM incentives contributed to 13% YoY growth in the revenue we earned from OEMs in 2024. We remain focused on expanding OEM offers within our existing partners and sites, such as Sam's Club, AAA, Navy Federal, and our network of employee benefit providers, ensuring broader reach and engagement across our established and new audiences. Further, we recently added GovX, GasBuddy, CarEdge, and Internet Brands, whose membership audiences collectively exceed 20 million, to our network.

(5) **TC+:** The expansion and commercialization of the TC+ pilot launched in 2024 is a top priority for TrueCar. As we continue to refine the consumer experience and deepen our integration with DMS providers to automate nearly every step of the selling process for dealers, we anticipate expanding the pilot to additional dealers and territories. In conjunction with adding dealers and inventory to the program, we intend to make the TC+ experience more broadly available to consumers shopping on our branded and Affinity Partner sites. We expect this to begin a period of product-led growth for TC+ whereby we demonstrate at greater scale the extent to which TC+ can propel a dealer's revenue and profitability growth by expanding their addressable market and driving significant sales efficiencies at the store-level. Given the work we are currently doing to ensure its scalability, the access we have to thousands of dealers with nearly 2 million vehicle listings on our marketplace, and the asset-light nature of TC+, we believe that a period of rapid scaling of TC+ can begin later this year and our objective for the first half of this year is to ready the product for that next phase.

(6) **Driving Value Through our Enhanced Data Platform:** As we discussed last quarter, we made significant investments during the second half of 2024 to enhance our data platform to enable the rapid development and deployment of new Generative Artificial Intelligence ("AI") and Machine Learning ("ML") models that enrich the consumer shopping experience and provide dealers with value-enhancing features and insights. In partnership with Amazon Web Services, TrueCar has established a real-time ML platform through which we can quickly build and deploy modular, continuous and traceable AI/ML models that leverage our rich first party data sets. In Q1 of 2025, we launched the first of these models which classifies consumer leads based on their propensity to purchase with a high degree of accuracy. We foresee a number of ways this predictive model can be leveraged across a range of use cases, such as powering marketing campaign optimizations and providing dealers with enhanced consumer insights that further improve lead conversion rates. With these enhanced capabilities, we expect to be able to retain more shoppers on the site and effectively retarget them through tailored email engagement that will ultimately allow us to capture a greater share of car buyers and drive high-quality leads to our dealer network.

Jantoon Reigersman
President and Chief Executive Officer

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As used in this Annual Report on Form 10-K, the terms "TrueCar," the "Company," "we," "us" and "our" refer to TrueCar, Inc., and its wholly owned subsidiaries, TrueCar Dealer Solutions, Inc., Digital Motors Corporation and TrueCar Wholesale Solutions, Inc. unless the context indicates otherwise. TrueCar Dealer Solutions, Inc. is referred to as "TCDS," Digital Motors Corporation is referred to as "Digital Motors," and TrueCar Wholesale Solutions is referred to as "TCWS."

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "might," "likely," "plans," "potential," "predicts," "projects," "seeks," "should," "target," "will," "would" or similar expressions and the negatives of those terms. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance and our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses and ability to maintain or grow revenue, scale our business, generate cash flow, fulfill our mission and achieve and maintain future profitability;
- our ability to forecast our financial and operational performance;
- our relationship with key industry participants, including car dealers and automobile manufacturers;
- anticipated trends, demand rates and challenges in our business and in the markets in which we operate;
- our ability to successfully roll out our TrueCar+ offering and other new offerings, provide a compelling value proposition to consumers using such offerings and integrate our current and future offerings into such experiences;
- our ability to anticipate market needs and develop new and enhanced products and services to meet those needs and to successfully monetize those products and services;
- the success and long-term effects of the strategic restructuring that we committed to in June 2023;
- maintaining and expanding our customer base in key geographies, including our ability to maintain or increase the number of high-volume brand dealers in our network generally and in key geographies;
- the lingering effects of the coronavirus pandemic on our business;
- our ability to mitigate the financial effect of the termination of our partnership with USAA Federal Savings Bank in 2020;
- our ability to maintain and grow our existing additional affinity partner relationships, and to attract new affinity partners to offer our services to their members;
- our reliance on our third-party service providers;
- the impact of competition in our industry and innovation by our competitors;
- our anticipated growth and growth strategies, including our ability to maintain or increase close rates and the rate at which site visitors prospect with a TrueCar certified dealer;
- our ability to successfully maintain or increase dealer subscription rates and manage dealer churn;
- our ability to attract significant automobile manufacturers to participate, and remain participants, in our incentive programs;
- our ability to anticipate or adapt to future changes in our industry;
- the impact on our business of seasonality, cyclical trends affecting the overall economy and actual or threatened severe weather events or public health events;
- our ability to hire and retain necessary qualified employees;
- our continuing ability to provide customers with access to our products;
- our ability to maintain and scale our technical infrastructure and leverage our technology platform to enhance our customer experience and launch new product offerings;
- the evolution of technology affecting our products, services and markets;
- our ability to adequately protect our intellectual property;
- the outcome, and effect on our business, of litigation to which we are a party, including our ability to settle any such litigation;
- our ability to navigate changes in domestic or international economic, political or business conditions, including supply shortages, such as automotive semiconductors, changes in interest rates, consumer demand and import tariffs;

- our ability to stay abreast of, and in compliance with, new or modified laws and regulations that currently apply or may become applicable to our business, including newly-enacted and rapidly-changing privacy, data protection and net neutrality laws and regulations and changes in applicable tax laws and regulations;

- the continued expense and administrative workload associated with being a public company;

- our ability to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

- our liquidity and working capital requirements;

- the estimates and estimate methodologies used in preparing our consolidated financial statements;

- the future trading prices of our common stock and the impact of securities analysts' reports on these prices;

- our plans to pursue acquisitions, divestitures, investments and other similar transactions;

- our ability to use the proceeds of the ALG divestiture in a manner that maximizes shareholder value;

- the extent to which we repurchase our common stock under our share repurchase plan and the effect of these repurchases on long-term stockholder value, the volatility and trading price of our common stock and our cash reserves;

- our ability to effectively and timely integrate our operations with those of any business we acquire, including Digital Motors, and related factors, including the difficulties associated with such integration (such as the difficulties, challenges and costs associated with managing and integrating new facilities, assets and employees) and the achievement of the anticipated benefits of such integration;

- the preceding and other factors discussed in Part I, Item 1A, "Risk Factors," and in other reports we may file with the Securities and Exchange Commission from time to time; and

- the factors set forth in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Given these uncertainties, you should not place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

SUMMARY OF RISKS AFFECTING OUR BUSINESS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" later in this Annual Report on Form 10-K. These risks include, but are not limited to, the following:

- Our business is subject to risks related to the larger automotive ecosystem, including recent low automobile inventory supply levels, which have adversely impacted our business, results of operations and prospects.

- If our lead quality or quantity declines, our unit volume could as well, and dealers could leave our network or insist on lower subscription rates, which could reduce our revenue and harm our business.

- If we are not successful in rolling out new offerings, including our TrueCar+ offering, providing a compelling value proposition to consumers using these offerings, integrating our current and future offerings into such experiences or monetizing them, our business and prospects could be adversely affected.

- Actions that we have taken in the past and may take in the future to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

- The growth of our business relies significantly on our ability to maintain and increase the revenues that we derive from dealers in our network of TrueCar Certified Dealers. Failure to do so would harm our financial performance.

- The loss of a critical mass of dealers, either nationally or in any given geographic area, could deprive us of the data we need to provide certain of our key features, our inventory supply and certain key elements of our functionality, any of which would negatively affect our business.

- We may not be able to provide a compelling car-buying experience to our users, which could cause the number of transactions between our users and dealers, and therefore our revenues, to decline.

- Economic and other conditions that impact consumer demand for automobiles, including interest rates, inflation, tariffs and fuel prices may have a material adverse effect on our business, financial condition and results of operations.

- The failure to attract manufacturers to participate in our incentive programs, or to induce them to remain participants in those programs, could reduce our growth or adversely affect our operating results.

- Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

- A significant reduction in units attributable to our affinity partners, such as the decrease in our unit volume following the termination of our partnership with USAA Federal Savings Bank in 2020, would reduce our revenue and harm our operating results.

- If key industry participants, including car dealers or automobile manufacturers perceive us in a negative light or our relationships with them suffer harm, our ability to grow and our financial performance may be damaged.

- Our business could be adversely affected by executive turnover and other transitions in our senior management team. An inability to navigate these transitions and attract, retain and integrate new management and other personnel could harm our business.

- We rely on relationships with data providers and may experience interruptions in the data feeds they provide, which could adversely affect our current and future product offerings, including TrueCar+, to users and dealers as well as the timeliness of the information we provide, and which may impair our ability to attract or retain consumers and dealers and to timely invoice dealers and otherwise negatively affect our business.

- We rely on internet search engines to drive traffic to our website, and if we fail to appear prominently in the search results, our traffic would decline and our business would be adversely affected.

- The success of our business relies heavily on our marketing and branding efforts, especially with respect to the TrueCar website and our branded mobile applications, as well as those efforts of the affinity group marketing partners whose websites we power, and these efforts may not be successful.

- If consumers and dealers do not respond positively to our branding, our financial performance and our ability to grow unique visitor traffic and expand our dealer network could be negatively affected.

- We are subject to a complex framework of regulations, many of which are unsettled, still developing and contradictory, which have in the past, and could in the future, subject us to claims, challenge our business model or otherwise harm our business.

- We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect this information and data could damage our reputation and brand and harm our business and operating results.

- We face litigation and are party to legal proceedings that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

- Our number of unique visitors, revenue and operating results fluctuate due to seasonality.

- We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which could cause our stock price to decline.

PART I

Item 1. Business


Overview


TrueCar is a leading automotive digital marketplace that operates at the heart of the automotive retail ecosystem where car shoppers, dealers and manufacturers intersect. Powered by proprietary data and analytics, we are developing the industry's most personalized and efficient car-buying experience accessible to consumers on our TrueCar-branded website and mobile applications as well as co-branded websites operated in partnership with over 250 leading brands and organizations such as Sam's Club, AAA, and Navy Federal Credit Union, which we refer to as our affinity partner network. Through our platform, we enable car shoppers to connect directly with our network of TrueCar Certified Dealers and allow dealers and automotive manufacturers, known in the automotive industry as original equipment manufacturers, or OEMs, to reach up to 7 million in-market car shoppers that shop on TrueCar each month.

Consumers

For many consumers, the car-shopping experience can be time-consuming and inefficient. Discovering the right vehicle across a myriad of brands, models and available inventory can be daunting and information about a vehicle's fair market value, available incentives and personalized pricing is often opaque and hard to come by. TrueCar simplifies the car-buying process for consumers by providing an intuitive and personalized digital shopping experience that helps shoppers (1) discover and compare vehicles with proprietary content and data-driven rankings, (2) search for their desired vehicle across nearly 2 million average listings, (3) become informed on a vehicle's fair market price, (4) access exclusive offers and incentives, (5) appraise the value of a vehicle they want to trade or sell, (6) explore and unlock competitive financing solutions, and (7) connect seamlessly with TrueCar's network of Certified Dealers.

Dealers

Our nationwide network of Certified Dealers extends across all 50 states and the District of Columbia and consists of both new car franchise dealers representing nearly every major vehicle brand and independent dealers exclusively selling used vehicles. These dealers can take advantage of our offerings to cost-effectively drive incremental vehicle sales by marketing to and connecting with highly-informed in-market car shoppers. Beyond providing dealers with access to our unique audience, we empower dealers to convert shoppers into buyers using our proprietary market data and consumer insights as well as a range of sales enhancement tools that allow dealers to create and share personalized offers with TrueCar leads. In addition, we support dealers interested in sourcing used vehicles directly from consumers through our Trade and Sell-Your-Car experiences.

OEMs

Through the co-branded auto buying platforms we host for over 250 affinity partners, we are capable of powering targeted incentive programs on behalf of OEMs. Strategically providing vehicle discounts and incentives in order to capture a greater share of new-vehicle shoppers is a challenge faced by many OEMs. While broad-based discounts can cannibalize revenue and negatively impact the residual value of vehicles collateralizing loans and leases financed by OEMs, our Private Targeted Offers empower OEMs to offer cash-rebate incentives exclusively to members of our affinity partner network.

In addition, through our advertising products powered by our rich proprietary data and integrated marketing technology stack, we allow OEMs to dynamically reach consumers early in the consideration cycle and offer them a cost-effective channel for their digital marketing spend. We deploy these strategies through proprietary analytics that measure and respond to consumer behavior in a digital marketplace context.

Affinity Partners

Leveraging the power of partnership is key to our business model and our ability to create differentiation in a highly-competitive market. To that end, we have grown to become the exclusive auto-buying partner to over 250 membership organizations and consumer brands for whom TrueCar powers white-labeled and co-branded car-buying websites that provide their members with the same personalized digital car shopping experience as TrueCar's branded platform along with exclusive OEM incentives and other member-only benefits. These affinity partners span multiple verticals including (1) financial institutions, such as Navy Federal Credit Union, who derive value from the partnership through incremental auto loan originations, (2) membership organizations, such as Sam's Club, that rely on the program to support member retention and loyalty, (3) insurance providers, such as Progressive Insurance, that seek to provide their policyholders with a quick and seamless vehicle replacement solution when they need it most, (4) automotive publishers, such as *Car and Driver*, that are able to integrate real-time vehicle listings and pricing into their content, and (5) employee benefits platforms, such as NextJump, that leverage our seamless car-buying experience and exclusive incentives to grow their network of participating employers seeking to provide modern benefits that drive employee satisfaction. Meanwhile, each affinity

partner in our network provides TrueCar with a unique audience of prospective car buyers that we can market to and convert into high-value leads for our Certified Dealers.

Products & Services

Consumers

The following are key elements of our core leads-based consumer experience:

Shop

Research & Discovery. We provide information to consumers in the form of verified owner ratings and reviews, data-driven vehicle rankings, editorial content and in other formats that allow consumers to research, compare and discover the right vehicle based on their preferences.

New Car Build Experience. We provide an experience where consumers can enter their zip code and select their preferred make, model, trim and options, and then, in most instances, immediately see actual nearby cars that are generally consistent with their preferences. Also, in most instances, we provide consumers with a graphical distribution of what others in the local market paid for a similar vehicle make, model and trim. Within this distribution, we include MSRP and the Market Average, a proprietary calculation based on recent transactions, that provides an understanding of what others have paid for similarly configured vehicles. This information enables consumers to evaluate a potential price in the context of broader market data. When ready, consumers can proceed to register and connect with local Certified Dealers that can provide upfront, personalized price offers on in-stock inventory that is generally consistent with consumers' build preferences. Consumers are provided the option to connect with one or more local dealers in order to get the right deal on the car they want and proceed with purchase.

New and Used Car Inventory Search. We provide an experience where consumers can access and search an extensive selection of vehicles for sale by Certified Dealers across the United States. Nearly every used listing has a price rating to provide the consumer with market context, which we compute based on similar used car listings in consumers' local area. Most of our new vehicle listings provide consumers with access to a graphical distribution of what others in the local market paid for a similar vehicle make, model and trim, similar to the pricing context made available as part of the New Car Build Experience. In addition, consumers can see vehicle information, photos and condition summaries, and choose to connect with a Certified Dealer to confirm availability, get an upfront offer and proceed with purchase.

Deal Building

VIN Offers. In most instances, when consumers choose to connect with a Certified Dealer, they will receive price offers from the dealer on in-stock vehicles with specified Vehicle Identification Numbers, or VINs. Each offer provides a comprehensive savings summary including MSRP, incentives, dealer discounts, total MSRP and a price rating so that consumers can know if they are getting a price that makes sense for them in the context of their market.

TrueCar Post Prospect Unified Vehicle Detail Page (VDP). After consumers have identified a vehicle in which they are interested and received a price offer from a dealer subscribed to one of our Access packages discussed further below, we allow them to further customize their "deal" through our TrueCar Unified VDP, including their vehicle trade-in and payment. If consumers intend to trade in a vehicle in connection with their purchase, or sell their vehicle to a dealer, they can obtain a conditional price offer on the trade-in vehicle through our Trade solution. The post prospect Unified VDP also allows consumers to customize a loan or a lease and approximate monthly payments, inclusive of applicable incentives, taxes and fees and based on self-reported credit score, loan or lease term and other factors. Beyond receiving a trade-in offer and estimating their payment, consumers using our TrueCar Deal Builder functionality can schedule a test drive or schedule an appointment to finalize the deal for their vehicle of interest and see a complete Deal Summary of the deal that they chose. We view the Unified VDP post prospect experience as an important component of our efforts to create a seamless car-buying experience.

Exclusive Offers

Trade and Sell Your Car. Our Sell Your Car and Trade solutions give consumers information on the value of the vehicle they wish to sell or trade-in. Consumers using our Sell Your Car product or our TrueCar+ Trade product are provided with a conditional offer, which we refer to as a True Cash Offer, for their vehicle, all through our online platform. True Cash Offers are determined by TCWS and, where applicable, are backed by a guarantee from TCWS to the dealer that the vehicle will be repurchased at the indicated price if the dealer does not wish to keep it.

Finance and Insurance Features. We also provide finance and insurance tools that are integrated into the consumer experience in order to help streamline consumers' car-buying experience. Our insurance feature allows consumers to connect with one

of our insurance partners, from whom they may obtain car insurance. We also have partnered with certain financial institutions to allow consumers who have received offers from dealers who also have partnered with these institutions to pre-qualify for an auto loan. Finally, we enable consumers to use a widget that connects them with a major consumer credit reporting agency to allow them to request their credit score.

Dealers

Core Auto Buying Program

Dealer Auto Buying Program. Our core listings and lead generation product allows dealers to list, in the case of franchise dealers, both new and used inventory and, in the case of independent dealers, used inventory, on TrueCar.com and our branded sites and our affinity partner sites and receive the contact information of new- and used-vehicle shoppers, as applicable, that submit a lead on one or more of their listings. Approximately 70% of franchise dealers and nearly all independent dealers are charged a fixed monthly subscription rate that is determined based on a number of factors including, in the case of franchise dealers, their market size and the brands that they retail and, in the case of independent dealerships, the size of their dealership and the market in which they operate. Approximately 30% of franchise dealers are on a performance-based billing model that is tied to sales volume or, in limited instances, lead volume.

Sponsored Listings

Marketplace Sponsored Listings. Dealers can pay to have their new or used inventory displayed in select placements near the top of a search results page in order to improve the visibility of their inventory and drive incremental lead volume to their dealership. Dealers can purchase Marketplace Sponsored Listings in packages of 5, 10, or 20 vehicles and are charged a monthly fee based on the package size.

Sponsored Vehicle Listing Ads. This product allows dealers to showcase their inventory on select landing-page placements of traffic directed to TrueCar.com from Google Vehicle Listing Advertisements.

Rankings Recommender. Franchise dealers can pay to spotlight their new vehicle inventory on TrueCar's internally developed content including new model reviews and vehicle rankings.

Lead Enhancement Add-Ons

Prime Path. Prime Path drives consumers directly to a dealer's website by allowing consumers to click on an embedded link that is revealed once the consumer has prospected on a dealer's vehicle.

Auto Intro. Customized dealer-branded emails are programmatically sent to consumers that submit leads on a dealer's vehicle providing a "warm introduction" between the dealer and consumer.

Vehicle Sourcing Products

Sell Your Car. Dealers that subscribe to our Sell Your Car product receive leads from consumers that use TrueCar to appraise the sale value of their vehicle, as described further above.

TrueCar Wholesale Solutions. Through TCWS, a licensed wholesale dealer, we are able to acquire vehicles directly from consumers and sell them to TrueCar Certified Dealers that are actively looking to stock those vehicles. This provides a seamless vehicle-sourcing channel for dealers with specific inventory stocking needs and allows consumers in markets where we might not have sufficient dealer coverage to sell their vehicle at a competitive price.

TrueCar Marketing Solutions

TrueCar Marketing Solutions, or TCMS, is a suite of digital marketing solutions that combines agency-level expertise with a robust marketing technology stack, leveraging proprietary first-party data to help dealers expand their reach, improve advertising efficiency, and drive both vehicle sales and high-margin service business. TCMS offers on- and off-platform advertising solutions designed to engage in-market car shoppers with precision targeting. TCMS simplifies digital marketing for dealers by delivering targeted, data-driven solutions that maximize reach and efficiency, helping dealerships sell more cars and drive service revenue.

Digital Advertising Packages. TCMS is designed to provide scalable digital advertising solutions designed to help dealerships effectively reach in-market shoppers across a range of digital channels including social media advertising, display advertising (both on-site and off-site), connected TV (such as such as advertisements on video streaming services), streaming audio and email marketing. These solutions are available for both sales and service campaigns, enabling dealers to promote vehicle sales, service offers, and seasonal promotions while optimizing ad spend across multiple channels.

Dealer Private Targeted Offer. Dealer Private Targeted Offers are designed to help move aged inventory by offering exclusive discounts on specific inventory to members of TrueCar's affinity network. By marketing these special offers directly to engaged car shoppers, dealers can reduce carrying costs while driving more targeted leads.

TrueCar Military Program. TrueCar's Military Program provides dealers with exclusive access to military families, offering co-branded omni-channel campaigns that promote special military incentives. This program helps dealerships tap into a large, highly engaged and loyal audience.

Data & Technology

Dealer Portal. Our network of TrueCar Certified Dealers utilize the Dealer Portal, an application that is accessible online and on mobile devices, as a sales enhancement platform. This portal offers exclusive insights into customer behavior and needs, enhancing the capabilities of a dealer's customer relationship management system and providing dealers with tools for pricing their vehicles competitively. Additionally, the Dealer Portal facilitates the creation of TrueCar and partner network branded offers, managing inventory, and Sponsored Listings on TrueCar. The Dealer Portal also includes various management tools and reports to optimize dealer operations and sales strategies. We also use Dealer Portal as a dealer engagement tool to promote our products and offerings to active dealers and support administrative functions such as invoicing.

Strategic Pricing Tools. The Dealer Portal's Pricing Tools equip dealers with an integrated platform for assessing and setting competitive prices for all vehicles. This includes options for adding dealership-installed options and fees, applying affinity network and used vehicle discounts and customizing pricing for each new vehicle make, model, style and VIN, leveraging historical transaction data for pricing precision.

Reporting and Documentation. The Dealer Portal's self-service reporting offers key performance insights, tracking engagement, sales metrics and product activations. It also provides a holistic view of dealer activities, including lead generation, sales performance and customer interactions, while highlighting areas for strategic improvement and optimization in dealership operations. Additionally, the Dealer Portal streamlines the co-op reimbursement process for dealers by providing essential documentation and services, making it easier to submit claims for qualified TrueCar products to OEMs.

Sales Closing Tools. The Offer Tool in our Dealer Portal allows dealers to create tailored offers based on their inventory, enhancing customer engagement with personalized proposals. Dealers are also able to view enhanced prospect information with comprehensive lead profiles. This information draws from site activity and third-party resources, offering a thorough view of potential buyers. This includes insights into consumer vehicle preferences, financial expectations, purchase intent and trade-in values. Additionally, we provide in-app messaging tools branded for seamless and effective sales conversations, giving dealers a resource to better understand and connect with consumers.

TrueCar Access. The majority of our dealers utilize our TrueCar Access package, comprised of our Trade and Payments solutions. Through our Trade solution, participating dealers can provide consumers with information on the value of the vehicle they wish to trade. For trade-in vehicles that are part of our TrueCar+ flow, dealers can provide consumers with a conditional offer to purchase the consumer's vehicle, which we refer to as a True Cash Offer, all through our online platform. The amount of a True Cash Offer is determined by TCWS, and, where applicable, is backed by a guarantee from TCWS to the dealer that the vehicle will be repurchased at the indicated price if the dealer does not wish to keep it. Through our Payments solution, participating dealers can show consumers accurate estimates of their monthly lease or loan payments with digital retailing tools that span the buying and selling lifecycle. We have historically offered the Trade and Payments products separately and continue to do so for certain dealers. Dealers can access these tools through the Dealer Portal referred to above.

Home Delivery. The Home Delivery Management tool in the TrueCar Dealer Portal integrates a third-party delivery service, enabling vehicle dispatches for both in-store and TrueCar consumers. This tool facilitates trade-in pickups, calculates and collects delivery fees, and offers real-time logistics tracking, consolidating these services into a single, efficient platform for our Certified Dealers.

OEMs

Incentive Programs. We enable manufacturers to target consumers based on membership in an affinity group and other criteria. Through our platform, manufacturers can create cash incentives targeted to specific consumers and provide the ability to generate a unique coupon code that can be redeemed and validated at any dealership across the country in connection with the purchase of a vehicle. By facilitating and tracking these incentive codes in their own reporting systems, manufacturers can account directly for this method of reaching consumers and pay TrueCar for delivering this service on a fee per redeemed incentive.

Marketing Solutions. In addition to running targeted incentive offers through our affinity network, OEMs can also advertise through TrueCar to reach consumers at any point in their shopping journey through integrated onsite display content and off-site retargeting across various channels, including email, display ads, social media and search engines.

Affinity Partners

We currently power the auto buying programs for more than 250 affinity group marketing partners that include some of the nation's largest brands and membership-based organizations. Our affinity group partner network is an important part of our business and enables TrueCar Certified Dealers to increase their exposure to car shoppers.

TrueCar+

TrueCar+ represents the first and only automotive marketplace that enables consumers to purchase a new, used or certified pre-owned vehicle entirely online without having to visit the dealership. For consumers, TrueCar+ offers the convenience and flexibility of shopping thousands of eligible vehicles and completing all of the car-buying steps, from selecting finance and insurance products, securing competitive financing, receiving a binding value on their trade-in, and executing a retail installment contract, from their home. For dealers, TrueCar+ represents the first and only digital retailing solution that allows them to reach consumers far outside their addressable market while growing their bottom line through sales efficiencies and enhanced pricing power. In July of 2024, we launched the beta version of TrueCar+ in California and have continued to evolve the product with the goal of commercializing it more broadly in the future.

Sales and Marketing

Consumer marketing

We reach consumers through the TrueCar website and the branded mobile applications and websites we maintain for our affinity group marketing partners. Our marketing is focused on building the TrueCar brand. The key tenets of our brand are providing transparent market price information and enhancing the car-buying experience for both consumers and dealers. We focus most of our marketing spend on digital media, such as search engine marketing, social network and connected TV. Our consumer brand awareness efforts are aided by the fact that we are quoted in various media outlets from time to time as a recognized industry authority on automotive retail and online data forecasting.

We also support initiatives for our affinity group marketing partners. These initiatives are designed to promote awareness of the organizations' car-buying programs among their memberships through a variety of media, including email, online advertising, Internet search engine marketing, social media, connected TV, direct mail, and print.

Dealer engagement and industry relations

Our dealer solutions team is responsible for supporting our network of TrueCar Certified Dealers, optimizing our TrueCar Certified Dealer coverage across brands and geographies and for providing onboarding and dealer support. Our team helps dealers grow their businesses by regularly providing data-driven insights on inventory management and pricing.

Our ability to understand the needs of, actively listen to and collaborate with our network of TrueCar Certified Dealers is crucial to our success, and many of our dealer solutions team employees have worked at dealerships or manufacturers.

Competition

The automotive retail industry is highly competitive and fragmented. Consumers use a variety of online and offline sources to research vehicle information, obtain vehicle pricing information and identify dealers. In addition, dealers use a variety of marketing channels to promote themselves to consumers.

Competition for consumer awareness

We compete to attract consumers directly to our TrueCar.com website and mobile applications primarily on the basis of the quality of the consumer experience; the breadth, depth and accuracy of information; brand awareness; and reputation.

Our principal competitors for consumer awareness include:

- Internet search engines and online automotive sites such as Google, Amazon, Autotrader.com, eBay Motors, AutoWeb.com (formerly Autobytel.com), KBB.com, CarSaver.com, CarGurus.com and Cars Commerce (also known as Cars.com);

- sites operated by automobile manufacturers such as General Motors and Ford;

- online automobile retailers such as Carvana, CarMax (and its subsidiary Edmunds), DriveTime and other local and national dealerships with strong online presences;

- providers of offline, membership-based car-buying services, such as the Costco Auto Program; and

- offline automotive classified listings, such as trade periodicals and local newspapers.

Competition for car dealer marketing spend

We compete for a share of car dealers' overall marketing expenditures within online and offline media marketing channels. We compete primarily on the basis of the transaction-readiness of our users; the efficiency of customer acquisition as compared to alternative methods; the accountability and measurability of our service; product features, analytics and tools; dealer support; and the size of our prospective car buyer audience. Other businesses also derive significant portions of their revenue by offering consumer marketing services to dealers. These companies include listings, information, lead generation and car-buying services, and compete with us for dealer marketing spend.

Our principal competitors for car dealer marketing spend include:

- online automotive content publishers, such as Edmunds and KBB.com, selling impression-based display advertising, and online automotive classified listing sites, such as Autotrader.com, CarGurus.com and Cars Commerce (also known as Cars.com), selling inventory-based subscription billing;

- lead generators, such as AutoWeb.com, selling pay-per-lead advertising;

- Internet sites, such as Google and Facebook, selling cost-per-click advertising; and

- offline media, including newspaper, outdoor advertising, radio, television and direct mail.

Technology

We have designed our technology platform, website and products to provide consumers, dealers and other parties with the information they need to affect a successful car purchase. Consumers access this platform through the TrueCar-branded website, affinity group marketing partner websites and TrueCar-branded and affinity group mobile applications. Dealers access the platform through the software tools available on our Dealer Portal. Supporting each of these user interfaces are advanced systems for processing and analyzing automotive data, including features such as vehicle configurators and predictive consumer behavior modeling, as well as our proprietary matching algorithm to compare our transaction-based data sources with our record of online users for processing and billing. Our TrueCar+ offering requires a technological infrastructure that integrates the software and processes used by dealers, lenders and other third parties in order to create a fully-integrated online commerce flow for the car buying process. While a number of key aspects of this infrastructure, such as our unified checkout flow, which allows consumers to view relevant transaction details, landed costs and next steps to complete the purchase of a vehicle, have been developed, additional components that we envision to scale TrueCar+, will require additional technological development. We use a combination of open source and licensed software running on optimized hardware.

Substantially all of our data processing and storage capabilities are cloud-based and sufficiently redundant. We have adopted a centralized approach to quality assurance and testing for our technology platform and all products aimed at enhancing consumer and dealer experiences while seeking to optimize availability, scalability, security and performance.

Intellectual Property

We protect our intellectual property through a combination of patents, copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions.

At December 31, 2024, we had 86 U.S. issued patents, 19 pending U.S. patent applications, no issued foreign patents and no pending foreign patent applications. The issued and allowed patents begin expiring in 2028 through 2041. We intend to pursue additional patent protection to the extent we believe it would be beneficial to our competitive position.

We have a number of registered and unregistered trademarks. We registered "TrueCar," "TrueCar+," the TrueCar logo, various TRUE marks and other marks as trademarks in the United States and several other jurisdictions. We also have filed trademark applications for other entities in the United States and other jurisdictions and will pursue additional trademark registrations to the extent we believe it would be beneficial to our competitive position.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Seasonality

Across the automotive industry, consumers tend to purchase a higher volume of cars in the second and third quarters of each year, due in part to the introduction of new vehicle models from manufacturers. As our business is substantially dependent on the volume of car purchases in the United States, this seasonal trend affects our business.

Regulatory Matters

Various aspects of our business are or may be subject, directly or indirectly, to U.S. federal and state laws and regulations. In particular, the advertising and sale of new or used motor vehicles is highly regulated by the states in which we do business. Although we do not sell motor vehicles to consumers, the dealers from which we derive a significant portion of our revenues do sell motor vehicles to consumers. These regulations limit the business that we can conduct, the offerings we provide and the manner in which we can compete in the market. Moreover, state regulatory authorities or other third parties could take and, on some occasions, have taken the position that some of the regulations applicable to dealers or to the manner in which motor vehicles are advertised and sold generally are directly applicable to our business. Additionally, as discussed in greater detail under "Risk Factors" herein, we have from time to time been required to devote material resources to defend ourselves from allegations of violations.

In order to operate in this highly-regulated environment, we have developed our products and services with a view toward appropriately managing the risk that our regulatory compliance or the regulatory compliance of the dealers in our dealer network could be challenged. As one example, our subsidiary, TrueCar Wholesale Solutions, Inc., holds a wholesale dealer's license, so that it is able to purchase vehicles from consumers and sell those vehicles to other licensed dealers in support of our Trade and "Sell Your Car" product offerings. If, and to the extent that, our products and services fail to satisfy relevant regulatory requirements, our business or our TrueCar Certified Dealers could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation, as well as orders interfering with our ability to continue providing our products and services in certain states.

Given the regulatory environment in which we and our participating dealers operate, in designing our products and services, we have focused considerable attention on two areas of state regulation: state advertising regulations and state brokering or "bird-dogging" regulations. With respect to advertising, we believe that most of the content displayed on the websites we operate does not constitute advertising for the sale of new motor vehicles. Nevertheless, we endeavor to design the content such that it would comply insofar as practicable with state advertising regulations if and to the extent that the content is considered to be new vehicle sales advertising. With respect to state brokering or "bird-dogging" regulations, we have designed our products and services in a manner that aims to avoid the applicability of those regulations.

Additionally, the advertising and sale of automobile insurance and the provision of automobile financing products are highly regulated by the jurisdictions in which we do business. Although we do not sell insurance or automobiles or provide automobile financing, extend credit to consumers or render credit decisions, certain of our partners sell insurance, extend credit to consumers, render credit decisions or provide automobile financing products to the public in general, and may sell insurance, extend credit, render credit decisions or provide automobile financing products to our users in particular. Further, we enter into arrangements with certain such partners from time to time pursuant to which we receive fees based in whole or in part on the volume of our users who choose to interact with those partners. We cannot guarantee you that regulatory authorities or third parties will not take the position that some of the regulations applicable to insurance brokers or automobile financing providers, or to the manner in which insurance products or automobile financing products are advertised or sold, apply to our platforms or business.

The Federal Trade Commission, or the FTC, has authority to take actions to remedy or prevent advertising practices that it considers to be unfair or deceptive and that affect commerce in the United States. If the FTC takes the position in the future that any aspect of our business constitutes an unfair or deceptive advertising practice, responding to those allegations could require us to pay significant damages, settlements and civil penalties, or could require us to make adjustments to our products and services, any or all of which could result in substantial adverse publicity, loss of participating dealers, lost revenues, increased expenses and decreased profitability.

Antitrust laws prohibit, among other things, any joint conduct among competitors that would lessen competition in the marketplace. Some of the information that we obtain from dealers is competitively sensitive and, if disclosed inappropriately, could potentially be used by dealers to impede competition or otherwise diminish independent pricing activity. A governmental or private civil action alleging the improper exchange of information, or unlawful participation in price maintenance or other unlawful or anticompetitive activity, even if unfounded, could be costly to defend and adversely impact our ability to maintain and grow our dealer network.

In addition, governmental or private civil actions under antitrust laws could result in orders suspending or terminating our ability to do business or otherwise altering or limiting certain of our business practices, including the manner in which we handle or disclose dealer pricing information, or the imposition of significant civil or criminal penalties, including fines or the award of significant damages against us and our TrueCar Certified Dealers in class action or other civil litigation.

We are subject to a variety of federal and state laws and regulations that relate to privacy, data protection and personal information, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current practices and policies. For example, legislative or regulatory actions affecting the manner in which we display content to our users, use or share information or obtain consent to use or share information could adversely affect the manner in which we provide our services or adversely affect our financial results.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. Our efforts to design products and services in a manner that appropriately manages the regulatory compliance risk for our business and our participating dealers are complicated by the fact that many of the laws and regulations referred to above vary from state to state, and even within a given state are frequently susceptible to multiple interpretations. Further, automotive regulatory laws were generally developed decades before the emergence of the Internet, they are subject to significant revision or modification and the manner in which they should be applied to our business model is frequently open to question. As a practical matter, state automobile dealer associations often have considerable influence over the construction of these laws by the relevant state regulatory authorities. Accordingly, in addition to our dialogues with relevant state agencies, we interface on a regular basis with representatives from automobile dealer associations in order to take their views into account as we continually update our products and services. The specific manner in which we have designed our products and services in an effort to manage regulatory compliance concerns for us and our network of TrueCar Certified Dealers is the result of extensive analysis, which has required the investment of substantial resources that we believe represents a valuable asset of our business. However, we cannot assure you that we will be able to successfully comply with current or future regulations to which our business may be subject.

Human Capital Resources

At December 31, 2024, we had 348 full-time employees and one part-time employee nationwide. We have a dynamic workforce policy, pursuant to which our employees work from home on a permanent basis. Our dynamic workforce policy allows us to sublet or negotiate early terminations for most of our leased office spaces. We engage a number of temporary employees and consultants to support our operations. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

We believe our success depends on the efforts and talents of our executives and employees, and our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including our dealer, marketing, engineering, finance, accounting, legal and other personnel. Competition for qualified employees in our industry, particularly for software engineers, data scientists and other technical staff, is often intense, and we have at times faced significant competition in hiring and retaining them. To attract and retain executives and other key employees in this competitive marketplace, we must provide competitive compensation packages, including cash and stock-based compensation. Our primary forms of stock-based incentive awards are time-based restricted stock units and performance-based restricted stock units.

We view our people as our most important capital asset, in which we strive to invest to develop talent and growth to build their capabilities. We leverage both extrinsic and intrinsic motivators. Base pay for all of our positions is benchmarked to relevant external peer and role comparators and determined based on level expectations and proficiency evaluations within the applicable level. Equity awards for new hires are based on the employee's position, prior experience, qualifications and the market for particular types of talent. Additional equity grants are based on employee contribution, potential and retention objectives. Equity awards generally have long-term (four year) vesting periods to align our employees with our long-term success. Non-executive employee cash bonuses are based on company financial and individual performance. The executive cash bonus program is based on company financial performance and the attainment of key strategic objectives under the annual plan approved by the Compensation and Workforce Committee of our Board of Directors. After the end of the fiscal year, that committee reviews performance against plan objectives and

determines the actual payout of the bonus. Members of our sales organization are eligible for incentive compensation in lieu of the corporate bonus program, which is based on attainment of key activities or the completion of key objectives deemed important by department and company leadership for the growth and maintenance of our dealer network and other revenue streams. We also consider the health insurance and other benefits that we provide to be an important part of our overall compensation package.

Finally, as part of our continuing efforts to support our employees and be responsive to their concerns, we regularly measure and monitor employee morale and engagement and assess our culture, including diversity, equity and inclusion.

Corporate Information

We completed our initial public offering in May 2014 and our common stock is listed on the Nasdaq Global Select Market under the symbol "TRUE."

Available Information

Our Internet address is www.truecar.com. Our investor relations website is located at ir.truecar.com. We make our Securities and Exchange Commission ("SEC") periodic reports (Forms 10-Q and Forms 10-K) and current reports (Forms 8-K), and amendments to these reports, available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. The information posted to our website is not incorporated into this Annual Report of Form 10-K.

We have provided and may continue to provide important disclosures to investors, including material non-public information and other disclosures made for the purposes of complying with Regulation FD, by posting such disclosures in the investor relations section of our website or through LinkedIn, Facebook and X.

The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding our company that we file electronically with the SEC.

Item 1A.   **Risk Factors**

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this report, including our consolidated financial statements and related notes, and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making an investment in our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material could also impact us.

Risks Related to Our Business and Industry

Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other factors.

Our business is sensitive to adverse conditions affecting automobile dealers, manufacturers, their suppliers and the market for automobiles in the United States. For example, starting in 2020, the automotive industry experienced a decline in inventory supply due to disruptions related to the coronavirus pandemic that resulted in shortages of critical parts, such as automotive semiconductor chips. Despite improvements in inventory levels beginning in the latter half of 2022 that led to inventory supply in the fourth quarter of 2024 at the highest levels since June 2020, industry-wide levels still have not reached pre-pandemic levels and certain manufacturers have experienced slower recoveries in inventory levels than others. We cannot guarantee that inventory supply will ever fully return to historic levels. Furthermore, the imposition of tariffs by the United States government could result in lower imports of automobiles or shortages of critical parts, causing additional pressure on the supply chain and lower inventory levels. The limited supply of inventory also led to an increase in wholesale auction prices and the prices that dealers charge consumers for automobiles.

The reduced inventory and increased prices have had several negative effects on our business, which may persist even as inventory shortages subside. These effects include, but are not limited to: a reduction in dealers' willingness to participate in our network and corresponding pressure on our dealer count and revenue; an increase in competition for dealers' marketing spending; a reduction in automobile manufacturers' incentive spending and willingness to partner with us on incentives; an adverse effect on consumer satisfaction with our services due to high vehicle prices; and an adverse impact on the amount of inventory available on our sites, all of which negatively impact our business. We cannot predict when, if ever, the impacts from these automobile inventory-related issues will fully subside. Unless our business is able to recover from the ensuing adverse effects, there will likely be continued adverse impacts on our business, results of operations and prospects.

Further, in June 2024, CDK Global, a major provider of automotive information systems, including dealer management systems, or DMS, products that are widely used by our network of TrueCar Certified Dealers, announced that it had suspended certain key systems and operations as a result of a cybersecurity incident. The CDK cybersecurity incident left a large portion of our TrueCar Certified Dealers without access to certain business systems for extended periods of time. While the impact of the suspension of CDK's services was not material to our business, future disruptions of a similar nature could negatively impact our business. For example, if business disruptions resulted in a decrease in vehicle sales by dealers and OEMs who use our products and services on a pay-per-sale basis, such sales decreases would result in a corresponding decrease in revenue collected by us from such dealers and OEMs. Further, if dealers experience a decline in revenue as a result of operational disruptions, their ability to allocate marketing spend to products such as ours may be adversely impacted. Further, as discussed in the risk factor entitled "*We rely on relationships with data providers and may experience interruptions in the data feeds or API services they provide, which could adversely affect our current and future services and product offerings, including TrueCar+, and otherwise negatively affect our business,*" disruptions to technical integrations and related issues can negatively impact our ability to provide dealers with our services and match sales revenue. Finally, in the immediate wake of the CDK cybersecurity incident, certain dealers have expressed hesitation with allowing us to access data through their DMS data feeds due to an increased sensitivity to risks associated with security vulnerabilities.

Labor disputes, strikes or similar activities, whether impacting automobile manufacturers, their suppliers, or the supply chains through which automobiles and their components are delivered may have an adverse impact on our business if such disruptions result in reduced automobile inventory supply, an increase in the prices of automobiles or otherwise reduce the demand for new automobiles. We cannot predict the impacts of any future labor activity on inventory levels, consumer sentiment or the larger automotive ecosystem, and any such impacts may negatively affect our business and results.

In addition, our business may be negatively affected by challenges faced by the larger automotive ecosystem, including challenges arising from growth in car manufacturer subscription service offerings and other alternative business models that may reduce the value proposition or competitiveness of our services, automotive tariffs, natural disasters, pandemics and other macroeconomic issues. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Decreases in the quality or quantity of the leads we provide to dealers adversely affect our business and revenue by, among other things, decreasing our unit volume and causing some dealers on our network to lose faith in our value proposition and choose to leave our network or insist on lower subscription rates.

Our Auto Buying Program introduces consumers to TrueCar Certified Dealers, who either pay us a subscription fee or a fee per vehicle sold to our users introduced to them through our platform. The quantity of these leads as well as their quality, as measured by the rate at which our leads convert into buyers, are important variables in the success of our business and depend on many factors, including the attractiveness of our consumer experience, the efficiency of the algorithm that matches our users with TrueCar Certified Dealers and consumers' loyalty to our brand or to that of the affinity partner through which they were introduced to our Auto Buying Program. When our lead quality or quantity declines, for example, in response to macroeconomic factors such as interest rates, inventory shortages or inflation, our unit volume declines, which results in both lower revenues from dealers and OEMs with pay-per-sale billing arrangements, as well as a greater difficulty in justifying our value proposition to dealers, including dealers on subscription

billing arrangements. Additionally, diminished lead quality or quantity often causes TrueCar Certified Dealers to be dissatisfied with our program, which increases the likelihood that they choose to leave our network or insist on lower subscription rates.

Historically, some of our TrueCar Certified Dealers have expressed concern about our lead quality. For example, in 2020, the wind-down and subsequent termination of our affinity partnership with USAA Federal Savings Bank, or USAA, adversely affected both our lead quantity and quality. Additionally, during the first several months of the coronavirus pandemic, we noticed a substantial but temporary decrease in lead quantity, and since 2021, we have continued to experience relatively lower lead quality compared to the years prior to the pandemic. We believe that the lead quality and quantity challenges that we have experienced since 2021 are substantially related to the contemporaneous industry-wide automobile inventory shortages, which we discuss in greater detail in the risk factor entitled "*Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other issues*" and other macroeconomic factors that impact automobile purchases such as inflation and interest rates. We cannot predict how further developments will affect our lead quantity and quality, and negative developments in these metrics have adversely affected our revenues, results of operations and business and may continue to do so in the future.

If we are not successful in rolling out new offerings, including our TrueCar+ offering, providing a compelling value proposition to consumers and dealers using those offerings, integrating our current and future offerings into such experiences or appropriately monetizing them, our business and prospects would be adversely affected.

We believe that our effort to fully build out our end-to-end consumer car-buying experience, TrueCar+, is critical to the success of our business. Through this initiative, we have integrated certain of our historic product offerings along with newly developed offerings designed to provide an end-to-end car-buying experience in a single, seamless experience.

While we envision providing a full-scale end-to-end consumer car-buying experience through our TrueCar+ offering that allows consumers to complete all steps of the car buying process, including: shopping for and selecting a car; applying for and receiving financing; exchanging a trade in vehicle; viewing all costs, taxes and fees associated with a new vehicle; and executing a retail installment contract for the vehicle, all from the TrueCar+ platform, there are a number of technical factors that may make this offering difficult or impossible to develop at scale. For example, such an offering would likely only be effective if integrated into the software platforms already commonly used by a sufficient number of dealers, a process which would require the third-party developers of such software platforms to cooperate with our own product development efforts, and some such developers may view our offerings as competitive with their own or may not otherwise be incentivized to provide such cooperation. Further, providing consumers with accurate and detailed pricing about a potential vehicle purchase requires developing sophisticated systems that properly account for factors such as rebates, financing terms and state and local taxes, which may all differ depending on the relevant jurisdictions and parties involved. Allowing for purchase documentation to be executed remotely or online also requires additional integration into existing dealer software and may be subject to differing legal requirements or restrictions depending on the applicable jurisdiction. Creating a fully-scaled online car buying offering that is effective and attractive to both dealers and consumers requires overcoming these and other challenges. If we are unable to do so, the viability of our TrueCar+ product may be substantially impacted and our business, results of operations and prospects may suffer as a consequence.

In July 2024, we announced a pilot program of TrueCar+ in the San Francisco Bay Area, however, for the reasons described herein, we cannot guarantee that we will be able to expand the scale of this offering to the extent necessary to positively impact our business, revenue and operations. If we are unsuccessful in rolling out a scalable TrueCar+ offering, providing a compelling value proposition to the consumers and dealers using it, integrating our current and future offerings into that experience or appropriately monetizing it, our business, revenue, operating results and prospects would be adversely affected.

Actions that we have taken and may take in the future to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

In June 2023, we announced a strategic restructuring, which we refer to as the Restructuring Plan. In connection with the Restructuring Plan, we reduced our workforce by approximately 24%. While the Restructuring Plan was designed to further our efforts to enhance productivity and efficiency, preserve profitability and streamline our organizational structure, we may encounter challenges in the execution of these efforts that could prevent us from recognizing the intended benefits of such efforts or otherwise adversely affect our business, results of operations and financial condition. For example, this reduction in our workforce may have resulted in, and may continue to result in, unintended long-term consequences, including unwanted employee attrition; damage to our reputation as an employer; and the loss of institutional knowledge and expertise.

As we continue to identify areas of cost savings and operating efficiencies, we may consider implementing further measures to reduce operating costs and improve operating margins. We may not be successful in implementing such initiatives, including as a result of factors beyond our control. If we are unable to realize the anticipated savings and efficiencies from our reductions in force, other potential restructuring efforts and future strategic initiatives, our business, results of operations and financial condition could be harmed.

The growth of our business relies significantly on our ability to maintain and increase the revenues that we derive from dealers in our network of TrueCar Certified Dealers. Failure to do so would harm our financial performance.

We derive most of our revenues from dealers in our network of TrueCar Certified Dealers. If we are unable to maintain and increase these revenues, our financial performance will be harmed. We seek to increase these revenues in a number of ways.

First, we work to develop, introduce and improve, new products for dealers, including our TrueCar+ offering, to increase revenue and drive dealer adoption of our offerings. As discussed further above under, "*If we are not successful in rolling out new offerings, including our TrueCar+ offering, providing a compelling value proposition to consumers and dealers using those offerings, integrating our current and future offerings into such experiences or appropriately monetizing them, our business and prospects would be adversely affected,*" if we fail to provide enticing new products, we may not be able to attract new dealers or maintain the current dealers in our network.

Second, we endeavor to support and maintain our currently active TrueCar Certified Dealers. As described in greater detail elsewhere in this "Risk Factors" section, macroeconomic challenges such as the coronavirus pandemic and related inventory shortages imposed financial hardships on dealers, and the termination of our partnership with USAA in 2020 diminished the average quantity and quality of the leads that we provide our dealers, and while we have taken actions intended to mitigate these effects on our dealers, there can be no assurance that our efforts will be successful.

Third, because an increasing majority of our unit volume from our dealers is subject to subscription billing arrangements, with the remainder being subject to pay-per-sale billing arrangements, our ability to properly manage dealer subscription rates is critical to maintaining and increasing our dealer revenues. As we expect the number of TrueCar Certified Dealers on subscription billing arrangements to continue to increase relative to those on a pay-per-sale billing model, the growth of our business will be even more dependent on our ability to manage dealer subscription rates.

If we are unable to convince subscription-based dealers of our value proposition, we could be unable to maintain or increase dealer subscription rates even if our unit volume increases. Similarly, if our unit volume declines and we are not able to appropriately manage the subscription rates of affected dealers, those dealers could insist on lower subscription rates or terminate their participation in our dealer network. Any of these and other similar subscription-related eventualities could have a material adverse effect on our business, growth, financial condition, results of operations and cash flows. In addition, in the past we have opted to provide subscription dealers with discounts in response to volatility in our monetization rates, including during the coronavirus pandemic. In the future, we expect to continue to adjust individual dealers' subscription rates in an effort to bring their monetization rates in line with historical levels. If we do not successfully balance the need to maintain dealer relationships with appropriate subscription adjustments with the need to maintain our revenues, our business, operating results and financial condition could be negatively affected.

Finally, we strive to grow and optimize the geographic coverage of dealers in our network of TrueCar Certified Dealers and to improve the representation of high-volume brands in our network to increase the number of transactions between our users and dealers. Some automotive brands consistently achieve higher than average sales volume per dealer. As a consequence, dealers representing those brands make a disproportionately greater contribution to our unit volume. Our ability to grow and to optimize the geographic coverage of dealers in our network of TrueCar Certified Dealers, increase the number of dealers representing high-volume brands and grow the overall number of dealers in our network is an important factor in growing our business.

Beginning in early 2020, we experienced the loss of a significant number of both franchise and independent dealers in our network, including as a result of the coronavirus pandemic, inventory shortages and the termination of our affinity partnership with USAA. Although the number of franchise dealers in our network increased in 2023 and 2024, we continued to lose independent dealers due, in part, to the number of independent dealers that have been acquired in industry consolidations or have gone out of business as price volatility and higher interest rates on inventory held by dealers has increased financial pressures. As a result, we may be unable to maintain or grow the number of dealers in our network, in a geographically optimized manner or at all, or increase the proportion of dealers in our network representing high volume brands. If we continue to experience a protracted decline in our dealer count, or experience a similar decline in the future, it would have a material adverse effect on our business, growth, financial condition, results of operations and cash flows.

We cannot assure you that we will be able to maintain or increase the revenues that we derive from dealers in our network of TrueCar Certified Dealers in any of the ways described above, or otherwise, and failure to do so would harm our financial performance.

The loss of a critical mass of dealers, either nationally or in any given geographic area, could deprive us of the data we need to provide certain of our key features, our inventory supply and certain key elements of our platform's consumer-facing functionality, any of which would negatively affect our business.

We depend on data provided by our dealers to provide our users with information about what others paid for the same make and model of car, among other aspects of our user experience. If a critical mass of dealers nationally, or in any given geographic area, goes out of business, or cancels or suspends their participation in our network, we may be unable to provide comparable sales data, our used-car inventory count and certain key elements of our platform to users in the affected areas, or the quality of the information or user experience could deteriorate in those areas. Although we introduced distance retailing in 2022 to allow consumers to choose from an expanded selection of inventory beyond their immediate geographic location, a majority of TrueCar consumers who ultimately purchase vehicles after being introduced to dealers through our platform do so from dealers in their immediate geographic region. Furthermore, although our TrueCar+ pilot program allows consumers to purchase new and used cars online without visiting a dealership, new cars are available through this pilot only to California residents and we are unable to offer used cars in all U.S. states as part of the current TrueCar+ pilot program.

Additionally, because much of our organic traffic from search engines originates from used-car-related search terms, and our ranking for those terms is heavily influenced by our inventory levels, the loss of a critical mass of dealers in any given geographic area could also cause a loss of used-car inventory on our sites that would diminish our organic search traffic and therefore our number of monthly unique visitors. For example, a decrease in our relevant inventory would result in a decrease in pages that are available for search-engine indexation and a greater probability that a user leaves our pages early, which is generally a negative signal for ranking algorithms. For more information on the reliance of our business on search-engine results, refer to the risk factor entitled "*We rely, in part, on Internet search engines to drive traffic to our website, and if we fail to appear prominently in the search results, our traffic would decline and our business would be adversely affected.*"

Starting in 2023, we began to observe decreases in the number of independent dealers on our platform, primarily as a result of either being acquired in industry consolidations or going out of business. Manufacturers that offer multiple automotive brands may also incentivize franchise dealers to move away from certain brands in order to prioritize others, such as Jaguar Land Rover's announcement in 2023 that it would incentivize franchise dealers to close Jaguar dealerships in order to promote Land Rover dealerships. While we do not believe that we have to-date lost a critical mass of dealers in any particular geographic area, recent decreases in our dealer count have affected our ability to present a wide array of dealers and inventory to some of our users, which could harm our business. Further, if we do lose a critical mass of dealers nationally, in any geographic area or for any particular manufacturer, our business, reputation and results of operations would be negatively affected.

Changes we make to our products, including as they relate to TrueCar+, may impact how such products are viewed by our dealers and consumers.

We have made recent changes to our products, including in anticipation of the rollout of TrueCar+, that may impact how such products are viewed by our dealers and consumers. For example, we historically offered our Trade solution to our dealers through a commercial partnership with Accu-Trade, but this relationship ceased in May 2023. Although we have continued offering valuation data for our Trade and "Sell Your Car" products with the support of our affiliate, TCWS, instead of Accu-Trade, we cannot guarantee that consumers or dealers will consider our replacement product comparable to what we have historically provided through our partnership with Accu-Trade. If dealers conclude that this change decreased the value of our product offerings, our business may be adversely affected. We also cannot assure you that we will be able to operationalize and implement the replacement support of TCWS at the same scale as the Accu-Trade product. If we are unable to do so, the TrueCar+ offering and our business and prospects will be adversely affected. The business model of TCWS also introduces additional risk to our business, including risks arising from the requirement that TCWS comply with certain laws and regulations governing the operations of automobile dealers, as further described in the risk factor entitled "*We are subject to a complex framework of laws and regulations, including, among others, those concerning vehicle sales, advertising and brokering, many of which are unsettled, still developing and contradictory, which have in the past, and could in the future, subject us to claims, challenge our business model or otherwise harm our business.*" Further, certain aspects of TCWS' business model involve TCWS acquiring used cars from consumers and holding such cars in inventory. If TCWS is unable to efficiently liquidate such inventory or recognize gains from the sale thereof, our revenue, results and business may be adversely affected.

We have introduced, and intend to continue to introduce, additional other products in connection with the rollout of our TrueCar+ offering. However, because these products are new and may be relatively untested, we may be unable to anticipate issues that arise following their introduction. This has resulted in our product development and rollout being an iterative process in which we may modify, pause or cease certain features or products, and we expect to continue this approach with future offerings. Consumers and dealers may view past or future alterations or removals of TrueCar+ features or products in a negative light, which could adversely affect the prospects of our TrueCar+ offering. For more information on potential risks to our reputation with dealers arising from these new products, refer to the risk factor entitled "*If key industry participants, including car dealers, affinity partners and automobile*

manufacturers, perceive us in a negative light or our relationships with them suffer harm, our ability to grow and our financial performance may be damaged."

Additionally in 2023, we announced our plans to develop more personalized and dynamic product experiences tailored to different consumer and dealer profiles, which we refer to as cohorts. We cannot guarantee that any cohort of dealers or consumers will positively respond to these offerings, that these offerings will be appropriately tailored to any cohort or that they will increase our traffic or close rates, in which case our business may be adversely affected. In addition, in 2024, we announced TrueCar Marketing Solutions, a suite of products designed to improve the efficiency of our dealer customers' marketing efforts, but we cannot guarantee that our dealers will find the value proposition of these products to be compelling. Further, the resources dedicated to developing these offerings may detract from resources that would be otherwise dedicated to other product offerings.

If we are unable to provide a compelling car-buying experience to our users, the number of transactions between our users and TrueCar Certified Dealers, and the number of TrueCar Certified Dealers, could decline, and our revenue and results of operations would suffer harm.

The primary user experience on our TrueCar-branded website platform has evolved since its launch in 2010, but has not changed dramatically. While we continue to devote substantial resources to the development of our platform and enhancement of our user experience, including the rollout of our TrueCar+ end-to-end car-buying solution, we cannot assure you that we will be able to successfully scale this offering, or provide a compelling car-buying experience to our users. Our failure to do so could cause the number of transactions between our users and TrueCar Certified Dealers to decline, prevent us from effectively monetizing our user traffic and cause us to lose consumers to competitors' platforms. In addition, if we are unable to provide a compelling car-buying experience to our users, the quality of the leads we provide to dealers could decline, which could result in dealers leaving our network.

We believe that our ability to provide a compelling car-buying experience is subject to a number of factors, including:

- the actions taken by other participants in the car-buying process, including dealers and automobile manufacturers;

- our ability to provide our TrueCar+ offering in a manner that is user-friendly, accepted by dealers and differentiated from the offerings of our competitors;

- our ability to provide users personalized experiences tailored to differing consumer and dealer profiles;

- our ability to launch other new products that are effective and have a high degree of consumer engagement;

- our ability to constantly innovate and improve our existing products, including in response to changes in consumer and dealer behavior and preferences, whether in response to the macroeconomic environment, such as inflation or increased interest rates or otherwise;

- the compliance of the dealers within our network of TrueCar Certified Dealers with applicable laws, regulations and the rules of our platform, including the requirement that they honor the prices they quote to our users;

- our access to a sufficient amount of data to enable us to provide relevant vehicle and pricing information to consumers, including data provided by TrueCar Certified Dealers through our systems; and

- our ability to constantly innovate and improve our website as well as our mobile application and platform to enable us to provide products and services that users want to use on the devices they prefer.

Economic and other conditions that impact consumer demand for automobiles, including interest rates, inflation, tariffs and fuel prices, may have a material adverse effect on our business, financial condition and results of operations.

Decreases in consumer demand could adversely affect the market for automobile purchases and, as a result, reduce the number of consumers using our platform. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. For example, the number of new vehicle sales in the United States decreased significantly between 2007 and 2009 in connection with the Great Recession, and, in connection with the coronavirus pandemic and the subsequent shortage of automobile semiconductor chips, dropped consistently for three years from 17.0 million in 2019 to 13.8 million in 2022.

Various economic uncertainties, including stock market and commodity pricing volatility, could lead to a downturn that may impact our business. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising costs of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, inflation, stock market volatility, new tariffs or border adjustment taxes,

increased unemployment and changes in environmental regulations and fuel economy standards. For example, the tariffs on products imported from Canada, Mexico and China announced by President Trump in January 2025, if implemented and maintained for a sufficient period of time could result in increased costs to American consumers for automobiles and automobile components produced or assembled in those countries, which could decrease demand for automobiles and negatively impact our business. Further, the tariffs announced in February 2025 on steel and aluminum, raw materials used significantly in automobile manufacturing, as well as the tariffs that the president suggested his administration was considering imposing on automobile imports, if implemented and maintained, could each have similar negative impacts on the prices of cars, consumer demand and our business. Similarly, a change in gasoline prices, such as the increases in gasoline prices in the aftermath of Russia's invasion of Ukraine in February 2022 and the resulting sanctions against Russia, governmental policy or other macroeconomic factors could increase the relative demand for electric vehicles, many of which are currently sold directly to consumers by manufacturers such as Tesla without the involvement of franchised dealers such as the TrueCar Certified Dealers on our network, and which is a transaction structure we are not currently able to monetize.

Interest rates in particular can have a significant impact on automobile purchases and affordability due to the direct relationship between interest rates and monthly loan payments. Interest rate increases by the U.S. Federal Reserve, such as those implemented in 2022 and 2023 as well as any additional increases that could occur in the future, could negatively affect the number of vehicles purchased by consumers, and any reduction in purchases could adversely affect automobile dealers and car manufacturers and lead to a reduction in other spending by these constituents, including targeted incentive programs. Higher interest rates combined with increased vehicle prices resulting from low inventory, as discussed in the risk factor entitled "*Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other issues,*" or other factors may also increase the amount of time that consumers wait between purchasing vehicles as the ability for a consumer to trade in or sell an existing vehicle to finance a new purchase may be diminished if the value of any loans associated with such existing vehicle are high relative to the underlying value of the vehicle itself. Increases in interest rates may also result in dealers purchasing lower amounts of inventory from manufacturers due to increases in dealers' own financing costs.

Similarly, inflation may negatively affect consumer behavior and purchasing power, reducing the number of cars purchased by consumers during periods of heightened inflation. For example, during the twelve months ended June 30, 2022, consumer prices increased 9.1% according to the Department of Labor, and while increases in the rate of inflation have slowed since the summer of 2022, rates of inflation have remained consistently elevated compared to the years leading up to the coronavirus pandemic, and we cannot predict the extent prices will continue to rise, or the long-term effects these conditions may have on consumer behavior.

Further, economic impacts and the impacts on consumer behavior resulting from responses to the coronavirus pandemic negatively affected our business, growth, financial condition, results of operations and cash flows in a number of ways. Most directly, in the first and second quarters of 2020, a number of state and local governments took steps that adversely impacted the sale of automobiles. In addition, economic uncertainty, as well as a decrease in consumers' need and willingness to make discretionary trips outside of the home, decreased the demand for cars. Cumulatively, these factors resulted in a drastic reduction in the number of cars bought by our users from our dealers. In the second and third quarters of 2020, our units declined by approximately 22% over the same two-quarter period in 2019. Although we have experienced a marked improvement in our financial and operational metrics since the height of the pandemic, our business could suffer due to certain potential long-term effects of the pandemic. For example, if consumer demand for cars is permanently decreased because remote working continues to be prevalent in the long term and the need for commuting is reduced or if consumers become accustomed to contactless purchases and we are not able to successfully roll out our TrueCar+ experience, our business may be harmed. Further, many dealers were able to increase profits as a result of certain conditions caused by the pandemic, such as low inventory levels and marketing costs, and if dealers continue this operational approach, our business could be adversely affected. Additionally, the resumption of student loan payments, which were temporarily paused with respect to most publicly-held student loans during the coronavirus pandemic, may have a negative impact on consumer spending, which could adversely affect demand for automobiles and our business.

The failure to attract manufacturers to participate in our car manufacturer incentive programs, or to induce manufacturers to remain participants in those programs, could reduce our growth or have an adverse effect on our operating results.

In 2024 and 2023, respectively, we derived approximately 9.6% and 9.4% of our revenue from our arrangements with car manufacturers to promote the sale of their vehicles through additional consumer incentives, and, while more volatile than other of our revenue sources, we believe that this revenue stream represents a potential continued growth opportunity for our business following the recent increase in manufacturer incentive spending as automobile inventory shortages subside. As a result of low vehicle inventories in 2021 and 2022, manufacturers reduced incentive spending. Certain manufacturers who participated in our programs in the past suspended their participation due to the low inventory levels during this time, and we cannot guarantee that all such manufactures will return to our program even as inventory issues subside.

Attracting manufacturers to our program also requires us to present a compelling value proposition so that such manufacturers rationalize allocating marketing spend to our platform compared to other channels. Failure to attract additional manufacturers to participate in these programs could reduce our growth and harm our operating results. Additionally, our relationships with manufacturers typically begin with a short-term pilot arrangement and, even if a relationship progresses beyond the pilot stage, it may only be for a short term and may not be renewed by the manufacturer, which could cause fluctuations in our operating results. If we are unable to induce the manufacturers with which we currently have relationships to continue or expand their incentive programs on our platform, or to enter into longer-term arrangements, or if we are unable to attract new manufacturers to our platform, that would have an adverse effect on our business, revenue, operating results and prospects.

Further, some of our arrangements with manufacturers are intended to specifically target members of our affinity group marketing partners. If our relationships with such affinity group marketing partners are terminated, harmed or otherwise unfavorably modified, our ability to offer such programs with manufacturers may be negatively impacted, which could adversely affect our business and financial performance. For example, in October 2024, American Express, one of our longstanding affinity group marketing partners, notified us of its termination of our affinity partnership, with such termination to be effective in April 2025. Beginning in the second quarter of 2023, one of the car manufacturers for which we from time-to-time host incentives participated in an arrangement in which promotional incentives were offered to American Express card members who purchased certain of such manufacturer's vehicles through the auto purchasing program we host for American Express members. As a part of such arrangement, we received a fee from the manufacturer for each vehicle sold in connection with the program. At the time we received American Express' termination notice, the revenue generated by this arrangement accounted for a significant majority of the revenue generated by all of our promotional arrangements with manufacturers. Since April 2024, the month in which the most recent iteration of our partnership with American Express became effective, the average monthly revenue earned from this arrangement was approximately $840,000, representing an annual run-rate of approximately $10 million. If we are unable to identify additional avenues through which to offer manufacturer incentives as alternatives to the American Express member network, our revenue from arrangements with manufacturers will be adversely impacted.

A significant reduction in the number of cars purchased from our TrueCar Certified Dealers by members of our affinity group marketing partners, such as the decrease in our unit volume following our termination of our partnership with USAA in 2020, would reduce our revenue and harm our operating results.

Our financial performance is substantially dependent upon the number of cars purchased from TrueCar Certified Dealers by users of the TrueCar website, our branded mobile applications and the car-buying sites we maintain for our affinity group marketing partners. A majority of the cars purchased by our users have historically been matched to the car-buying sites we maintain for our affinity group marketing partners and our relationships with our affinity group marketing partners will remain critical to our business and financial performance. However, several aspects of our relationships with affinity groups might change in a manner that harms our business and financial performance, including:

- affinity group marketing partners might terminate their relationship with us or make the relationship non-exclusive, resulting in a reduction in the number of transactions between users of our platform and TrueCar Certified Dealers;

- affinity group marketing partners might de-emphasize the car-buying programs within their offerings or alter the user experience for members in a way that results in a decrease in the number of transactions between their members and our TrueCar Certified Dealers; or

- the economic structure of our agreements with affinity group marketing partners might change, resulting in a decrease in our operating margins on transactions by their members or otherwise require us to incur additional costs associated with maintaining the partnership.

For example, in 2020, USAA terminated its affinity marketing partnership with us. Prior to the termination of that relationship, USAA accounted for a substantial share of our units and revenues, for example, in 2019, 29% of all of our units during that year were matched to users of the car-buying site we maintained for USAA. Even as the partnership wound down during 2020, 20.1% of all of our units that year were attributable to the program. The termination of our affinity partnership with USAA had a material adverse effect on our business, revenue, operating results and prospects, and may have led to the loss of some dealers from our network. To the extent that we are not able to mitigate the adverse effects of the termination of our relationship with USAA, including by increasing our unit volume through other sources, our business, revenues, results of operations and cash flows will continue to be materially negatively affected. Further, as discussed in the risk factor entitled "*The failure to attract manufacturers to participate in our car manufacturer incentive programs, or to induce manufacturers to remain participants in those programs, could reduce our growth or have an adverse effect on our operating results*," our affinity partner American Express provided us with a notice of termination in October 2024. Pursuant to this notice, the auto purchasing program we host on behalf of American Express for its card members will terminate in April 2025. In the twelve months prior to our receipt of American Express' termination notice, approximately 5% of our units resulted from the American Express auto purchasing program. If we are unable to identify alternative

sources through which to sell units following the loss of American Express' auto purchasing program, our units, revenue and business will be negatively impacted.

Additional changes similar to these to our relationships with our affinity group marketing partners could happen for a number of reasons both within and outside of our control. For example, we share certain information of our users with our affinity partners, and those partners may in turn use that information to offer enhanced value propositions to our users, such as manufacturer incentives or other benefits provided by third parties that we refer to as buyer's bonuses, or for analytical or other business purposes. Affinity partners that derive value from that information may terminate their relationship with us, or change the relationship in a manner adverse to our business, if we cease or limit our sharing of the information, and we cannot assure you that we will not be required to do so due to market conditions or contractual counterparties, or by law or regulators given the rapidly evolving environment surrounding privacy matters in the United States. For more information on these matters, refer to the risk factor entitled "*We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect this information and data could damage our reputation and brand and harm our business and operating results.*" Our relationships with our affinity group marketing partners could also be harmed by any number of macroeconomic, social, political, legal or regulatory changes or other factors and our and our partners' respective responses to them or changes in our partners' interpretations or existing regulations and other legal requirements.

Further, because our revenue sharing arrangements with our affinity partners are typically tied to our average net monetization, a decrease in this metric, such as the decreases we experienced in the second quarter of 2020 due to the disruptions caused by the coronavirus pandemic, negatively affects the per-unit revenues that those partners receive from their partnership with us, and the decrease in our average net monetization could result in any of the adverse actions by affinity partners referred to above. In addition, when the quality of leads we provide declines, such as the declines in quality following the coronavirus pandemic and subsequent inventory shortages, the negative impact on the revenue of our affinity partners could harm our relationships with such affinity partners and our business and financial performance could be adversely affected.

A significant change to our relationships with affinity group marketing partners may have a negative effect on our business in other ways. For example, the termination by an affinity group marketing partner of our relationship may create the perception that our products and services are no longer beneficial to the members of affinity groups or a more general negative association with our business. In addition, a termination by an affinity group marketing partner may result in the loss of the data it provided to us about automobile transactions. This loss of data may decrease the quantity and quality of the information that we provide to consumers and may also reduce our ability to identify transactions for which we can invoice dealers. Further, certain of our marketing partners are affiliated with well-established brands that consumers may perceive as trustworthy and reputable. To the extent we lose our affiliation with such brands or consumer views of such brands decline, consumer perceptions of our own brand may be negatively impacted. If our relationships with affinity group marketing partners change, our business, revenue, operating results and prospects may be harmed.

If key industry participants, including car dealers, affinity partners and automobile manufacturers, perceive us in a negative light or our relationships with them suffer harm, our ability to grow and our financial performance may be damaged.

Our primary source of revenue consists of fees paid by TrueCar Certified Dealers to us in connection with the opportunity to sell automobiles to our users. Our value proposition to such users depends on our ability to provide pricing information on automobiles from a sufficient number of automobile dealers by brand and in a given consumer's geographic area. If our relationships with our network of TrueCar Certified Dealers suffer harm in a manner that leads to the departure of these dealers from our network, then our revenue and ability to maintain and grow unique visitor traffic would be adversely affected.

For example, at the end of 2011 and the beginning of 2012, due to regulatory and publicity-related challenges, many dealers canceled their agreements with us, and our franchise dealer count fell from 5,571 at November 30, 2011 to 3,599 at February 28, 2012. In 2015, 279 franchise dealers became inactive as the result of a contractual dispute with a large dealer group, and our franchise dealer count decreased from 9,300 at June 30, 2015 to 8,702 at September 30, 2015. At December 31, 2024, our franchise dealer count was 8,351.

TrueCar Certified Dealers have no contractual obligation to maintain their relationship with us. Accordingly, these dealers may leave our network at any time or may develop or use other products or services in lieu of ours. Further, while we believe that our service provides a lower cost, accountable customer acquisition channel, dealers may have difficulty rationalizing their marketing spend across TrueCar and other channels, which may dilute our dealer value proposition. If we are unable to create and maintain a compelling value proposition for dealers to become and remain TrueCar Certified Dealers, our dealer network may fail to grow and the number of dealers in our network could decline.

Similarly, if dealers come to view our products and services in a negative light, in particular the products and services associated with TrueCar+, which is currently in a pilot phase, our dealer network could be adversely affected.

In addition, although the automobile dealership industry is fragmented, a small number of groups have significant influence over the industry, including state and national dealership associations, state regulators, car manufacturers, consumer groups, individual dealers and consolidated dealer groups. If any of these groups believe that automobile dealerships should not do business with us, this belief could become quickly and widely shared by automobile dealerships, and we could lose a significant number of dealers in our network. For example, in 2015, the California New Car Dealers Association, or CNCDA, filed a lawsuit alleging that we were operating in the State of California as an unlicensed automobile dealer and auto broker. Although this litigation was ultimately settled, we cannot assure you that similar litigation will not be brought against us in the future. A significant number of automobile dealerships are also members of larger dealer groups, and if a group decides to leave our network, that decision would typically apply to all dealerships within the group.

Furthermore, automobile manufacturers may provide their franchise dealers with financial or other marketing support on the condition that they adhere to certain marketing guidelines, and these manufacturers may determine that the manner in which certain dealers use our platform is inconsistent with the terms of those guidelines. That determination could result in potential or actual loss of the manufacturers' financial or other marketing support to the dealers whose use of the TrueCar platform is deemed objectionable. For example, many car manufacturers maintain guidelines that prohibit dealers from advertising a car at a price that is below an established floor, referred to as minimum allowable advertised price, or MAAP, guidelines. In the past, manufacturers have taken the position that prices submitted by TrueCar Certified Dealers were in violation of their MAAP guidelines and discouraged franchise dealers from participating in our network, and any similar discord in the future with specific car manufacturers could impede our ability to grow our dealer network. Although we have implemented certain changes designed to accommodate existing MAAP guidelines, it is unclear whether we will be able to accommodate new, and continue to accommodate existing, guidelines without making material, unfavorable adjustments to our business practices or user experience. The potential or actual loss of marketing support could cause dealers to cease being members of our TrueCar Certified Dealer network, which would adversely affect our ability to maintain or grow the number and productivity of dealers in our network or the revenue derived from those dealers.

Further, the majority of our units have historically been matched to the car-buying sites we maintain for our affinity group marketing partners, and any deterioration in our reputation or relationships with those partners could result in a number of adverse effects on our business.

We cannot assure you that we will maintain strong relationships with the dealers in our network of TrueCar Certified Dealers or that we will not suffer dealer attrition in the future. We may also have disputes with dealers from time to time, including relating to the collection of fees from them and other matters. We may need to modify our products, change pricing or take other actions to address dealer concerns in the future. If a significant number of these automobile dealerships decide to leave our network or change their financial or business relationship with us, our business, growth, operating results, financial condition and prospects would suffer.

Our business could be adversely affected by executive and other transitions in our senior management team or if any vacancies cannot be filled with qualified replacements in a timely manner.

We have experienced management turnover and could face additional management turnover in the future, which could divert our remaining management team's attention from key business areas and negatively affect our business in other ways. Although we generally enter into employment agreements with our executives, the agreements have no specific duration, and our executive officers are at-will employees. As a result, they may terminate their employment relationship with us at any time, and we cannot ensure that we will be able to retain the services of any of them. Our senior management's knowledge of our business and industry would be difficult to replace, and any further turnover could negatively affect our business, growth, financial conditions, results of operations and cash flows.

Recently, we have experienced significant changes in our management team. As described in the risk factor entitled "*Actions that we have taken and may take in the future to restructure our business in alignment with our strategic priorities may not be as effective as anticipated*," in June 2023, in connection with the Restructuring Plan, our former president and chief executive officer was terminated and resigned from our board of directors, and our chief operating officer was appointed as president and chief executive officer. In addition, in September 2023, we announced the replacement of both our chief financial officer and head of sales and the creation of a new position, chief revenue officer. Other executives that departed in 2023, whether in connection with the Restructuring Plan or otherwise, include our chief technology officer, chief communications officer, head of product, senior vice president of partnerships, senior vice president of business development and senior vice president of Digital Motors. Our senior vice president of data engineering departed in the first quarter of 2024. In August 2024, we transitioned our prior chief people officer to the role of chief operating officer. As a result of turnover and open positions, our management team has been required to take on increased responsibilities in the past and may be required to do so again in the future.

Management transitions are often difficult and inherently cause some loss of institutional knowledge and a learning curve for new executives, which could negatively affect our results of operations and financial condition. Our ability to execute our business

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strategies may be adversely affected by the uncertainty associated with any such transition, and the time and attention from the board and management needed to fill any vacant roles and train any new hires could disrupt our business. If we are unable to successfully identify and attract adequate candidates for any vacancies in our management roles in a timely manner, we could experience increased employee turnover and harm to our business, growth, financial conditions, results of operations and cash flows. We face significant competition for executives with the qualifications and experience we seek. The search for candidates for these positions has resulted, and may in the future result, in significant recruiting and relocation costs.

An inability to retain, attract and integrate qualified personnel could harm our ability to develop and successfully grow our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. The loss of key personnel, including members of management as well as key engineering, product and technology employees who understand our business and can innovate our products, could have an adverse effect on our business. Additionally, our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including our dealer, marketing, finance, accounting, legal and other personnel. Competition for qualified employees in our industry, particularly for software engineers, data scientists and other technical staff, is often intense, and we have historically faced significant competition in hiring and retaining them during competitive labor markets. Moreover, we have conducted reductions in force and may undergo further reductions as a result of our continued review of business needs, employee performance and other factors specific to our business as well as broader economic factors such as market demand for automotive products and services or advancements in technology. Reductions in our workforce could adversely affect employee morale, retention, recruiting efforts and result in the incurrence of severance-related costs, as described in the risk factor entitled "*Actions that we have taken and may take in the future to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.*" We are also limited in our ability to recruit internationally by immigration and other laws.

To attract and retain executives and other key employees in this competitive marketplace, we must provide competitive compensation packages, including cash and stock-based compensation. Our primary forms of stock-based incentive awards are time-based restricted stock units and performance-based restricted stock units. Our stock price has long experienced substantial volatility, which may negatively impact the extent to which our stock-based compensation is viewed as a valuable benefit. Further, in response to the financial disruption caused by the coronavirus pandemic, we temporarily reduced executive base salaries and deferred employee bonuses, raises and promotions. Although these measures were temporary, executives' and other employees' bonuses have also been negatively affected by the disruptions we have faced in recent years. The fact that we have taken these actions, and if we take any similar measures in the future, could hamper our recruiting and retention. Further, the equity incentive plan under which we grant our employees stock-based compensation as well as the number of shares issuable thereunder is subject to periodic stockholder approval, which may restrict our ability to authorize the number of stock-based incentive awards to the extent we believe necessary to compensate our employees. If our total compensation packages are not considered competitive, our ability to attract, retain and motivate executives and key employees could be weakened. If we do not succeed in attracting well-qualified employees, retaining and motivating existing employees or integrating new employees, our business could be materially and adversely affected.

Further, since the first quarter of 2020, all of our employees have been on work-from-home status, a transition that was initially implemented as a result of the coronavirus in accordance with orders of relevant governmental authorities. In the future, if we require certain employees to return to our offices, it could create a transition period during which business is disrupted or employee attrition, morale and productivity is negatively affected.

We may fail to respond adequately to changes in technology and consumer demands that could lead to decreased demand for automobiles on our platform.

In recent years, the market for motor vehicles has been characterized by rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks and other fundamental changes in the automotive industry and transportation technology and infrastructure could have a substantial impact on consumer demand for the purchase or lease of automobiles. Moreover, if a broader nationwide shift toward work-from-home arrangements persists in the long term, consumer demand for cars could decrease. If we fail to respond adequately to a decline in the demand for automobile purchases, it could have a material adverse effect on our business, growth, operating results, financial condition and prospects.

Additionally, we are not currently able to monetize transactions in which a manufacturer sells a new automobile directly to a consumer without the involvement of a TrueCar Certified Dealer, as Tesla, Rivian and Polestar and some other electric car manufacturers do in certain states. Even if we were to introduce new offerings that allowed us to monetize transactions between consumers and direct sellers, such as these manufacturers, such a development could be viewed in a negative light by franchise dealers and such dealers may choose to leave or decline to join our Certified Dealer network. Some more traditional manufacturers, such as Ford, have indicated an intent to adopt certain operating standards pioneered by the electric car industry with respect to their own electric vehicles, such as offering their electric models at fixed prices and supplying dealers with lower inventory. Other traditional

manufacturers are affiliated with electric vehicles manufacturers that sell vehicles directly to consumers, such as Volkswagen's affiliation with Scout Motors or Volvo's affiliation with Polestar. Some manufacturers have also established "build-to-order" models in which consumers can order a car with preselected options and features from a manufacturer via a dealership. If these practices become widespread, there may be a decrease in dealers' and consumers' dependence on third-party services such as ours that incorporate the inventory selection that a dealer has at a given time and rely on the ability of dealers to negotiate price with consumers. If we are not able to adjust our business model in response to these and other developments in the industry, including in response to changing consumer demands, our business, growth, operating results, financial condition and prospects could be adversely affected.

> ***Our ability to enhance our current product offerings, or grow complementary product offerings, may be limited, which could negatively impact our growth rate, revenues and financial performance.***

As we introduce new offerings or enhance existing products and services on our platform, for example, in connection with our rollout of TrueCar+, we may incur losses or otherwise fail to introduce these products or product enhancements successfully. Our attempts to do so may also place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on these investments are not achieved for several years, if at all.

In addition, we may not successfully demonstrate the value of these enhanced or complementary products to dealers or consumers, and failure to do so would compromise our ability to successfully expand our user experience and could harm our growth rate, revenue and operating performance.

Further, key contractual counterparties, including our affinity group marketing partners and automobile manufacturers who participate in our incentive programs, are increasingly requiring that our products adhere to certain technical standards, including accessibility and security standards, more stringent than those that we believe are currently required by applicable law. Ensuring that our products adhere to these requirements could divert our attention from key initiatives and require the investment of a significant amount of resources and, if we are unsuccessful in implementing these standards, could negatively affect our reputation and contractual relationships, which could adversely affect our growth rate, revenue and financial and operating performance. As discussed in the risk factor entitled "*If we are not successful in rolling out new offerings, including our TrueCar+ offering, providing a compelling value proposition to consumers and dealers using those offerings, integrating our current and future offerings into such experiences or appropriately monetizing them, our business and prospects would be adversely affected,*" our TrueCar+ offering requires a technological infrastructure that integrates the software and processes used by dealers, lenders and other third parties in order to create a fully-integrated online commerce flow for the car buying process. If either such third parties do not cooperate as anticipated or if their software or processes do not perform as anticipated, our products may be adversely affected.

Finally, as discussed elsewhere in this "Risk Factors" section, the success of our platform depends in part on the utility it provides to consumers relative to the platforms of our competitors. If we are unable to incorporate features or technological advancements that become commonplace in other consumer-facing products, including those of our competitors, such as the integration of artificial intelligence, machine learning and other emerging technologies, our products may be viewed less favorably by consumers, and our business, growth rate and performance may suffer.

> ***We may make product and investment decisions that do not prioritize short-term financial results and may not produce the long-term benefits that we expect.***

We may make product and investment decisions that do not prioritize short-term financial results if we believe that those decisions are consistent with our mission or will otherwise improve our financial performance over the long term. For example, we completed a long-term replatforming of our technology platform in 2018 that required a substantial dedication of resources over a sustained period of time and therefore caused a delay in pursuing other projects that may have had a more immediate financial impact. Our current focus on TrueCar+ has required time and resources that could have been allocated to other aspects of our business. Similarly, our ongoing efforts to effectively employ our data to drive better decision making and create more efficient internal workflows with the goal of increasing revenue growth, including through the increased implementation of artificial intelligence and machine learning systems, may be costly and may not result in the benefits we expect.

We also may introduce new features or other changes to existing products, or introduce new stand-alone products, that attract users away from products or use cases where we have more proven means of monetization. For example, in 2020, we introduced new consumer experiences that allow our users more control over the dealers to which their contact information is provided, the specific information so provided and the methods by which they are contacted. Although we believe that these experiences improved our product and will yield long-term financial benefits, in the short term, certain aspects of those new experiences had an incrementally negative impact on our monetization rates. Similarly, as discussed elsewhere in this "Risk Factors" section, we believe that the rollout of our TrueCar+ offering is critical to the long-term success of our business. However, we cannot assure you that we will do so successfully, or, if we do, that it will improve our business.

These and other similar decisions may adversely affect our business and results of operations and may not produce the long-term benefits that we expect.

Failure to maintain or increase our revenue, or to reduce our expenses as a percentage of revenue, would adversely affect our financial condition and profitability.

We expect to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all, and may not be sufficient to replace the revenue that we historically derived from our partnership with USAA or that we generated prior to the coronavirus pandemic and recent automobile inventory shortages, each as discussed elsewhere in this "Risk Factors" section. Furthermore, these investments may not decrease as a percentage of revenue if our business grows. In particular, we may continue to make substantial expenditures to acquire or develop and launch new products and enhance our existing products and services, continue to grow and train our network of TrueCar Certified Dealers and continue to upgrade and enhance our technology infrastructure. We also intend to continue investing to increase both dealer and consumer awareness of our brand, including channels such as television, video, digital, social, email, out-of-home, experiential and radio advertisements. There can be no assurance that these investments will have the effect of maintaining or increasing revenue or that we will eventually be able to decrease our expenses as a percentage of revenue, and failure to do so would adversely affect our financial condition and profitability.

Further, as a result of our transition to a remote workforce as described in the risk factor entitled "*An inability to retain, attract and integrate qualified personnel could harm our ability to develop and successfully grow our business,*" we also no longer require the amount of office space we did prior to the pandemic yet we continue to incur costs related to leases that were in place prior to our transition to a remote workforce. We have not yet successfully sublet or terminated all of our leases with respect to all such unused property, and , as discussed in the risk factor entitled "*We face litigation and are party to legal proceedings that could have a material adverse effect on our business, financial condition, results of operations and cash flows,*" we remain in active litigation with the landlord respect to the lease for our former headquarters. We cannot guarantee that we will be able to offset all costs associated with these leases in the future.

We cannot predict whether we will be able to maintain or grow our business. If we are unable to successfully respond to changes in the market, our business could be harmed.

Our business has grown when consumers and automobile dealers have increasingly used our products and services. However, we cannot guarantee that we will be able to maintain or grow our business. We expect that our business will evolve in ways that may be difficult to predict. For example, marketing expenditures in certain situations become inefficient, particularly with respect to the TrueCar website and our branded mobile applications. Revenue growth may be dependent on a number of factors, including the success of our TrueCar+ offering or our ability to focus on increasing the number of transactions, subscriptions and other sources from which we derive revenue by growing our network of TrueCar Certified Dealers, including dealers representing high-volume brands, both on an overall basis and in important geographies, as well as growth in the revenue we derive from car manufacturer incentive programs. It is also possible that dealers could broadly determine that they no longer believe in the value of our services. For example, as described in greater detail in the risk factor entitled "*Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other issues,*" the automobile inventory shortage in recent periods reduced the attractiveness of our value proposition to many dealers.

In the event of these or any other developments, our continued success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to do so, our business could be harmed, and our results of operations and financial condition could be materially and adversely affected.

We rely on relationships with data providers and may experience interruptions in the data feeds or API services they provide, which could adversely affect our current and future services and other product offerings, including TrueCar+, and otherwise negatively affect our business.

We receive data that is important for our business, such as automobile purchase data, from many third-party data providers, including our network of TrueCar Certified Dealers; DMS, data feed providers; data aggregators and integrators; survey companies; purveyors of registration data; our affinity group marketing partners; and other companies with which we partner from time to time. An interruption in our receipt of data from any of the data sources on which we rely could negatively affect our business.

For example, in the circumstances in which we employ a pay-per-sale billing model, we use automobile purchase data to match purchases from TrueCar Certified Dealers so that we may collect transaction fees from those dealers and recognize revenue from the related transactions. We also use that data to demonstrate to TrueCar Certified Dealers on a subscription billing model the value we provide to support maintaining or increasing our subscription rates and for otherwise tracking our units and collecting other relevant business information.

From time to time, we experience interruptions in one or more data feeds that we receive from third-party data providers, particularly DMS data feed providers. These interruptions sometimes negatively affect our business, for example, by impacting our ability to timely invoice the dealers in our network. These interruptions may occur for a number of reasons, including changes to the software used by these data feed providers and difficulties in renewing our agreements with third-party data feed providers or as a result of cybersecurity incidents that impact such data feed providers. If the circumstances which result in an interruption do not resolve or we are unable to use alternative data sources, and we experience a material disruption in the data provided to us, the information that we provide to our users and TrueCar Certified Dealers may be limited, the quality of this information may suffer, the user experience may be negatively affected and certain functionality on our platform may be disabled, and our business, financial condition, results of operations and cash flows would be materially and adversely affected.

In the circumstances in which we employ a pay-per-sale billing model, an interruption in the automobile purchase data feeds that we receive may affect our ability to match automobile purchases made by our users from TrueCar Certified Dealers, thereby delaying our submission of an invoice to a dealer in our network for a given transaction and delaying the timing of cash receipts from the dealer, and in circumstances in which we employ a subscription billing model, an interruption in those data feeds may affect our ability to justify maintaining or increasing our subscription rates. The redundancies of automobile purchase data feeds received from multiple providers may not result in sufficient data to match automobile purchases made by our users from TrueCar Certified Dealers. In the case of an interruption in these data feeds, our billing structure may transition to a subscription model for affected automobile dealers in our network until the interruption ceases. However, our subscription billing model may result in lower revenues during an interruption and, when an interruption ceases, we may not be able to retroactively match a transaction and collect a fee. In addition, our likelihood of collecting the fee owed to us for a given transaction decreases for those periods during which we are unable to submit an invoice to automobile dealers. Interruptions that occur in close proximity to the end of a given reporting period could result in delays in our ability to recognize those transaction revenues in that reporting period and these shortfalls in transaction revenue could be material to our operating results.

As discussed in the risk factor entitled "*Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other factors*," in June 2024, CDK Global, a major provider of DMS products which are used by many of our TrueCar Certified Dealers, announced that it had suspended certain key systems and operations as a result of a cybersecurity incident. Our platform is designed to integrate with certain tools and software used by our TrueCar Certified Dealers, including CDK's DMS products. If any third-party products widely used by our network of Certified Dealers become unable to integrate with our products, certain aspects of our services could be interrupted, some dealers on our network may lose faith in our value proposition and our business, operations and results may be adversely impacted. Further, we rely on automobile purchase data to match purchases from TrueCar Certified Dealers. This allows us to track units sold, demonstrate the value we provide our TrueCar Certified Dealers and to calculate revenue from the TrueCar Certified Dealers that we bill on our pay-per-sale billing model. If we are unable to match sales to leads due to technological or other disruptions, our revenue and business may be adversely affected.

Finally, as described in greater detail in the risk factor entitled "*If we are not successful in rolling out new offerings, including our TrueCar+ offering, providing a compelling value proposition to consumers and dealers using those offerings, integrating our current and future offerings into such experiences or appropriately monetizing them, our business and prospects would be adversely affected*," we depend on certain third-party providers of data and other services in providing our Access package of Trade and Payments solutions, and our TrueCar+ offering and our ability to provide users with certain information about others pay for the same make and model of a car, all rely on a number of other third-party providers. If our access to any of these providers is interrupted, or if any of them ends or adversely alters its relationship with us or the data they provide, we may be required to modify or curtail features of our TrueCar+ and other existing offerings. Further, our ability to monetize our data foundation in new ways, including through the implementation of artificial intelligence and machine learning, will depend in part on our ability to consistently and reliably access relevant data.

We rely, in part, on Internet search engines to drive traffic to our website, and if we fail to appear prominently in the search results, our traffic would decline, and our business would be adversely affected.

We depend in part on Internet search engines such as Google and Bing to drive traffic to our website, both through organic search results and the purchase of automotive and shopping-related keywords and phrases. For example, when a user types an automotive-related term into an Internet search engine, we rely on a high organic search ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high, non-paid search result rankings is not within our control. Our competitors' Internet search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that adversely affects our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, as Google and other search engine operators have done from time to time, or if our competitors' search engine optimization efforts are more successful than ours, overall growth in our user base could slow, our user base could decline or we could attract a less in-market user base. Internet search engine providers could provide automobile dealer and pricing information directly in search results, align with our competitors or choose to develop competing services. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

We also purchase automotive-related keywords by anticipating what words, terms and phrases consumers will use to search for car purchases on search engines and then bid on those words and terms in the search engines' auction systems. Search engines frequently update and change the logic that determines the placement and ordering of results on a user's search, which may reduce the effectiveness of the keywords we have purchased. Search engines also frequently change and optimize the amount and placements of advertisements on a search results page which may impact the quantity and quality of traffic to our website. Further, we bid against our competitors and other advertisers for preferred placement on the search engines' results pages. Many of our competitors have greater resources with which to bid and better brand recognition and consumer visibility than we do. We experience competition for paid advertisements, which increases the cost of paid Internet search advertising and as a result, our marketing and advertising expenses. Search engines may also adopt a more aggressive auction-pricing system for keywords that causes us to incur higher advertising costs or reduces our market visibility to prospective users. If paid search advertising costs increase or become cost-prohibitive, whether because of increased competition, pricing system changes, algorithm changes or otherwise, our advertising expenses could rise significantly, or we could reduce or discontinue our paid search advertisements. Moreover, the use of voice recognition technology such as Alexa, Google Assistant and Siri or the implementation of artificial intelligence into existing search engines such as Bing and Google may drive traffic away from traditional search engines, which could reduce traffic to our website. Any reduction in the number of users directed to our website through Internet search engines could harm our business and operating results.

Our users may in some cases require dealers who wish to communicate with them other than by email to communicate by text message rather than by phone call. If consumers or dealers do not see value in this functionality, or if it results in privacy concerns, our business could be negatively affected.

We allow some of our users to choose how dealers contact them other than by email, whether both by telephone and by text message or only by text message. We believe that allowing users to select their methods of communication is beneficial to both consumers and dealers, but we cannot assure you that they will agree. To the extent that dealers perceive text-message connections to be less valuable, for example because dealers believe that they are able to sell fewer cars to our users when using it, our business and results of operations could be negatively affected.

Additionally, we use a third-party vendor to facilitate text message communications between our users and dealers, and we have access to those communications. If either we, or our third-party vendor, are perceived to violate our dealers' or users' privacy in connection with those communications, or any law or regulation that applies to those communications, our reputation and business could be harmed. For more information on this type of risk, refer to the risk factor entitled "_We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect this information and data could damage our reputation and brand and harm our business and operating results._"

The success of our business relies heavily on our marketing and branding efforts, especially with respect to the TrueCar website and our branded mobile applications, as well as those efforts of the affinity group marketing partners whose websites we power, and these efforts may not be successful.

We believe that the TrueCar website and our TrueCar-branded mobile applications are important components of the growth of our business. Because TrueCar.com is a consumer brand, we rely heavily on marketing, communications and advertising to increase the visibility of this brand with potential users of our products and services. We have historically advertised and intend to continue advertising in the future through a combination of digital and online media, sponsorship programs, television marketing campaigns and other means, the goals of which are to increase the strength and recognition of, and trust in, the TrueCar brand and to drive more unique visitors to our website and mobile applications, and we expect to continue to advertise in support of our branding initiatives and future product launches. For more information on this initiative, see the risk factor entitled "_If consumers and dealers do not respond positively to our branding, our financial performance and our ability to grow unique visitor traffic and expand our dealer network could be negatively affected._" We incurred expenses of $95.6 million and $99.1 million on sales and marketing during the years ended 2024 and 2023, respectively.

We strive to decrease incremental user acquisition costs by optimizing our marketing spend across various channels and scaling our business and revenues. In the past, our revenue growth has been highly influenced by marketing expenditures. In part because of our reliance on a subscription-based billing model, incremental marketing expenditures may not result in sufficient revenue to permit the recovery of incremental user acquisition costs through revenue growth. This limits the growth in revenue that can be achieved through marketing expenditures. If we are unable to recover our marketing costs through increases in user traffic and in the number of transactions by users of our platform, our growth, results of operations and financial condition could be materially adversely affected.

Additionally, if we discontinue our broad marketing campaigns or elect to reduce our sales and marketing costs to decrease our losses, as we did at the beginning of the coronavirus pandemic, our ability to acquire consumers and dealers and grow our

revenues would be adversely affected. Further, the industry-wide vehicle inventory shortages that began in 2021 resulted in increased vehicle prices that required us to discontinue long-running, high-performing advertising messages about the amount of savings that our users typically save off of the manufacturers' suggested retail price, which we believe reduces the effectiveness of our advertising. For more information on these inventory shortages, see the risk factor entitled "*Our business is subject to risks related to the larger automotive ecosystem, including inventory and global supply chain challenges, labor and other issues.*"

Our current and potential competitors may also have significantly more financial, marketing and other resources than we have and the ability to devote greater resources to the promotion and support of their products and services. The realities of competing for users and brand visibility, as well as ensuring the satisfaction of our dealers, may limit our ability to reduce our own marketing expenditures, potentially negatively impacting our operating margins and financial results.

Moreover, the number of transactions generated by the members of our affinity group marketing partners depends in part on the emphasis that these affinity group marketing partners place on marketing the purchase of cars within their platforms as well as third-party advertising platforms. Should one or more of our affinity group marketing partners decide to deemphasize the marketing of our platform, or if their marketing efforts are otherwise unsuccessful, our revenue, business and financial results would be harmed.

Finally, as noted above, we rely in part on digital and online media for our marketing efforts. Historically, this has involved, among other things, collecting, tracking, using and sharing certain personal data of consumers who interact with our webpages or application. The protection of the privacy of consumers' data is a topic of heightened national political and commercial attention in a rapidly-changing landscape. The developments resulting from this heightened attention include, in addition to the legal and regulatory changes discussed in greater detail elsewhere in this "Risk Factors" section, numerous actual and potential actions by private entities to protect consumers' data privacy. For example, Apple's iOS software requires all applications on iPhones to request permission from users before using their personal data. Because of this, Meta and other companies have restricted our ability to use the data of users of their platforms who are directed to our webpages or application. These restrictions have negatively impacted the effectiveness of our digital marketing, and we expect that similar future restrictions imposed on us by other third parties similar to Apple and Meta could have similar impacts, which may lead us to redirect resources to other marketing channels. We cannot guarantee that we will be able to mitigate the negative effects of these and other similar changes, and failure to do so could harm our revenue, business, operating margins and financial results.

If consumers and dealers do not respond positively to our branding, our financial performance and our ability to grow unique visitor traffic and expand our dealer network could be negatively affected.

We regularly expend resources on the preservation and refreshment of our branding. For example, in 2020, shortly before the onset of the coronavirus pandemic, we launched a rebranding campaign that included a change in our logo and extensive advertising and promotional activity, and we plan to engage in additional branding campaigns in connection with the rollout of our TrueCar+ offering. We cannot guarantee that any given investment in our branding will improve our brand recognition or otherwise result in benefits that outweigh its costs. If consumers and dealers do not respond positively to our branding, our sales, performance and consumer and dealer relationships could be adversely affected.

Moreover, maintaining and enhancing our brand largely depends on the success of our efforts to maintain the trust of our users and TrueCar Certified Dealers and to deliver value to each of our users and TrueCar Certified Dealers. If our existing or potential users come to perceive that we are not focused primarily on providing them with a better car-buying experience, or if dealers do not perceive us as offering a compelling value proposition, our reputation and the strength of our brand would be adversely affected.

Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to users, our approach to data privacy and security issues and other aspects of our business, irrespective of their validity, could diminish users' and dealers' confidence in and use of our products and services and adversely affect our brand. These concerns could also diminish the trust of existing and potential affinity group marketing partners. There can be no assurance that we will be able to maintain or enhance our brand, and failure to do so could harm our business growth prospects and operating results.

We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

We face significant competition from companies that provide vehicle inventory listings, vehicle information, lead generation and car-buying services designed to reach consumers and enable dealers to reach these consumers.

Our competitors offer various products and services that compete with us. Some of these competitors include:

- Internet search engines and online automotive sites such as Google, Amazon, Autotrader.com, eBay Motors, AutoWeb.com (formerly Autobytel.com), KBB.com, CarSaver.com, CarGurus.com and Cars Commerce (also known as Cars.com);

- sites operated by OEMs such as General Motors and Ford;

- online automobile retailers such as Carvana, CarMax (and its subsidiary Edmunds), DriveTime and other local and national dealerships with strong online presences;

- providers of offline, membership-based car-buying services such as the Costco Auto Program; and

- offline automotive classified listings, such as trade periodicals and local newspapers.

We compete with many of the companies that provide the above-mentioned products and services, among other companies, for a share of car dealers' overall marketing budget for online and offline media marketing spend. If car dealers come to view alternative marketing and media strategies to be superior to us, we may not be able to maintain or grow the number of TrueCar Certified Dealers and our TrueCar Certified Dealers may sell fewer cars to users of our platform, and our business, operating results and financial condition will be harmed.

We also expect that new competitors will continue to enter the automotive retail industry with competing products and services, which could have an adverse effect on our revenue, business and financial results.

Our competitors could significantly impede our ability to expand and optimize our network of TrueCar Certified Dealers and to reach consumers. Our competitors may also develop and market new technologies, including end-to-end consumer car-buying experiences that may compete with our TrueCar+ offering, that render our existing or future products and services less competitive, unmarketable or obsolete. Moreover, if our competitors develop products or services with similar or superior functionality to our solutions, we may need to decrease the prices for our solutions in order to remain competitive. If we are unable to maintain our current pricing structure due to competitive pressures, our revenue will be reduced, and our operating results will be negatively affected.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond more quickly with new technologies, such as artificial intelligence, machine learning and other emerging technologies. Our competitors may also be able to leverage their resources and relationships to undertake more extensive marketing or promotional campaigns. Further, if any of our competitors have existing relationships with dealers or automobile manufacturers for marketing or data analytics solutions, those dealers and automobile manufacturers may be unwilling to continue to partner with us. If we are unable to compete with these companies, the demand for our products and services could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future third-party data providers, technology partners or other parties with whom we have relationships, thereby limiting our ability to develop, improve and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business and financial results.

Further, our competitors may face challenges to their businesses distinct from the challenges we face, because of, among other things, the differences in the products and services offered by our competitors compared to those we offer, or because of the differences in the business and financial strategies of our competitors compared to our own. In some cases, particularly with respect to competitors whose business or financial challenges garner significant publicity, this could result in increased skepticism from consumers, dealers and investors of our own business and products, including our TrueCar+ service, as our product and services, or our industry generally may come to be viewed in a negative light. Further, to the extent we generate revenue from doing business with certain of our competitors, such as our competitors that list their own vehicles on our platform, our own revenue may decline as a result of challenges to the business of our competitors.

We are subject to a complex framework of laws and regulations, including, among others, those concerning vehicle sales, advertising and brokering, many of which are unsettled, still developing and contradictory, which have in the past, and could in the future, subject us to claims, challenge our business model or otherwise harm our business.

Various aspects of our business are or may be subject, directly or indirectly, to U.S. laws and regulations. Failure to comply with those laws or regulations may result in the suspension or termination of our ability to do business in affected jurisdictions or the imposition of significant civil and criminal penalties, including fines or the award of significant damages against us and our TrueCar Certified Dealers in class action or other civil litigation.

Motor Vehicle Sales, Advertising and Brokering Laws

The advertising and sale of new or used motor vehicles is highly regulated by the jurisdictions in which we do business. Although we do not sell motor vehicles to consumers, regulatory authorities or third parties could take the position that certain regulations applicable to dealers who sell motor vehicles to consumers or the manner in which motor vehicles are advertised and sold generally are directly applicable to our business. If our products or services are determined not to comply with relevant regulatory requirements, we or our TrueCar Certified Dealers could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation, as well as orders interfering with our ability to continue providing our products and services in certain jurisdictions. In addition, even without a determination that our products or services do not comply with relevant regulatory requirements, if dealers are uncertain about the applicability of those laws and regulations to our business, we may lose, or have difficulty increasing the number of, TrueCar Certified Dealers in our network, which would adversely affect our future growth.

Several jurisdictions in which we do business have laws and regulations that strictly regulate or prohibit the brokering of motor vehicles or the making of so-called "bird-dog" payments by dealers to third parties in connection with the sale of motor vehicles through persons other than licensed salespersons. If our products or services are determined to fall within the scope of those laws or regulations, we may be forced to implement new measures, which could be costly, to reduce our exposure to those obligations, including the discontinuation of certain products or services in affected jurisdictions. Additionally, if regulators conclude that our products or services fall within the scope of those laws and regulations, we or our TrueCar Certified Dealers could be subject to significant civil or criminal penalties, including fines, or the award of significant damages in class action or other civil litigation.

In addition to generally applicable consumer protection laws, many jurisdictions in which we do business have laws and regulations that specifically regulate the advertising for sale of new or used motor vehicles. These advertising laws and regulations are frequently subject to multiple interpretations and are not uniform from jurisdiction to jurisdiction, sometimes imposing inconsistent requirements on the advertiser of a new or used motor vehicle. If the content displayed on the websites we operate is determined or alleged to be inaccurate or misleading, under motor vehicle advertising laws, generally applicable consumer protection laws or otherwise, we could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation. Moreover, allegations like these, even if unfounded or decided in our favor, could be extremely costly to defend, could require us to pay significant sums in settlements and could interfere with our ability to continue providing our products and services in certain jurisdictions.

From time to time, certain authorities, dealer associations and others have taken the position that aspects of our products and services violate brokering, "bird-dog" or advertising laws. When these allegations have arisen, we have endeavored to resolve the identified concerns on a consensual and expeditious basis, through negotiation and education efforts, without resorting to the judicial process. In some instances, we have nevertheless been required to suspend all or certain aspects of our business operations in a jurisdiction pending the resolution of these issues. For example, in the beginning of 2012, following implementation of our first nationwide television advertising campaign, regulatory inquiries into the compliance of our products and services with brokering, "bird-dog" and advertising laws intensified to a degree we had not previously experienced. Responding to and resolving these inquiries, as well as our efforts to ameliorate the related adverse publicity and loss of TrueCar Certified Dealers from our network, resulted in decreased revenues and increased expenses and, accordingly, increased our losses during much of 2012.

Further, as we expand our business model to offer new products or services, we may become subject to motor vehicle sales, advertising and brokering laws that have not historically applied to our business and with which we are not operationally experienced. For example, following the wind down of our commercial relationship with Accu-Trade as discussed in the risk factor entitled "*If we are not successful in rolling out new offerings, including our TrueCar+ offering, providing a compelling value proposition to consumers and dealers using those offerings, integrating our current and future offerings into such experiences or appropriately monetizing them, our business and prospects would be adversely affected,*" we now provide certain services to our dealers and users with the support of our affiliate, TCWS, instead of Accu-Trade. This has resulted in TCWS being subject to laws and regulatory schemes with which we have no previous operational experience. It may also result in TrueCar, Inc. being subject to laws and regulatory schemes that were not previously applicable to our business.

<u>Actions Brought by Regulators and Other Governmental Authorities</u>

In the past, we have received notices and been subject to investigations from regulators in Texas, Mississippi, California and Ohio. In each case, we responded to the notices and/or investigations and no further action has been taken. As a result, we consider the issues raised to be informally resolved, but we cannot assure you that these matters or similar matters will not reemerge in the future. Further detail with respect to each such action is described below.

- <u>Texas</u>: In 2015, we received a letter from the Texas Department of Motor Vehicles, which we refer to as the Texas DMV Notice, asserting that certain aspects of our advertising in Texas constituted false, deceptive, unfair or misleading advertising within the meaning of applicable Texas law. We then responded to the Texas DMV Notice in an effort to resolve the concerns raised by the Texas DMV Notice without making material, unfavorable adjustments to our business practices or user experience in Texas. In light of the fact that no further action has been taken with respect to this matter following our response to the Texas DMV Notice, we consider the issues raised by the Texas DMV Notice to be informally resolved, but we cannot assure you that this matter or similar matters will not reemerge in the future.

- <u>Mississippi</u>: In 2016, we received a letter from the Mississippi Motor Vehicle Commission, which we refer to as the Mississippi MVC Letter, asserting that an aspect of our advertising in Mississippi was not in compliance with a regulation adopted by the Mississippi Motor Vehicle Commission. We responded to the Mississippi MVC Letter in an effort to resolve the concerns raised by the Mississippi MVC Letter without making material unfavorable adjustments to our business practices or user experience in Mississippi. In light of the fact that no further action has been taken with respect to this matter following our response to the Mississippi MVC Letter, we consider the issues raised by the Mississippi MVC Letter to be informally resolved, but we cannot assure you that this matter or similar matters will not reemerge in the future.

- <u>California</u>: Also in 2016, we met with investigators from the California Department of Motor Vehicles, or the California DMV, regarding an allegation made by a dealer that we were operating as an unlicensed automobile auction in California, which we refer to as the Unlicensed Auction Allegation. We provided the investigators with information about our business in an effort to resolve the concerns raised by the Unlicensed Auction Allegation. Later that year, we were informally advised by an investigator for the California DMV that the concerns raised by the Unlicensed Auction Allegation had been resolved, but that the investigators will continue to evaluate our responses regarding certain matters related to the advertising of new motor vehicles. In light of the fact that no further action has been taken with respect to this matter, we consider the issues raised by the Unlicensed Auction Allegation to be informally resolved, but we cannot assure you that this matter or similar matters will not reemerge in the future.

- <u>Ohio</u>: In 2017, we received an investigatory subpoena from the Consumer Protection Section of the Office of the Attorney General of the State of Ohio issued pursuant to the Ohio Consumer Sales Practices Act. The investigatory subpoena requested certain information about online content we displayed related to vehicles listed for sale by TrueCar Certified Dealers in Ohio. We responded to the investigatory subpoena and supplied the information it sought. In light of the fact that no further action has been taken with respect to this matter subsequent to our response to the investigatory subpoena, we consider this matter to be resolved, but we cannot assure you that this matter or similar matters will not reemerge in the future.

<u>Actions Brought by Dealers, Consumers and Other Third Parties</u>

- <u>CNCDA Litigation</u>: In 2015, we were named as a defendant in a lawsuit filed by the CNCDA in the California Superior Court for the County of Los Angeles. The complaint sought declaratory and injunctive relief based on allegations that we were operating in the State of California as an unlicensed automobile dealer and autobroker. In 2017, the parties entered into a binding settlement agreement to fully resolve the lawsuit, and the litigation was dismissed.

- <u>California Dealer Litigation</u>: In 2015, we were named as a defendant in a lawsuit filed in the California Superior Court for the County of Los Angeles by numerous dealers participating on the TrueCar platform. The complaint, as subsequently amended, sought declaratory and injunctive relief based on allegations that we were engaging in unfairly competitive practices and were operating as an unlicensed automobile dealer and autobroker in contravention of various state

laws. Later that year, the plaintiffs voluntarily dismissed this lawsuit "without prejudice," which means that while this litigation is currently resolved, it could be re-commenced at a later date.

- California Consumer Class Action: In 2015, we were named as a defendant in a putative class action lawsuit filed by Gordon Rose in the California Superior Court for the County of Los Angeles, which we refer to as the California Consumer Class Action. The complaint asserted claims for unjust enrichment, violation of the California Consumer Legal Remedies Act and violation of the California Business and Professions Code, based in part on allegations that we are operating in the State of California as an unlicensed automobile dealer and autobroker. After the trial and appellate courts rejected the plaintiff's motion for class certification, he voluntarily dismissed the remainder of his case, meaning that the California Consumer Class Action is currently resolved.

- Haas Class Action: In 2017, we were named as a defendant in a putative class action filed by Kip Haas in the U.S. District Court for the Central District of California. The complaint asserted claims for violation of the California Business and Professions Code, based principally on allegations of false and misleading advertising and unfair business practices. The complaint sought an award of unspecified damages, interest, injunctive relief and attorney's fees. Later that year, the parties entered into a binding settlement agreement, and the litigation was dismissed.

***

If regulators or other third parties take the position in the future that our products or services violate applicable brokering, "bird-dog" or advertising laws or regulations, responding to those allegations could be costly, require us to pay significant sums in settlements, require us to pay civil and criminal penalties, including fines, interfere with our ability to continue providing our products and services in certain jurisdictions or require us to make adjustments to our products and services or the manner in which we derive revenue from our participating dealers, any or all of which could result in substantial adverse publicity, loss of TrueCar Certified Dealers from our network, decreased revenues, increased expenses and decreased profitability.

Insurance Regulatory Laws

The advertising and sale of automobile insurance is highly regulated by the jurisdictions in which we do business. Although we do not sell insurance, certain of our partners sell insurance to the public in general and may sell insurance to our users in particular. Further, we enter into arrangements with certain such partners from time to time pursuant to which we receive fees based in whole or in part on the volume of our users who choose to interact with those partners. We cannot guarantee you that regulatory authorities or third parties will not take the position that some of the regulations applicable to insurance brokers or to the manner in which insurance products are advertised or sold generally apply to our platforms or business. If our products or services are determined to fall within the scope of those laws or regulations, we or our partners may be required to implement new measures, which could be costly, to reduce our or their exposure to those obligations, including the discontinuation of certain products or services in affected jurisdictions. Additionally, if our products or services are determined not to comply with relevant regulatory requirements, we or our partners could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation, as well as orders interfering with our ability to continue providing our products and services in certain jurisdictions. Even without a determination that our products or services fall within the scope of those laws or regulations or do not comply their requirements, if any of our current or prospective affinity or other partners is uncertain about the applicability of those laws and regulations to our business, those partners may terminate or curtail their business with us, or we could have difficulty attracting new partners, which would adversely affect our future growth. Any or all of these adverse effects could result in substantial negative publicity, decreased revenues, increased expenses and decreased profitability.

Laws Relating to Financial Products

The provision of financial products, including related to the purchase, financing or lease of automobiles, is highly regulated by the jurisdictions in which we do business. Although we do not provide financing, extend credit to consumers or make decisions regarding whether a consumer qualifies for financing, certain of our partners provide automobile financing or other financial products to the public in general, and may provide automobile financing products to our users in particular. In connection with certain of the products provided by these commercial partners, our platform collects and transmits certain information related to consumer credit applications. Further, we enter into arrangements with certain such partners from time to time pursuant to which we receive fees based in whole or in part on the volume of our users who choose to interact with those partners, including arrangements based upon the volume of our users who complete transactions with those partners. We cannot assure you that relevant regulatory authorities or third parties will not take the position that some of the regulations applicable to financial product providers, or to the manner in which such products are advertised or sold, apply to our platforms or business. If our products or services, including products or services that we may offer in the future, are determined to fall within the scope of those laws or regulations in a manner that would require us or our partners to implement additional measures to comply with these laws and regulations, we may be forced to incur additional

compliance costs or be required to discontinue or limit the offering of certain products or services in affected jurisdictions. Additionally, if our products or services are determined not to comply with relevant regulatory requirements, we or our partners could be subject to possibly significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation, as well as orders interfering with our ability to continue providing our products and services in certain jurisdictions. Even without a determination that our products or services are not in compliance with those law or regulations, if any of our current or prospective affinity or other partners is uncertain about the applicability of such laws and regulations to our business, those partners may terminate or curtail their business with us, or we could have difficulty attracting new partners, which would adversely affect our future growth. Any or all of these adverse effects could result in substantial negative publicity, increased regulatory scrutiny, decreased revenues, increased expenses and decreased profitability.

Federal Advertising Regulations

The Federal Trade Commission, or the FTC, has authority to take actions to remedy or prevent advertising practices that it considers to be unfair or deceptive and that affect commerce in the United States. If the FTC takes the position in the future that any aspect of our business constitutes an unfair or deceptive advertising practice, responding to those allegations could require us to pay significant damages, settlements and civil penalties, or could require us to make adjustments to our products and services, any or all of which could result in substantial adverse publicity, loss of participating dealers, lost revenues, increased expenses and decreased profitability.

In 2023, the FTC announced a rule that set forth new requirements with respect to the sale, financing and leasing of new and used vehicles by dealers as well as the advertising of such vehicles by dealers. This rule, referred to as the Combating Auto Retail Scams Trade Regulation Rule, or CARS Rule, was vacated in January 2025 by the United States Court of Appeals for the Fifth Circuit. However, if the CARS Rule or a variation of such rule goes into effect because, for example, the FTC successfully appeals this decision or announces revised rules that address the deficiencies identified by the court, and the FTC takes the position that any aspect of our business does not comply with relevant regulatory requirements of the CARS Rule, we could be required to pay significant damages, settlements and civil penalties, or we could be required to make adjustments to our products and services, any or all of which could result in substantial adverse publicity, loss of participating dealers, lost revenues, increased expenses and decreased profitability.

In some cases, federal advertising law may allow private plaintiffs to bring causes of action against us. For example, in March 2015, we were named as a defendant in a lawsuit purportedly filed on behalf of numerous automotive dealers who were not on the TrueCar platform in the U.S. District Court for the Southern District of New York. The complaint sought injunctive relief in addition to over $250 million in damages based on allegations that we violated the Lanham Act as well as various state laws prohibiting unfair competition and deceptive acts or practices related to our advertising and promotional activities. In July 2019, the court granted our motion for summary judgment as to the plaintiffs' Lanham Act claim and, in light of the dismissal of the plaintiffs' sole federal claim, the court declined to exercise supplemental jurisdiction over their state-law claims and therefore dismissed them without prejudice.

Federal Antitrust Laws

The antitrust laws prohibit, among other things, any joint conduct among competitors that would lessen competition in the marketplace. Some of the information that we obtain from dealers is competitively sensitive and, if disclosed inappropriately, could potentially be used by dealers to impede competition or otherwise diminish independent pricing activity. A governmental or private civil action alleging the improper exchange of information, or unlawful participation in price maintenance or other unlawful or anticompetitive activity, even if unfounded, could be costly to defend and adversely impact our ability to maintain and grow our dealer network.

In addition, governmental or private civil actions under the antitrust laws could result in orders suspending or terminating our ability to do business or otherwise altering or limiting certain of our business practices, including the manner in which we handle or disclose dealer pricing information, or the imposition of significant civil or criminal penalties, including fines or the award of significant damages against us and our TrueCar Certified Dealers in class action or other civil litigation.

Privacy Laws

We are subject to a variety of laws and regulations that relate to privacy, data protection and personal information, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change or differ drastically depending on the jurisdiction. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current practices and policies. For example, legislative or regulatory actions affecting the manner in which we display content to our users, use or share information or obtain consent to use or share information could adversely affect the manner

in which we provide our services or adversely affect our financial results. For more information concerning these and other similar potential actions, refer to the risk factor "*We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect this information and data could damage our reputation and brand and harm our business and operating results.*"

Other

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, loss of participating dealers, lost revenues, increased expenses and decreased profitability. Further, investigations by government agencies, including the FTC, into allegedly anticompetitive, unfair, deceptive or otherwise unlawful business practices by us or our TrueCar Certified Dealers, could cause us to incur additional expenses and, if adversely concluded, could result in substantial civil or criminal penalties and significant legal liability. Finally, the evolution of our business, in particular in connection with the development and implementation of our TrueCar+ offering, could implicate additional regulatory frameworks with which we have not had prior experience. For example, regulators could take the position that our permitting consumers to use our technology solutions and interactive platform to arrange with our dealers for transportation of vehicles they purchase from those dealers implicates regulations enforced by the Federal Motor Carrier Safety Administration. Further, some states have enacted laws which prohibit the sale of certain items, including cars, on specific days of the week. If a state were to conclude that the use of certain planned features of our TrueCar+ offering, such as the ability for a user to reserve a car and pay the purchase price online, on days affected by such laws would result in a violation of such laws, the ability of users to access these features could be diminished and the value of our TrueCar+ offering may be adversely affected. If any additional regulatory frameworks are finally determined to apply to our business, or if we are found for any reason not to comply with any applicable regulations, our business could be negatively impacted.

Our business, TrueCar Certified Dealers and the automotive industry may be impacted by laws, regulations and other policies put in place in response to climate change.

Federal, state and local governmental authorities have enacted, and will likely continue to enact initiatives aimed to mitigate the long-term impacts of climate change. Although some of these initiatives may not be directly applicable to our business, many impact the larger automotive ecosystem. For example, vehicle manufacturers are subject to government-mandated fuel economy and greenhouse gas, or GHG, emission standards, which continue to change and become more stringent over time. Substantial changes to fuel economy requirements or new restrictions on GHG emissions that may be imposed on vehicles and fuels could adversely affect consumer demand for vehicles or increase the costs of operations for manufacturers and dealers. We also cannot predict whether future regulations will be designed to apply directly to businesses such as ours, which may be viewed by regulators as promoting the use and consumption of fossil fuels.

Consumers may also change their behavior as a result of concerns over climate change, including by seeking to reduce their reliance on automobiles generally or increasing demand for electric vehicles, some of which, as described elsewhere in this "Risk Factors" section, are sold directly to consumers by manufacturers without the involvement of franchised dealers such as the TrueCar Certified Dealers on our network.

Further, in March 2024, the SEC approved rules requiring increased climate change-related disclosure in certain public company SEC filings, and, in October 2023, California's governor signed two bills into law that would require companies operating in California to provide certain detailed climate-related disclosures as early as 2026. The SEC rules have been stayed pending resolution of multiple lawsuits, and the California rules are also facing legal scrutiny. However, if one or more of the SEC and California climate disclosure rules survive their legal challenges, we may face increased reporting obligations that divert management attention or require us to spend significant resources.

We cannot guarantee that we will be able to successfully adapt our operations in response to any climate-related changes or comply with any increased reporting obligations in a cost-effective manner, and our business, financial condition and results of operations could be materially and adversely affected.

We face litigation and are party to legal proceedings that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a variety of claims and lawsuits. These claims may arise from a wide variety of business practices and initiatives, including product innovations, the content and functionality of the websites and mobile applications that we operate, our advertising practices and content, our use and storage of data, our use of intellectual property, M&A transactions and business transactions or other business relationships, such as those with our users, participating dealers, affinity partners, OEM partners,

licensors, licensees, landlords, tenants and employees. Additionally, as a public company, we face the risk of stockholder lawsuits, particularly if we experience declines in the price of our common stock. Adverse outcomes in any claim or lawsuit against us could result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Examples of litigation to which we are, and have been, subject include:

Stockholder Litigation

Milbeck Federal Securities Litigation

In March 2018, Leon Milbeck filed a putative securities class action against us and certain of our then-current and former officers and directors in the U.S. District Court for the Central District of California, which we refer to as the Milbeck Federal Securities Litigation. The complaint, as amended, sought an award of unspecified damages and other relief based on allegations that the defendants made false or misleading statements about our business, operations, prospects and performance during a purported class period of February 16, 2017 through November 6, 2017 in violation of applicable securities laws in connection with our secondary offering of common stock that occurred during the class period. On May 26, 2020, the case was dismissed pursuant to a settlement. As a result, the Milbeck Federal Securities Litigation is resolved, and we do not anticipate a loss related to this matter, because the settlement was covered by our directors' and officers' liability insurance. However, if similar litigation is filed against us, we may incur significant legal fees, settlements or damages awards. If any such matter is not ultimately resolved in our favor, losses arising from the results of litigation or settlements, as well as ongoing defense costs or adverse changes in our dealer network, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Derivative Litigation

In August 2019, three purported stockholder derivative actions were filed in Delaware alleging a variety of claims nominally on our behalf arising out of alleged breaches of fiduciary duty under Delaware law based upon substantially the same factual allegations as the Milbeck Federal Securities Litigation. The complaints named us, certain of our then-current and former directors and officers, USAA and, in one of the actions, certain of entities affiliated with USAA as defendants. On October 7, 2019, the Delaware Court of Chancery consolidated the cases into a single action, which we refer to as the Delaware Consolidated Derivative Litigation. On September 30, 2020, the court dismissed the Delaware Consolidated Derivative Litigation with prejudice for failure to make a pre-suit demand and failure to state a claim and the plaintiffs did not appeal the ruling. As a result, the Delaware Consolidated Derivative Litigation has been resolved.

Following the court's decision, the plaintiffs sent a letter to us demanding that we pursue claims against certain current and former officers for various alleged breaches of their fiduciary duties, based substantially on the same factual allegations as the Milbeck Federal Securities Litigation. On November 18, 2020, our board of directors established a special committee of the board, which we refer to as the Special Committee, to investigate the claims in the Delaware Consolidated Derivative Litigation, the Lee Derivative Litigation (described below) and other related stockholder demands. In October 2021, following the aforementioned investigation, our board of directors adopted the Special Committee's recommendation that our board refuse the demands in their entirety and conclude that no further action is necessary.

Further, in December 2019, Sulgi Lee, a purported stockholder, filed a derivative action in the Delaware Court of Chancery alleging a variety of claims nominally on our behalf arising out of alleged breaches of fiduciary duty under Delaware law based upon substantially the same factual allegations as the Milbeck Federal Securities Litigation, which we refer to as the Lee Derivative Litigation and, together with the Delaware Consolidated Derivative Litigation, the Derivative Litigation. The complaint named us, certain of our then-current and former directors and officers and USAA as defendants. The plaintiff sought an award of damages against the defendants on our behalf and various alleged corporate governance reforms. Following the board's action on the Special Committee's recommendation, which is described above, the plaintiff dismissed her claims on June 22, 2022. As a result, the Lee Derivative Litigation is resolved, and we do not anticipate a loss related to this matter. However, if similar litigation is filed against us, we may incur significant legal fees, settlements or damages awards. If any such matter is not ultimately resolved in our favor, losses arising from the results of litigation or settlements, as well as ongoing defense costs or adverse changes in our dealer network, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

***

In the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action lawsuits have often been instituted against affected companies, and as noted above, this type of lawsuit has been instituted against us in the form of the Milbeck Federal Securities Litigation and the Derivative Litigation, among others. Additional lawsuits of this type or similar types, if instituted against us or one or more of our officers or directors, whether arising from alleged facts the same as, similar to or different from those alleged in the Milbeck Federal Securities Litigation or the Derivative Litigation,

could result in significant legal fees, settlements or damage awards, as well as the diversion of our management's attention and resources, and thus could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, in April 2024 we initiated a lawsuit in Los Angeles Superior Court against the landlord of our former principal executive offices in Santa Monica. The lawsuit, which we filed in connection with providing the landlord with a termination notice with respect to the lease agreement pursuant to which we leased such offices, sought declaratory judgment that our termination was justified under applicable California law, along with certain other relief. In May 2024, following our initiation of the lawsuit, the landlord of our former executive offices filed a cross-complaint against us alleging breach of contract as a result of our termination of the lease and seeking an unspecified amount of damages. If this matter is not ultimately resolved in our favor, losses arising from the results of litigation or settlements, as well as ongoing costs of litigation, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have incurred significant legal fees in our defense of certain of the matters referred to above and we may incur additional fees and other liabilities in connection with those matters that are still pending and any additional lawsuits that may be filed against us or one or more of our officers or directors hereafter. Our insurance policies may not provide sufficient coverage to adequately mitigate the legal fees and potential liabilities arising from these matters and, even where fees and liabilities are covered by those policies, we may be unable to fully collect the insurance proceeds in a timely manner or at all. As a result, these fees and other liabilities could have a material adverse effect on our financial condition, results of operations and cash flows.

We have in the past undertaken and may in the future pursue acquisitions, divestitures, investments and other similar transactions, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results, and if we do not manage them successfully or if acquired entities or investments fail to perform as expected, our financial results, business and prospects could be harmed.

In pursuing our business strategy, we routinely discuss and evaluate potential acquisitions, divestitures, investments and other similar transactions. For example, we may seek to expand or complement our existing products and services through the acquisition of or investment in attractive businesses and technologies rather than through internal development, such as our acquisitions of DealerScience in 2018 and Digital Motors in 2022, our investment in Accu-Trade in 2019 and divestment thereof in 2022 and our divestiture of our subsidiary, ALG, Inc., or, ALG, in 2020.

Transactions such as these require significant management time and resources and have the potential to divert our attention from our ongoing business, and we may not manage them successfully. We may be required to make substantial investments of resources to support any such transaction, and we cannot assure you that they will be successful. Additionally, strategic investments in and partnerships with other businesses expose us to the risk that we may not be able to control the operations of those businesses, which could decrease the benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments may encounter financial difficulties that could lead to disruption of their activities, or impairment of assets acquired, which could adversely affect future reported results of operations and stockholders' equity.

The risks we face in connection with transactions such as these include:

- diversion of management time and focus from operating our business;

- additional operating losses and expenses of other businesses;

- integration of acquisitions, including coordination of technology, research and development and sales and marketing functions;

- transition of the other business's users to our website and mobile applications;

- retention of employees from an acquired business, or separation of employees from a divested business;

- cultural and other challenges associated with integrating employees from an acquired business into our organization;

- integration of an acquired business's accounting, management information, human resources, legal and other administrative systems, or extrication of such systems from a divested business;

- the need to implement or improve controls, procedures and policies at a business that prior to the transaction may have lacked effective controls, procedures and policies;

- potential write-offs of intangibles or other assets acquired in acquisitions or similar transactions, or write-downs of investments, that may have an adverse effect on our operating results in a given period;

- the risks associated with the businesses, products or technologies in question, which may differ from or be more significant than the risks our business faces;

- the risks associated with obtaining necessary regulatory approval for a transaction;

- liability for the activities, products or services of the business, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

- risk related to the payment of contingent consideration; and

- litigation or other claims in connection with the business, product or technology in question, including claims from terminated employees, consumers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future transactions could cause us to fail to realize the anticipated benefits of those transactions, cause us to incur unanticipated liabilities and harm our business generally. Future transactions could also result in dilutive issuances of our equity securities; the incurrence of debt, contingent liabilities or amortization expenses; or the write-off of goodwill, any of which could harm our financial condition, and the anticipated benefits of any transaction may not materialize.

For example, the total consideration of $135 million payable in connection with the divestiture of ALG in 2020, included up to a maximum of $22.5 million in contingent consideration, comprising one payment of up to $7.5 million payable based on ALG's achievement of certain revenue metrics in 2020 and another payment of up to $15 million payable based on its achievement of certain other revenue metrics in 2022. The first tranche of $7.5 million in contingent consideration was paid in the first quarter of 2021, but on April 17, 2023, ALG provided us with notice that it failed to achieve the 2022 revenue metrics required for us to be entitled to any of the $15 million contingent consideration. Although we disputed the basis of this notice pursuant to the dispute resolution process provided for in the ALG purchase agreement, we were ultimately awarded less than 1% of the $15 million contingent consideration. If we enter into future transactions in which any amount of consideration is payable contingent upon factors beyond our control, we will be unable to guarantee that such payments will be received.

Further, we acquired our Digital Motors subsidiary in the second quarter of 2022 in part to integrate certain features of its existing automotive retail and financial technology platform into our current and future product offerings, including our TrueCar+ offering. For example, in the fourth quarter of 2022 we employed certain elements of Digital Motors' credit application routing product to replace services that to that point had been supplied by a third-party vendor. However, we cannot guarantee that we will be able to successfully realize value commensurate with our investment through integrating technology developed by Digital Motors into our own platforms or that the benefits of any such integration will make our offerings more attractive to dealers and consumers. We also cannot guarantee that any benefits that result from our acquisition of Digital Motors or any other acquisition will outweigh the costs incurred due to the allocation of financial and other resources to such acquisition, or result in a meaningful return on our investment. For example, in June 2023, in order to preserve flexibility in how we employed the assets obtained in the Digital Motors acquisition, we entered into an agreement with the former shareholders of Digital Motors to waive certain product development and revenue milestones that the Digital Motors business would have otherwise been required to achieve to be entitled to certain contingent consideration under our acquisition agreement.

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect this information and data could damage our reputation and brand and harm our business and operating results.

We collect, process, store, share, disclose and use personal information and other data provided by consumers and dealers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of this information. From time to time, concerns have been expressed about whether our products, services or processes compromise the privacy of our users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could harm our business and operating results.

There are many federal, state, local and foreign laws regarding privacy and the collection, processing, storage, sharing, disclosure, use or protection of personal information and other data. The scope of these laws is changing, they are subject to differing interpretations, and they may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules.

Numerous jurisdictions in which we do business are currently considering, or have enacted, data protection legislation, most prominently, the California Consumer Privacy Act of 2018, which we refer to as the CCPA. The CCPA imposes sweeping data protection obligations on many companies doing business in California and provides for substantial fines for non-compliance and, in some cases, a private right of action for consumers who are victims of data breaches involving their unencrypted personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Moreover, California voters approved the California Privacy Rights Act in 2020, which amended the CCPA to, among other things, further restrict information sharing, heighten penalties and establish a new governmental agency to enforce the CCPA. The CCPA has increased our compliance costs and potential liability. Modifications to our data processing practices and policies, products and consumer experience that we have made to comply with the CCPA and similar legislation, or that we may be required to make in the future as a result of the continuing changes to the requirements under that legislation or similar future legislation, may materially negatively impact our business, operating results, financial condition and prospects.

Legislation similar to the CCPA has also passed and has been proposed in a number of other states. The potential effects of these states' legislation are far-reaching and may require us to incur substantial costs and expenses in an effort to comply, and it is unclear whether, and if so how, the United States Congress will respond to these overlapping, state-by-state enactments.

Further, many laws, including the Telephone Consumer Protection Act of 1991, the CAN-SPAM Act of 2003 and the Pallone-Thune Telephone Robocall Abuse Criminal Enforcement and Deterrence Act of 2019, regulate outbound contacts with consumers, such as phone calls, texts or emails. If we, or dealers on our network, are perceived to have violated these or other similar laws and regulations, our brand and reputation could be negatively affected, and we could face potentially costly litigation. In addition, in December 2023, the Federal Communications Commission ("FCC") adopted new rules that expanded the requirements related to collecting consumer consent prior to initiating outbound contact with consumers via phone call or text by restricting the practice of collecting a single consumer consent to authorize covered communications from multiple sellers. Although these new rules were vacated by the United States Court of Appeals for the Eleventh Circuit in January 2025, if the FCC successfully appeals this ruling or if the FCC proposes similar rules in the future, the implementation of such rules could require us to make certain changes to our consumer consent collection practices and user experience. If any such changes cause consumers to view our products and user experience as less appealing, our close rate and value proposition to consumers and dealers could be negatively impacted.

There are also emerging cases in which plaintiffs have asserted novel claims under existing privacy and data security laws in the United States, such as federal and state wiretapping laws, in ways which may impact our ability to offer certain products or employ widely-used technologies that allow website and mobile application operators to understand how users interact with their services. The outcome of these cases could cause us to make changes to our products or operations to avoid costly litigation, government enforcement actions, damages, and penalties under these laws, which could adversely affect our business, results of operations, and our financial condition.

Our business operations and data handling procedures are based on industry standards. We maintain and update privacy and information security policies and employ an audit and assurance program designed to ensure that we comply with privacy and security-related obligations to third parties. We strive to monitor the changing regulatory environment and to address the new requirements of applicable laws and regulations and other mandatory obligations relating to privacy and data protection. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another, that they may conflict with other rules or our practices or that new regulations could be enacted. In addition to the increasing technical and financial burdens they impose on our business, the rapid legislative and other legal developments in this field create considerable uncertainties and impose substantial compliance costs and challenges. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties or our privacy-related legal obligations, including those imposed by the CCPA and other state privacy laws, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other user data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others. Any of these consequences could cause consumers and automobile dealers to lose trust in us, which could have a material adverse effect on our business and prospects. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put consumer or dealer information at risk and could in turn harm our reputation, business and operating results.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business.

Our industry is prone to cyberattacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide service. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content or payment information from users, could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (such as spear phishing attacks) and general hacking have become more prevalent in our industry, have occurred on our

systems in the past and are likely to occur on our systems in the future. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our products, impair our internal systems or result in financial harm to us. Further, these risks could be heightened by the fact that most of our employees work from home.

Our efforts to protect our data or the data we receive could also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor or vendor error or malfeasance; government surveillance; or other threats. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users' data. Cyberattacks continue to evolve in sophistication and volume and may be inherently difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may need to expend significant resources in protecting against or remediating security breaches and cyberattacks.

In addition, some of our third-party partners, including developers, vendors, affinity group marketing partners and OEM partners, may receive or store information that we or our users provide. If these partners fail to adopt or adhere to adequate data security practices, or suffer a breach of their networks, our data or our users' data could be improperly accessed, used or disclosed. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees requiring us to modify our business practices. These incidents, and our efforts to address them, could have a material and adverse effect on our business, reputation or financial results.

For example, as discussed elsewhere in this "Risk Factors" section, in June 2024, CDK Global, a major provider of DMS products, announced that it had suspended certain key systems and operations as a result of a cybersecurity incident. Although we identified no evidence that suggested our own systems were exposed in the incident that impacted CDK, we do share and receive certain data through CDK's interface. If regulators or other government authorities take the position that the exposure of any data we sent or received through CDK's systems required us to take further action, or if such a conclusion is reached with respect to a future security incident, we may incur compliance costs and potentially face legal liability.

Further, the SEC has recently enacted rules requiring public companies to disclose material cybersecurity incidents that they experience on a Current Report on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy and governance. These new reporting requirements were effective for us as of December 18, 2023. If we fail to comply with these new requirements we could incur regulatory fines in addition to other adverse consequences to our reputation, business, financial condition and results of operations.

Our platform must integrate with a variety of web browsers and operating systems, both on desktop computers and mobile devices, that are developed by others, and our business is dependent on our ability to maintain our platform's functionality and deliver a compelling user experience across those browsers and operating systems.

We interact with users through our Internet-based platform, which is designed to operate on a variety of network, hardware and software platforms that are developed by others and over which we have no control, including the numerous web browsers and operating systems that consumers use to access the Internet, both on desktop computers and mobile devices. As a result, we need to continuously modify and enhance our platform to keep pace with consumers' evolving expectations and changes in network, hardware, software, communication and browser technologies.

For example, some web browsers have begun to discontinue third-party cookie tracking, and the providers of certain other web browsers have announced an intention to do so as well. Certain of our marketing efforts currently rely on cookies to identify in-market consumers. We cannot assure you that we will be able to mitigate any adverse effects that result from browsers blocking our cookies, or altering the manner in which, or the extent to which, they support our cookies.

If we are unable to respond in a timely and cost-effective manner to the rapid technological developments in the network, hardware and software programs that consumers use to interact with us and our dealers and partners, or otherwise to provide a compelling user experience across each of the devices and browsers that consumers prefer to use, our platform could become obsolete or otherwise attract fewer users, which could adversely impact our revenues, business and operating results.

The success of our business depends on consumers' continued and unimpeded access to our platform on the Internet.

Consumers must have Internet access to use our platform. Some providers may take measures that affect consumers' ability to use our platform, such as degrading the quality of the connections through which we transmit data packets over their lines, giving those packets lower priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their

customers more for using our platform. If network operators attempt to interfere with our services, extract fees from us to deliver our platform or otherwise engage in discriminatory practices, our business could be adversely affected.

In December 2010, the FCC adopted so-called "net neutrality" rules barring internet providers from blocking or slowing down access to online content, protecting services like ours from this type of interference, which we refer to as the Federal Net Neutrality Regulations. Effective June 11, 2018, however, the FCC repealed the Federal Net Neutrality Regulations, and considerable uncertainty currently surrounds the regulatory environment in this field. Multiple states have enacted legislation intended to implement rules similar to the Federal Net Neutrality Regulations at the state level, which, in some instances, has led to legal challenges, including litigation over the preemptive effects of the FCC's regulatory authority in this area of law. In April 2024, the FCC voted to reinstate the Federal Net Neutrality Regulations, but the reinstated rules were overturned by the Sixth Circuit U.S. Court of Appeals in January 2025 as the result of legal challenges brought by internet service providers. Despite the lack of current rules regarding net neutrality at the federal level, a number of states have adopted legislation protecting net neutrality at the state level and, in the future, Congress could adopt legislation protecting net neutrality. As a result, this area of the law remains uncertain, and we cannot predict the future status of protections of net neutrality at the state and federal level. In this regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Our products and internal systems rely on software that is highly technical. If it contains undetected errors or vulnerabilities, our business could be adversely affected.

Our products and internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our products and internal systems depend on the ability of that software to store, retrieve, process and manage substantial amounts of data, especially as we introduce systems founded in artificial intelligence and machine learning. The software on which we rely has contained, and may in the future contain, undetected errors, bugs or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities or other design defects within the software on which we rely have in the past, and may in the future, result in a negative experience for consumers, dealers and partners who use our products, delay product introductions or enhancements, result in targeting, measurement or billing errors, compromise our ability to protect consumers', dealers' and partners' data and our intellectual property or lead to reductions in our ability to provide some or all of our products and services. In addition, any errors, bugs, vulnerabilities or defects discovered in the software on which we rely, and any associated degradation or interruption of service, could result in damage to our reputation, loss of users, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in service on our website or mobile applications could damage our reputation and result in a loss of consumers, which could harm our business, brand, operating results and financial condition.

Our brand, reputation and ability to attract consumers, affinity groups and advertisers depend on the reliable performance of our technology platform and content delivery. We have on occasion in the past experienced, and may in the future experience, interruptions with our systems. Interruptions in these systems, whether due to system failures, computer viruses, denial-of-service attacks or physical or electronic break-ins, could affect the security or availability of our products and services on our website and mobile application and prevent or inhibit the ability of consumers to access our products and services. To the extent that our consumer base, the number of TrueCar Certified Dealers, the scale of our TrueCar+ offering and the number of parties with which we maintain commercial relationships grow and we implement systems founded in artificial intelligence and machine learning, we would need an increasing amount of technical infrastructure, including network capacity and computing power, to satisfy our own needs as well as consumers' and dealers' needs and maintain and grow business operations with commercial partners, and we may not effectively scale and grow our technical infrastructure to accommodate any increased demands. Problems with the reliability or security of our systems or with the upgrading, architectural unification or scaling of those systems could harm our reputation, result in a loss of consumers, dealers and affinity group marketing partners and result in additional costs. In addition, a significant disruption in our billing systems could affect our ability to match automobile purchases made by our users from TrueCar Certified Dealers and delay or prevent us from submitting invoices to TrueCar Certified Dealers, receiving payment for invoices and recognizing revenue related to purchases.

Any errors, defects, disruptions or other performance or reliability problems with our network operations, or with the services we receive from third-party network infrastructure providers, could cause interruptions in access to our products and could harm our reputation, business, operating results and financial condition.

We rely on Amazon Web Services for the majority of our computing, storage, bandwidth and other services. Any disruption of or interference with our use of Amazon Web Services would negatively affect our operations and seriously harm our business.

Amazon provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service, and we currently run nearly all of our computing on Amazon Web Services.

Any transition of the cloud services currently provided by Amazon Web Services to another cloud provider would be difficult to implement and would cause us to incur significant time and expense. We have built our software and computer systems to use computing, storage capabilities, bandwidth and other services provided by Amazon, some of which do not have a readily available alternative in the market. Given this, any significant disruption of or interference with our use of Amazon Web Services would negatively impact our operations and seriously harm our business.

If our users or partners are not able to access our products and services through Amazon Web Services or encounter difficulties in doing so, we may lose customers, dealers, partners and revenue. The level of service provided by Amazon Web Services or similar providers may also impact our customers', dealers' and partners' usage of our products and services and satisfaction with us. If Amazon Web Services or similar providers experience interruptions in service regularly or for a prolonged period of time, or other similar issues, our business would be seriously harmed. Hosting costs also have increased in the past and may continue to increase to the extent that our user base and user engagement grow and may seriously harm our business if we are unable to grow our revenues faster than the cost of using the services of Amazon or similar providers.

Amazon has broad discretion to change and interpret its terms of service and other policies that apply to us, and those actions may be unfavorable to us. Amazon may also alter how we are able to process data on the Amazon Web Services platform. If Amazon makes changes or interpretations that are unfavorable to us, our business could be seriously harmed. Additionally, any disruption of or interference with the use of Amazon Web Services, including disruptions due to system failures, denial-of-service or other cyberattacks and computer viruses, or an interruption to Amazon's systems or in the infrastructure that allows us to connect to them for an extended period, may impact our ability to operate the business and would adversely impact our operations and our business.

Our growth in prior years may not be indicative of our future growth.

Our revenue grew from $38.1 million in 2010 to $335.0 million in 2019. However, our overall revenue declined by 30.3% in 2022 to $161.5 million and by an additional 1.7% in 2023 to $158.7 million. In light of the termination of our partnership with USAA in 2020 and the automobile inventory shortage that began in 2021 and other risks described in this "Risk Factors" section, our revenue in the future may continue to be lower than it has been in past periods. In addition, our ability to grow our revenue is dependent on our ability to:

- successfully develop and roll out our TrueCar+ offering and other new product offerings;

- expand our dealer network in a geographically optimized manner, including increasing dealers in our network representing high-volume brands;

- increase the number of transactions between our users and TrueCar Certified Dealers;

- increase dealer subscription rates, and manage dealer churn;

- grow the revenue we derive from car manufacturer incentive programs;

- increase the number of dealers subscribing to our other products;

- maintain and grow our affinity group marketing partner relationships and increase the productivity of our current affinity group marketing partners, and to replace the units generated by our former partnership with USAA;

- increase the number of users of our products and services, and in particular the number of unique visitors to the TrueCar website and our TrueCar-branded mobile applications, including by improving our search-engine optimization;

- enhance our consumer experience and increase the rate at which site visitors prospect with a TrueCar Certified Dealer and purchase from the prospected dealer;

- improve the quality of our existing products and services, and introduce high-quality new products and services;

- maintain our existing product offerings, including our Trade and Sell Your Car offerings following the termination of our commercial relationship with Accu-Trade; and

- introduce third-party ancillary products and services, including by integrating acquired products and services into our business.

We may not successfully accomplish any of these objectives. We plan to continue our investment in future growth. Among other things, we expect to continue to expend substantial financial and other resources on:

- marketing and advertising;

- dealer outreach and training;

- technology and product development, including the continuing development of TrueCar+, other new products and new features for existing products;

- strategic partnerships, investments and acquisitions; and

- general administration, including legal, accounting and other compliance expenses related to being a public company.

We have a history of losses, and we may not be profitable in the future.

We have not been profitable since inception. We had an accumulated deficit of $593.3 million at December 31, 2024. During the twelve months ended December 31, 2024, we had a net loss of $31.0 million. In the past, we have made significant investments in our operations that have not resulted in corresponding revenue growth and, as a result, increased our losses. We continue to make significant investments to support the further development and expansion of our business, and these investments may not result in increased revenue or growth on a timely basis or at all. Our revenue growth has been highly influenced by marketing expenditures. Incremental marketing expenditures in certain situations do not result in sufficient incremental revenue to cover their cost. This limits the growth in revenue that can be achieved through marketing expenditures. In addition, as a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses.

We may incur significant losses in the future for a number of reasons, including slowing demand for our products and services, increasing competition, weakness in the automobile industry generally and other risks described in this report, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If we incur losses in the future, we may not be able to reduce costs effectively because many of our costs are fixed. In addition, if we reduce variable costs to respond to losses, this may affect our ability to acquire users and dealers, improve our products and services and grow our revenues. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future, and this could seriously harm our business and cause the price of our common stock to decline.

Our number of unique visitors, revenue and operating results fluctuate due to seasonality.

Our number of unique visitors, revenue trends and operating results reflect consumers' car buying patterns. Across the automotive industry, consumers tend to purchase a higher volume of cars in the second and third quarters of each year, due in part to the introduction of new vehicle models from manufacturers. In the past, these seasonal trends have not been pronounced due to the overall growth of our business, and in more recent years the effects of seasonality on our results have been outweighed by disruptions to our business, such as the termination of our partnership with USAA, the coronavirus pandemic and the automobile inventory shortage. However, we expect that our future revenues may be affected more by these seasonal trends. Our business could also be impacted by cyclical trends affecting the overall economy, specifically the retail automobile industry, as well as by actual or threatened inflation, recession, severe weather or other significant events outside of our control.

Failure to adequately protect our intellectual property could harm our business and operating results.

Our business depends on our intellectual property, the protection of which is crucial to our success. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology and confidential information by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our proprietary rights, unauthorized parties have attempted to copy

aspects of our website features, software and functionality and such parties may further attempt to obtain and use information that we consider proprietary.

Competitors may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term "TrueCar."

We have also registered trademarks under the laws of certain jurisdictions outside of the United States. If applicable authorities determine that we do not conduct sufficient activities in such jurisdictions to maintain our rights over such trademarks, our ability to expand our business and our brand into new markets in the future could be harmed. From time to time, we have also been made aware of unauthorized uses of our intellectual property by parties we believe to be based in jurisdictions outside of the United States. It can be difficult or impossible to pursue any such infringement if such jurisdictions do not provide adequate intellectual property protections.

We currently hold the "TrueCar.com" and "True.com" Internet domain names as well as various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name "TrueCar."

We are occasionally party to intellectual property disputes, which can be costly and could harm our business and operating results.

From time to time, we face allegations that we, or businesses we acquired or in which we invested, have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties, including from our competitors or non-practicing entities. For example, in the second quarter of 2020, a Florida dealer sued us claiming that our "BUY SMARTER DRIVE HAPPIER" tagline, which is featured in some of our marketing materials, infringed its "BUY SMART BE HAPPY" trademark. Although this litigation was resolved without any effect on our business, if any similar litigation is brought and decided adversely to us, we could be required to change our tagline and replace the marketing materials in which it is featured, which would be costly and could damage our brand. Moreover, as discussed in greater detail under the risk factor "*Failure to adequately protect our intellectual property could harm our business and operating results*," from time to time, we take legal action to protect our own intellectual property.

Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering some features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs.

In addition, we use open-source software in our products and expect to use open-source software in the future. From time to time, we may face claims by companies that incorporate open-source software into their products, claiming ownership of, or demanding release of, the source code, the open-source software or derivative works that were developed using the software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform or services, any of which would have a negative effect on our business and operating results.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, operating results and reputation.

The impairment of our goodwill, or any intangible or other long-lived assets or investments has required us in the past, and could further require us in the future, to record a non-cash charge to our earnings, which has materially and adversely affected our results of operations, and may again in the future.

At December 31, 2024, we had intangible assets of $2.0 million. Prior to the interim quantitative impairment test conducted as of September 30, 2022, discussed below, we had goodwill of $59.8 million. Under GAAP, we review our goodwill for impairment annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For example, in the first quarter of 2020, in light of the global economic disruption and uncertainty occasioned by the coronavirus pandemic and the announcement of the then-impending termination of our affinity partnership with USAA, we performed an interim quantitative impairment test as of March 31, 2020, which concluded that the carrying value of our single reporting unit was greater than its fair value. Accordingly, during the three months ended March 31, 2020, we recognized a non-cash impairment charge of $10.2 million, of which $1.9 million was included in discontinued operations. Further, following a decline in our stock price in the third quarter of 2022 and continued macroeconomic disruptions impacting our business, we performed an interim quantitative impairment test as of September 30, 2022, which concluded that the carrying value of our single

reporting unit exceeded the fair value and, accordingly, we recognized a non-cash impairment charge of $59.8 million for the year ended December 31, 2022.

We cannot guarantee that in future periods we will not be required to recognize additional impairment charges, whether in our goodwill, to the extent it is regained in the future, or other intangible assets, nor that we will be able to avoid a significant charge to earnings in our consolidated financial statements during the period in which an impairment is determined to exist. As a result, the carrying value of our goodwill, to the extent it is regained in the future, and intangible assets may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future revenues or cash flows or slower growth rates in our industry. Estimates of future revenues and cash flows are based on a long-term financial outlook of our operations. Actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates and the recorded value of the intangible assets. Impairments to our goodwill have materially and adversely affected our results of operations in the past, and could again in the future, as could future reductions in the carrying value of any intangible assets.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance limit. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank, or SVB, and appointed the FDIC as receiver. At that time, we held approximately 70% of our cash and cash equivalents, approximately $122 million, with SVB in order to comply with a covenant in our now-terminated credit facility with SVB. As a result of SVB's closure, substantially all of our cash and cash equivalents with SVB were temporarily unavailable until March 13, 2023, following the FDIC's announcement that all SVB deposits would be guaranteed and that the bank would resume normal banking activities, including online banking. On March 27, 2023, all deposits of SVB were assumed by First-Citizens Bank & Trust Company.

Following the closure of SVB, we terminated our credit facility with SVB, which terminated the covenant requiring us to keep 70% of our cash and cash equivalents deposited with SVB. Although this allowed us to further diversify the financial institutions in which we deposit our cash and cash equivalents, our business operations necessitate maintaining a certain amount of cash in deposit accounts, and, as of December 31, 2024, approximately 11.7% of our cash and cash equivalents was held in deposit accounts in excess of the FDIC insurance limits and remain subject to the risk of bank failure. We cannot guarantee that additional financial institutions, including those at which we have deposited our cash and cash equivalents, will not enter into receivership or that the FDIC or any governmental authority will protect uninsured depositors if there are future bank failures. In instances of future bank failures, we may be unable to access or may lose some or all of our cash and cash equivalents, which could materially and adversely affect our business.

If our ability to use our net operating loss carryforwards and other tax attributes is limited, we may not receive the benefit of those assets.

We have federal net operating loss carryforwards that begin to expire in the year ending December 31, 2034 and state net operating losses that began to expire in the year ended December 31, 2022. Federal net operating losses generated after December 31, 2017 will not expire and will carry forward indefinitely, but will be limited in any given year to offsetting a maximum of 80% of our taxable income for the year, determined without regard to the application of such net operating loss carryforwards. We also have federal research and development credit carryforwards that begin to expire in the year ending December 31, 2040 and state research and development credit carryforwards that can be carried forward indefinitely.

Sections 382 and 383 of the U.S. Internal Revenue Code impose substantial restrictions on the utilization of net operating losses and other tax attributes in the event of a cumulative "ownership change" of a corporation of more than 50% over a three-year period. Accordingly, if we generate taxable income in the future, changes in our stock ownership, including equity offerings and share repurchase programs, as well as other changes that may be outside our control, could potentially result in material limitations on our ability to use our net operating loss and research tax credit carryforwards.

Changes in applicable tax law and resolutions of tax disputes could negatively affect our financial results.

We are subject to taxation in the United States. Changes in tax laws applicable to us, including interpretations thereof and related accounting standards, could materially and adversely affect our business, financial condition, results of operations and cash flows. For example, in 2018, the United States Supreme Court decided *South Dakota v. Wayfair, Inc.* That decision overturned earlier case law that online sellers are not required to collect sales and use taxes unless they have a physical presence in the buyer's state. Although the *Wayfair* decision has not had a material effect on our business, it continues to reshape the sales tax landscape and responses from federal and state legislators, regulators and courts could materially increase our tax administrative costs and tax risk. Many states have adopted laws requiring so-called "marketplace facilitators" to collect and remit sales taxes on behalf of participants in their marketplaces. Certain states also require sales tax to be collected and remitted with respect to the provision of software as a

service (SaaS), downloadable software, information services, data processing services, digital services, digital goods, and, under certain circumstances, lead generating services. To the extent regulators take the position that such laws require us to collect and remit sales taxes related to the sales of cars to consumers by TrueCar Certified Dealers or characterize any of our existing or future product offerings as taxable SaaS, downloadable software, information services, data processing services, digital services, digital goods, lead generation services or as any other taxable product or service, our business could be adversely affected.

States may enact legislation that effectively diminishes our tax assets. For example, in the second quarter of 2024, California enacted legislation effective for tax years 2024 through 2026, suspending the ability of certain companies to deduct net operating losses and imposing an annual cap on the use of tax credits. For the impacted tax years, California taxes on income which could otherwise be offset by our California net operating losses that have a 20-year carryforward period, will instead be offset by our California research and development credits which could otherwise be carried forward indefinitely.

We continue to monitor and evaluate the impact of potential and enacted changes in applicable federal and state tax law.

Risks Related to Ownership of Our Common Stock

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which could cause our stock price to decline.

We typically provide guidance about our business and future operating results as part of our press releases, investor conference calls or otherwise. In developing any such guidance, our management must make certain assumptions and judgments about our future performance. For example, in the second quarter of 2015, the fourth quarter of 2018, and the second quarter of 2024, our business results varied significantly from guidance for the quarter and the price of our common stock declined. Our future business results may vary significantly from our guidance due to a number of factors, many of which are outside of our control, and which could materially and adversely affect our operations, financial condition and operating results. For example, in connection with the Restructuring Plan undertaken in June 2023, we modified our previously issued guidance under which we had expected to have an aggregate cash balance in excess of $125 million when we achieved breakeven or positive EBITDA by the fourth quarter of 2023, stating that instead we expected that our aggregate cash balance could drop below $125 million, in part as a result of expenses associated with the Restructuring Plan. At times we may also provide nonfinancial guidance related to other aspects of our business such as the anticipated timing of certain product development milestones. If our publicly-announced guidance of future operating results fails to meet the expectations of securities analysts, investors or other interested parties, or if our actual results fail to meet our publicly-announced guidance or the expectations of such parties, the price of our common stock could decline. Given the volatility of our business resulting from the coronavirus pandemic, the recent automobile inventory shortages and following the termination of our partnership with USAA, we refrained from providing guidance about our future operating results in certain recent quarters and may choose to refrain from doing so again in the future. This practice may also have caused, and may in the future cause, additional volatility in the trading price of our common stock.

The price of our common stock has been and may continue to be volatile, and the value of your investment could decline.

The trading price of our common stock has been volatile since our initial public offering and is likely to continue to fluctuate substantially. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid. For the year ended December 31, 2024, the trading price of our common stock fluctuated from a low of $2.56 per share to a high of $4.62 per share. The trading price of our common stock depends on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. Additional factors that could cause fluctuations in the trading price of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the market prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in the automotive industry in particular;

- sales of shares of our common stock by us or our stockholders;

- the failure of securities analysts to maintain coverage of us, changes in financial estimates or recommendations by any securities analysts who follow our company;

- our failure to meet our publicly-announced guidance of future operating results or otherwise to meet the expectations of securities analysts or investors in this regard;

- announcements by us or our competitors of new products or innovations to existing products;

- the public's reaction to our press releases, other public announcements and filings with the SEC, including the guidance regarding our future operating results or the absence of such guidance;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our operating results or fluctuations in our operating results;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- our ability to control costs, including our operating expenses;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions, divestitures, investments or other similar transactions involving us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management;

- conditions in the automobile industry and broader macroeconomic trends; and

- general macroeconomic conditions and the growth rate of our markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, including those relating to events such as the coronavirus pandemic, may seriously affect the market price of our common stock, regardless of our actual operating performance. Additionally, as a public company, we face the risk of shareholder lawsuits, particularly if we experience declines in the price of our common stock. In the past, following periods of volatility in the overall market and the market prices of our securities, securities class action lawsuits have often been instituted against us, and we may in the future be subject to these legal actions.

Concentration of ownership among our existing executive officers and directors, their affiliates and holders of 5% or more of our outstanding common stock may prevent new investors from influencing significant corporate decisions.

As of December 31, 2024, our executive officers, directors and holders of 5% or more of our outstanding common stock (based upon the most recent filings on Schedule 13G with the SEC with respect to each such holder) beneficially owned, in the aggregate, approximately 54% of our outstanding shares of common stock (assuming exercise of all beneficially owned shares). Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. These stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders, which in turn could reduce the price of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could depress the market price of our common stock.

The market price of our common stock could decline as a result of the sale of substantial amounts of our common stock, particularly sales directly by us or by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

At December 31, 2024, 87,190,136 shares of our common stock were outstanding. In addition, as of December 31, 2024, there were 1.3 million shares underlying options, 5.5 million shares underlying restricted stock units, and 3.3 million shares underlying performance stock units, and we have additional shares reserved for issuance under our equity incentive plans. Pursuant to our certificate of incorporation, we have a total of 1,000,000,000 shares of our common stock authorized for issuance. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline. Under Rule 144 under the Securities Act, shares held by non-affiliates for more than six months may generally be sold without restriction, other than a current public information requirement, and may be sold freely without any restrictions after one year. Shares held by affiliates may also be sold under Rule 144, subject to applicable restrictions, including volume and manner of sale limitations.

In January 2017, we filed a shelf registration statement on Form S-3, which we refer to as the 2017 Registration Statement. Under the 2017 Registration Statement, we sold 1.15 million shares of common stock and certain selling stockholders sold 9.2 million shares of common stock.

Although the 2017 Registration Statement has expired and we have deregistered the unsold shares thereunder, we may file a subsequent registration statement with the SEC, after which we or selling stockholders may periodically offer additional securities in amounts, at prices and on terms to be announced when and if the securities are offered. If we do so, we will prepare and file with the SEC a prospectus supplement containing specific information about the terms of the offering.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell substantial amounts of our common stock in the public market, the trading price of our common stock could decline. All of our outstanding shares are eligible for sale in the public market, other than approximately 3.1 million shares (including vested options) as of December 31, 2024 held by directors, executive officers and other affiliates that are subject to volume limitations under Rule 144 of the Securities Act. Our employees, other service providers and directors are subject to our trading blackout periods. In addition, we have reserved shares for issuance under our equity incentive plans. The issuance and subsequent sale of these shares will be dilutive to our existing stockholders and the trading price of our common stock could decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

- creating a classified board of directors whose members serve staggered three-year terms;

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws or of Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation provides that, unless we otherwise agree, the Court of Chancery of the State of Delaware will be the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us under the Delaware General Corporation Law, our certificate of incorporation or our bylaws;

- any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or other agents, which may discourage lawsuits against us and our directors, officers, employees and other agents. If a court were to find this exclusive-forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our business.

We do not expect to declare any dividends in the foreseeable future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We cannot guarantee that our share repurchase program will be fully used or that it will enhance long-term stockholder value. Share repurchases could also increase the volatility of the trading price of our stock and will diminish our cash reserves.

Although our board of directors has authorized a share repurchase program, the program does not require us to spend any specific dollar amount on repurchases or to repurchase any specific number of shares of our common stock. We cannot guarantee when or if the repurchases authorized under the program will be made or that the program will enhance long-term stockholder value. For example, although we did repurchase shares in the twelve months ended December 31, 2024, we made no repurchases of shares under our share repurchase program in the twelve months ended December 31, 2023. Further, in August 2022, Congress enacted a 1% excise tax on certain corporate stock repurchases as part of the Inflation Reduction Act of 2022, which went into effect on January 1, 2023 and increased the costs of repurchasing shares of our common stock. The program could affect the trading price of our stock and increase volatility, and any announcement of a termination of the program may result in a decrease in the trading price of our stock. In addition, to the extent that repurchases are made, implementation of this program will diminish our cash reserves.

General Risk Factors

We have incurred and will continue to incur substantial costs as a result of operating as a public company, and our management has been and will be required to continue to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act and other laws and rules implemented by the SEC and Nasdaq impose various requirements on public companies, including in relation to corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, changing rules and regulations may increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. If, despite our efforts to comply with new or changing laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. Further, failure to comply with these laws, regulations and standards may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as executive officers.

Our compliance with applicable provisions of Section 404 of the Sarbanes-Oxley Act relating to management assessment of internal controls requires that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. If we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if, in the future, material weaknesses are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement and maintain internal controls effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. The analysts who cover us have from time to time in the past changed their recommendation regarding our stock adversely, and provided more favorable relative recommendations about our competitors, which has in the past caused our stock price to decline. Any of these analysts could do so again, which could cause our stock price to decline again. Additionally, from time to time, analysts who cover us have ceased coverage of our company, and if any further analysts who cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control could damage our facilities or the facilities of third parties on which we depend, and could impact consumer spending.

Our corporate headquarters, many of our employees and many of our essential business operations are located in the Los Angeles area, near both the sites of the 2025 Pacific Palisades wildfire and major geologic faults that have experienced earthquakes in the past. A fire, earthquake or other natural disaster or power shortage or outage could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any of our facilities or the facilities of our third-party service providers, dealers or partners is affected by natural disasters, such as earthquakes, tsunamis, wildfires, power shortages, floods, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict) or other events outside our control, including a cyberattack, our critical business or IT systems could be destroyed or disrupted and our ability to conduct normal business operations and our revenues and operating results could be adversely affected. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results.

For example, as discussed in the risk factor entitled "*General economic and other conditions that impact consumer demand for automobiles, including interest rates, inflation, tariffs and fuel prices, may have a material adverse effect on our business, financial condition and results of operations*," responses to the coronavirus pandemic negatively affected our business, growth, financial condition, results of operations and cash flows in a number of ways, and we cannot predict whether future outbreaks of the coronavirus, including its variants and subvariants, or of other infectious diseases will result in renewed governmental restrictions on consumer and dealer behavior, any of which could have negative financial and operational impacts on our business.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our operating results, business and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to develop new products or services or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in further equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us or at all. Volatility in the credit markets, including increased volatility due to the economic disruption caused by the coronavirus pandemic, may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a combination of third-party assessments, internal audit, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: proactively review systems and applications, audit against applicable data security policies, perform penetration testing to test security controls, encourage proactive vulnerability reporting, conduct employee training, monitor emerging laws and regulations related to data protection and information security and implement appropriate changes.

We have implemented incident response and breach management processes which have four overarching and interconnected stages:

- detection of a security incident,

- identification and containment,

- response, eradication and recovery, and

- post-incident analysis.

Incident responses are overseen by leaders from our Software and Infrastructure Engineering, Compliance and Legal teams.

Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact and reviewed for privacy impact.

We also conduct tabletop exercises to simulate responses to cybersecurity incidents. Our team of cybersecurity professionals then collaborate with other stakeholders across our organization to further analyze the risk to the company and form detection, mitigation and remediation strategies.

As part of the above processes, we regularly engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

Our risk management program also assesses third-party risks, and we have a third-party risk management program designed to identify and mitigate risks from vendors, suppliers, and other business partners. Cybersecurity risks are evaluated when selecting third-party service providers. In addition to new vendor onboarding, we perform risk management during third-party cybersecurity compromise incidents to identify and mitigate risks to us from third-party incidents.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business" included within Item 1A of this Annual Report on Form 10-K. In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. As part of our Board's overall responsibility for oversight of management's general risk identification and management activities, our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee review and discuss with management and our auditors the Company's cybersecurity risks and the steps that management has taken to protect against threats to the Company's information systems and security and review risk and mitigation steps taken by management related to data privacy. Members of the Audit Committee also receive cybersecurity updates on a quarterly basis from senior management. This update includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our cybersecurity risk management and strategy processes are overseen by leaders from our Software and Infrastructure Engineering, Compliance and Legal teams, including our Director of Cybersecurity and Compliance. These individuals have prior work experience in various roles involving information technology, including security, auditing, compliance, systems and programming. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items.

Item 2. Properties

We lease our principal office in Santa Monica, California. We believe that our facilities are adequate to meet our needs for the immediate future, and that should it be needed, we will be able to secure additional space to accommodate any such expansion of our operations.

Item 3. Legal Proceedings

Please refer to the disclosure under the heading "Legal Proceedings" in Note 9 "Commitments and Contingencies" to our annual consolidated financial statements included in Part II, Item 8 of this report for a description of our material pending legal proceedings, which disclosure is incorporated by reference into this Item 3 of Part I.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "TRUE" since May 16, 2014. Before that date, there was no public trading market for our common stock.

Holders of Record

As of February 12, 2025, there were 108 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, any restrictions on paying dividends, and other factors that our board of directors may deem relevant.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share repurchase activity during the three months ended December 31, 2024 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2024 — October 31, 2024	1,583,315	$3.59	1,583,315	$80,660,467
November 1, 2024 — November 30, 2024	167,777	$3.94	167,777	$80,000,003
December 1, 2024 — December 31, 2024	—	$—	—	$80,000,003
Total	1,751,092	$3.62	1,751,092	$80,000,003

(1) On August 6, 2020, the Company issued a press release announcing that its Board of Directors (the "Board") had authorized a share repurchase program of up to $75 million to allow for the repurchase of the Company's common stock, with such authorization effective until September 30, 2022. In May 2021, the Board increased the authorization of the share repurchase program by an additional $75 million, bringing the total authorization to $150 million. In July 2022, the Board extended the expiration of the repurchase program to September 30, 2024 without increasing the total dollar amount authorized for repurchases. In February 2024, the Board increased the authorization of the Program by an additional $54.2 million, bringing the remaining authorization to $100 million, and extended the expiration of the Program until December 31, 2026. The Company's share repurchase program does not obligate the Company to repurchase any dollar amount of its shares.

(2) Average price paid per share for open market transactions excludes commission.

Sales of Unregistered Securities

None.

Stock Performance Graph

The following shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing. The following graph shows a comparison from December 31, 2019 through December 31, 2024 of the cumulative total return for our common stock, the Nasdaq Composite Index (Nasdaq Composite) and the RDG Internet Composite Index. The graph assumes that $100 was invested at the market close on December 31, 2019 in our common stock, the Nasdaq Composite and the RDG Internet Composite, and the data for the Nasdaq Composite and the RDG Internet Composite assumes reinvestment of all dividends. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TrueCar, Inc., the NASDAQ Composite Index
and the RDG Internet Composite Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 15 "Exhibits and Financial Statement Schedules" in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. See "Special Note Regarding Forward-Looking Statements."

Overview

TrueCar is a leading automotive digital marketplace that enables car buyers to connect to our network of Certified Dealers. We are building the industry's most personalized and efficient car buying experience as we seek to bring more of the purchasing process online.

We have established a diverse software ecosystem on a common technology infrastructure, powered by proprietary data and analytics. Our company-branded platform is available on our TrueCar website and mobile applications. In addition, we customize and operate our platform on a co-branded basis for our many affinity group marketing partners, including financial institutions such as Navy Federal and PenFed; membership-based organizations such as Consumer Reports, Sam's Club, and AAA; and employee buying programs for large enterprises such as IBM and Walmart. We enable users to obtain market-based pricing data on new and used cars, and to connect with our network of TrueCar Certified Dealers. We also allow automobile manufacturers, known in the industry as OEMs, to connect with TrueCar users during the purchase process and efficiently deliver targeted incentives to consumers.

We benefit consumers by providing information related to what others have paid for a make, model and trim of cars in their area and price offers on actual vehicle inventory, which we refer to as VIN-based offers, from our network of TrueCar Certified Dealers. VIN-based offers provide consumers with price offers for specific vehicles from specific dealers. We benefit our network of TrueCar Certified Dealers by enabling them to attract these informed, in-market consumers in a cost-effective, accountable manner, which we believe helps them to sell more cars profitably. We benefit OEMs by allowing them to more effectively target their incentive spending at deep-in-market consumers during their purchase process.

Our network of TrueCar Certified Dealers consists primarily of new car franchises, representing all major makes of cars, as well as independent dealers selling used vehicles. TrueCar Certified Dealers operate in all 50 states and the District of Columbia. Our subsidiary, TCDS, provides our Trade and Payments solutions. TCDS also supports our Sell Your Car product. Our Sell Your Car and Trade solutions give consumers information on the value of the vehicle they wish to sell or trade-in. Consumers using our Sell Your Car or TrueCar+ Trade products are provided with a conditional offer, which we refer to as a True Cash Offer, for their vehicle, all through our online platform. True Cash Offers are determined by TCWS, and, where applicable, are backed by a guarantee from TCWS to the dealer that the vehicle will be repurchased at the indicated price if the dealer does not wish to keep it. Our Payments solution helps consumers calculate accurate monthly payments to streamline the consumer's experience from shopping to showroom.

During the year ended December 31, 2024, we generated revenues of $175.6 million and recorded a net loss of $31.0 million.

Market Environment

The macroeconomic environment has caused and will likely continue to cause significant economic disruptions to the Company's business. Economic uncertainty, resulting in part from the coronavirus pandemic, limited new vehicle inventories, rising vehicle costs and the automotive chip shortage, has affected our business, operations and financial results as reflected in the decline in revenues in previous years. While our revenues increased during the twelve months ended December 31, 2024, numerous uncertainties remain, and we may not sustain such increases or may experience negative effects on our results of operations, financial condition and cash flows in the future. In late June 2024, CDK Global ("CDK") experienced a cybersecurity incident and suspended several key systems, which negatively impacted the operations and profitability of many of our dealer customers. Before that, OEMs had been forced to cut production because of supply-chain disruption and the global automotive semiconductor chip shortage. The ensuing automobile inventory shortage resulted in significant unmet demand, with automotive dealers seeing some incoming new car shipments presold. At the same time, wider economic inflation led to the Federal Reserve raising interest rates. The expectation that interest rates will remain relatively high for the foreseeable future will likely continue to impact the U.S. economy. While the Federal Reserve cut interest rates in late 2024 for the first time since 2020 and the potential for additional cuts in the future remains, the timing and magnitude of these cuts as well as how much this will impact the broader economy and consumer sentiment is uncertain. Domestically, consumers remain concerned about inflation. Despite strong employment, higher prices and concerns about the economy are negatively weighing on consumer sentiment and spending. Dealers may reduce inventory in response to prolonged high interest rates due to higher financing costs. Lower inventory, along with pressure on consumer demand, may impact the decision of our current network of Certified Dealers and OEMs to cancel or pause our services and product offerings and could discourage new dealers and OEMs from joining our network. Refer to Part I, Item 1A, Risk Factors, for additional disclosures of risks related to the macroeconomic climate, the lingering effects of the coronavirus pandemic, the global automotive semiconductor chip shortage, inflation, and interest rates.

Key Metrics

We regularly review a number of key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make operating and strategic decisions.

	Year Ended December 31,		
	2024	**2023**	**2022**
Average Monthly Unique Visitors	6,992,640	8,014,703	7,371,898
Units (1)	355,900	318,578	340,940
Monetization	$ 491	$ 497	$ 472
Franchise Dealer Count	8,351	8,232	7,924
Independent Dealer Count	3,054	3,268	4,148

(1) We issued full credits of the amount originally invoiced with respect to 3,626, 4,476, and 7,736 units during the years ended December 31, 2024, 2023, and 2022, respectively. The number of units has not been adjusted downwards related to units credited as discussed in the description of the unit metric below.

Average Monthly Unique Visitors

We define a monthly unique visitor as an individual who has visited our website, our landing page on our affinity group marketing partner sites, or our mobile applications within a calendar month. We identify unique visitors through cookies for browser-based visits on either a desktop computer or mobile device and through device IDs for mobile application visits. In addition, if a TrueCar.com user logs in, we supplement their identification with their log-in credentials to attempt to avoid double counting on TrueCar.com across devices, browsers and mobile applications. If an individual accesses our service using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor, except where adjusted based upon TrueCar.com log-in information. We calculate average monthly unique visitors as the sum of the monthly unique visitors in a given period, divided by the number of months in the period. We view our average monthly unique visitors as a key indicator of the growth in our business and audience reach, the strength of our brand, and the visibility of car-buying services to the member base of our affinity group marketing partners.

The number of average monthly unique visitors decreased 12.8% to approximately 7.0 million for the year ended December 31, 2024 from approximately 8.0 million for the year ended December 31, 2023. The decrease is primarily due to focusing on affinity partners with efficient sales channels and by using a more targeted approach to customer-acquisition spend.

Units

We define units as the number of automobiles purchased from TrueCar Certified Dealers that are matched to users of TrueCar.com, our TrueCar-branded mobile applications or the car-buying sites and mobile applications we maintain for our affinity group marketing partners. A unit is counted after we have matched the sale to a TrueCar user with a TrueCar Certified Dealer. We view units as a key indicator of the health of our business, the effectiveness of our product and the size and geographic coverage of our network of TrueCar Certified Dealers.

On occasion, we issue credits to our TrueCar Certified Dealers with respect to units sold. However, we do not adjust our unit metric for these credits as we believe that in most cases a vehicle has in fact been purchased through our platform given the high degree of accuracy of our sales matching process. Credits are most frequently issued to a dealer that claims that it had a pre-existing relationship with a purchaser of a vehicle, and we determine whether we will issue a credit based on a number of factors, including the facts and circumstances related to the dealer claim and the level of claim activity at the dealership. In most cases, we issue credits in order to maintain strong business relations with the dealer and not because we have made an erroneous sales match or billing error. The decrease in the number of full credits issued during the period is primarily due to a shift toward subscription-based billing, which resulted in a decrease in dealers billed on a pay-per-sale model.

The number of units increased 11.7% to 355,900 for the year ended December 31, 2024 from 318,578 for the year ended December 31, 2023. The unit increase is primarily related to affinity partners.

Monetization

We define monetization as the average transaction revenue per unit, which we calculate by dividing all of our transaction revenue (dealer revenue and OEM incentives revenue) in a given period by the number of units in that period. Our monetization decreased by 1.2% to $491 during the year ended December 31, 2024 from $497 during the year ended December 31, 2023, and was primarily due to fluctuations in units, dealer revenue and OEM incentives revenue.

Franchise Dealer Count

We define franchise dealer count as the number of franchise dealers in the network of TrueCar Certified Dealers at the end of a given period. This number is calculated by counting the number of brands of new cars sold at each individual location, or rooftop, regardless of the size of the dealership that owns the rooftop. The network is comprised of dealers with a range of unit sales volume per dealer, with dealers representing certain brands consistently achieving higher than average unit sales volume. We view our ability to increase our franchise dealer count, particularly dealers representing high volume brands, as an indicator of our market penetration and the likelihood of converting users of our platform into unit sales. Our TrueCar Certified Dealer network includes independent non-franchised dealers that primarily sell used cars and are not included in franchise dealer count.

Our franchise dealer count increased to 8,351 at December 31, 2024 from 8,232 at December 31, 2023. The increase in franchise dealer count year over year is primarily due to the increase in new vehicle inventory, resulting in franchise dealers increasing their spending on marketing.

Independent Dealer Count

We define independent dealer count as the number of dealers in the network of TrueCar Certified Dealers at the end of a given period that exclusively sell used vehicles. This number is calculated by counting each location, or rooftop, individually, regardless of the size of the dealership that owns the rooftop. Our independent dealer count decreased to 3,054 at December 31, 2024 from 3,268 at December 31, 2023. The decrease in independent dealer count is primarily due to ongoing industry consolidations, with some of our independent dealers being acquired, along with prioritizing franchise activations during the latter half of 2024.

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, depreciation and amortization, stock-based compensation, gain or loss from equity method investment, changes in the fair value of contingent consideration liability, lease exit gain or loss, impairment of right-of-use ("ROU") assets, transaction costs, interest accretion for terminated leases, restructuring charges, goodwill impairment, other income, and income taxes. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our Adjusted EBITDA measure may not be comparable to similarly titled measures of other organizations as they may not calculate Adjusted EBITDA in the same manner as we calculate this measure.

We use Adjusted EBITDA as an operating performance measure as it is (i) an integral part of our reporting and planning processes; (ii) used by our management and board of directors to assess our operational performance, and together with operational objectives, as a measure in evaluating employee compensation and bonuses; and (iii) used by our management to make financial and strategic planning decisions regarding future operating investments. We believe that using Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis because it excludes variations primarily caused by changes in the excluded items noted above. In addition, we believe that Adjusted EBITDA and similar measures are widely used by investors, securities analysts, rating agencies and other parties in evaluating companies as measures of financial performance and debt service capabilities.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect the receipt of interest or the payment of income taxes;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or any other contractual commitments;

- Adjusted EBITDA does not reflect lease exit gain or loss or impairment charges on our ROU assets associated with subleasing;

- Adjusted EBITDA does not reflect goodwill impairment charges;

- Adjusted EBITDA does not reflect changes in the fair value of our contingent consideration liability;

- Adjusted EBITDA does not reflect the legal, accounting, consulting and other third-party fees and costs incurred by us in connection with the evaluation and negotiation of potential merger and acquisition transactions;

- Adjusted EBITDA does not reflect the charges associated with the Restructuring Plan initiated and completed in the second quarter of 2023 to improve efficiency and reduce expenses or a realignment of the Company's leadership structure initiated in the third quarter of 2023;

- Adjusted EBITDA does not reflect interest accretion for the terminated office lease at 1401 Ocean Avenue, Santa Monica, California;

- Adjusted EBITDA does not consider the potentially dilutive impact of shares issued or to be issued in connection with stock-based compensation; and

- other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss, our other GAAP results, and various cash flow metrics. In addition, in evaluating Adjusted EBITDA you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving Adjusted EBITDA, and you should not infer from our presentation of Adjusted EBITDA that our future results will not be affected by these expenses or any unusual or non-recurring items.

The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Reconciliation of Net Loss to Adjusted EBITDA:			
Net loss	$ (31,048)	$ (49,766)	$ (118,685)
Non-GAAP adjustments:			
Interest income	(6,147)	(6,718)	(2,565)
Depreciation and amortization	18,035	17,699	16,520
Stock-based compensation	11,730	14,299	17,681
Gain from equity method investment (1)	—	—	(1,845)
Change in fair value of contingent consideration liability	372	931	359
(Gain) loss from lease exit (2)	—	(1,477)	214
Impairment of right-of-use assets (3)	6,880	2,376	—
Transaction costs (4)	—	—	1,200
Restructuring charges (5)	1,474	8,947	—
Goodwill impairment (6)	—	—	59,775
Interest accretion for terminated lease (7)	330	—	—
Other income	—	—	(40)
Provision for (benefit from) income taxes	15	17	(2,560)
Adjusted EBITDA	$ 1,641	$ (13,692)	$ (29,946)

(1) The excluded amount includes a $1.8 million gain from changes in fair value of a derivative asset recognized from the sale of our equity method investment in Accu-Trade during the first quarter of 2022.

(2) The excluded amounts represent lease exit gains and losses associated with certain of our existing office locations. We consider these charges to be unrelated to our underlying results of operations and believe that their exclusion is appropriate to facilitate period-to-period operating performance comparisons.

(3) The excluded amounts represent impairment charges on our ROU assets associated with certain of our existing office locations. We consider these charges to be unrelated to our underlying results of operations and believe that their exclusion is appropriate to facilitate period-to-period operating performance comparisons.

(4) The excluded amount represents external legal, accounting, consulting and other third-party fees and costs we incurred in connection with the Digital Motors acquisition, and $0.25 million associated with acceleration of unvested options to purchase shares of Digital Motors stock held by Digital Motors employees at the time of the acquisition that are accounted for as post-combination compensation expense. These expenses are included in general and administrative expenses in our consolidated statements of comprehensive loss. We consider these fees and costs, which are associated with merger and acquisition transactions outside the normal course of our operations, to be unrelated to our underlying results of operations and believe that their exclusion provides investors with a more complete understanding of the factors and trends affecting our business operations.

(5) The excluded amounts represent charges associated with the realignment of the Company's leadership structure beginning in the third quarter of 2023 as well as charges associated with the Restructuring Plan undertaken in the second quarter of 2023 to improve efficiency and reduce expenses. We consider these charges to be unrelated to our underlying results of operations and believe that their exclusion is appropriate to facilitate period-to-period operating performance comparisons.

(6) The excluded amount represents a non-cash impairment charge we recognized on our goodwill during the third quarter of 2022.

(7) The excluded amount represents the accretion of interest on the lease liability associated with the terminated office lease at 1401 Ocean Avenue, Santa Monica, California. We consider these charges to be unrelated to our underlying results of operations and believe that their exclusion is appropriate to facilitate period-to-period operating performance comparisons.

Presentation of Financial Statements

Our consolidated financial statements include the accounts of our wholly owned subsidiaries in accordance with FASB ASC 810 — *Consolidation*. Business acquisitions are included in our consolidated financial statements from the date of the acquisition. Our purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

We report our financial results as one operating segment, with three distinct service offerings: Dealer products and services, OEM incentives, and other. Our operating results are regularly reviewed by our chief operating decision maker on a consolidated basis, principally to make decisions about how we allocate our resources and measure our consolidated operating performance. Our chief operating decision maker regularly reviews revenue for each of our dealer, OEM incentives and other offerings in order to gain more depth and understanding of the factors driving our business.

Components of Operating Results

Revenues

Our revenues are comprised primarily of dealer revenue and OEM incentives revenue. We recognize transaction revenue for certain of our Auto Buying Program and OEM incentives arrangements at the time introductions and incentives are delivered based upon expected subsequent vehicle sales between the Auto Buying Program user and the dealer.

Dealer Revenue. Dealer revenue is comprised of Auto Buying Program revenue as well as revenue from TrueCar Trade and Sell Your Car.

Auto Buying Program revenue consists of fees paid by dealers participating in our network of TrueCar Certified Dealers. Dealers pay us these fees on a per-vehicle basis for sales to our users, on a per-introduction basis for sales to our users or in the form of a subscription arrangement. Subscription arrangements fall into several types: flat-rate subscriptions, subscriptions subject to downward adjustment based on a minimum number of vehicle sales, which we refer to as guaranteed-sales subscriptions, and subscriptions based on introduction or impression volume, including those subject to downward adjustment based on a minimum number of introductions, which we refer to as guaranteed-introductions subscriptions. Additionally, certain dealers pay an incremental subscription fee for add-on products within our Auto Buying Program.

Under flat-rate subscription arrangements, fees are charged at a monthly flat rate regardless of the number of introductions made to users of our platform by the dealer.

Under guaranteed-sales subscription arrangements, fees are charged based on the number of guaranteed sales multiplied by a fixed amount per vehicle. To the extent that the actual number of vehicles sold by the dealers to users of our platform is less than the number of guaranteed sales, we provide a credit to the dealer. If the actual number of vehicles sold exceeds the number of guaranteed sales, we are not entitled to any additional fees.

Certain of our subscription arrangements are charged based on volume of introductions or impressions provided while other introduction-based subscription arrangements operate under a guaranteed-introductions model. Under guaranteed-introductions subscription arrangements, fees are charged based on a periodically-updated formula that considers, among other things, the introductions anticipated to be provided to the dealer. To the extent that the number of actual introductions is less than the number of guaranteed introductions, we provide a credit to the dealer. If the actual number of introductions provided exceeds the number guaranteed, we are not entitled to any additional fees.

For guaranteed-sales and guaranteed-introductions subscription arrangements, fees are charged based on the lesser of (i) the actual number of sales generated or introductions delivered through our platform during the subscription period multiplied by the contracted price per sale/introduction or (ii) the guaranteed number of sales or introductions multiplied by the contracted price per sale/introduction.

We offer additional add-on products to eligible dealers as part of the Auto Buying Program to increase traffic and retarget in-market consumers. These products include TrueCar Sponsored Listings, TrueCar Reach and TrueCar Marketing Solutions. TrueCar Sponsored Listings enables a dealer to place qualifying vehicles at more prominent positions within the car search results page, and fees are charged based on a monthly subscription rate for the right to sponsor up to a set number of vehicles at any time throughout the month. TrueCar Reach is a service offered to retarget in-market consumers on the dealer's behalf with co-branded emails, and fees are charged on a flat monthly rate regardless of the number of emails delivered. TrueCar Marketing Solutions includes a suite of digital marketing solutions enabling dealers to better target in-market shoppers, and fees are charged on a monthly subscription rate based on the product and marketing channel.

TrueCar Trade revenue consists of dealers who pay monthly subscription fees that vary depending on the level of trade service selected and fees paid for our Sell Your Car product. Depending on their subscription terms, some dealers pay additional transaction fees for each vehicle purchased from a consumer that was introduced via TrueCar Trade. In 2022 we phased out the selling of TrueCar Trade subscription packages and transitioned dealers to Sell Your Car, for which we charge fees under a per-introduction or guaranteed-introductions model.

OEM Incentives Revenue. OEM incentives revenue consists of fees paid by automobile manufacturers, or OEMs, to promote the sale of their vehicles through the offering of additional consumer incentives to members of our affinity group marketing partners. These OEMs pay us a per-vehicle fee for promotion of the incentive.

For a description of our revenue accounting policies, see Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements.

Costs and Operating Expenses

Cost of Revenue (exclusive of depreciation and amortization). Cost of revenue includes expenses related to the fulfillment of our services, consisting primarily of data costs and licensing fees paid to third-party service providers and expenses related to operating our website and mobile applications, including those associated with hosting fees, data processing costs required to deliver introductions to our network of TrueCar Certified Dealers, employee costs related to certain dealer operations, wholesale vehicle acquisition costs, marketing spend on behalf of TrueCar Marketing Solutions ("TCMS") customers, and facilities costs. Cost of revenue excludes depreciation and amortization of software costs and other hosting and data infrastructure equipment used to operate our platforms, which are included in the depreciation and amortization line item on our consolidated statements of comprehensive loss.

Sales and Marketing. Sales and marketing expenses consist primarily of digital customer acquisition and digital advertising; media production costs; affinity group partner marketing fees, which also include loan subvention costs where we pay certain affinity group marketing partners a portion of consumers' borrowing costs for car loan products offered by these affinity group marketing partners; and marketing sponsorship programs. In addition, sales and marketing expenses include employee-related expenses for sales, customer support, marketing and public relations employees, including salaries, bonuses, benefits, severance, and stock-based compensation expenses; third-party contractor fees; and facilities costs. Marketing and advertising costs promote our services and are expensed as incurred, except for media production costs, which are expensed the first time the advertisement is aired.

Technology and Development. Technology and development expenses consist primarily of employee-related expenses, including salaries, bonuses, benefits, severance, and stock-based compensation expenses; third-party contractor fees; facilities costs; software costs; and costs associated with our product development, product management, research and analytics, and internal IT functions.

General and Administrative. General and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, benefits, severance, and stock-based compensation expenses for executive, finance, accounting, legal, and human resources functions. General and administrative expenses also include legal, accounting, and other third-party professional service fees, bad debt, gain or loss from lease exit, impairment of right-of-use assets and facilities costs.

Depreciation and Amortization. Depreciation consists primarily of depreciation expense recorded on property and equipment. Amortization expense consists primarily of amortization recorded on intangible assets, capitalized software costs, and leasehold improvements.

Interest Income. Interest income consists of interest earned on our cash, cash equivalents and restricted cash.

Other Income. Other income consists of a gain from the sale of a domain name.

Provision for (Benefit from) Income Taxes. We are subject to federal and state income taxes in the United States. We provided a full valuation allowance against our net deferred tax assets at December 31, 2024 and 2023, as it is more likely than not that some or all of our deferred tax assets will not be realized. As a result of the valuation allowance, our income tax expense (benefit) is significantly less than the federal statutory rate of 21%. Our provision for income taxes for the years ended December 31, 2024 and 2023 reflects state income tax expense. Our benefit from income taxes for the year ended December 31, 2022 primarily reflects the release of valuation allowance resulting from net deferred tax liabilities recorded in Digital Motors acquisition accounting providing a source of income in assessing realization of consolidated net deferred tax assets.

We had federal net operating loss carryforwards of approximately $346.6 million and state net operating loss carryforwards of approximately $276.9 million at December 31, 2024. At December 31, 2024, we also had federal and state research and development credit carryforwards of approximately $1.1 million and $11.2 million respectively. Utilization of our net operating loss and tax credit carryforwards may be subject to annual limitations arising from ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and tax credit carryforwards before their utilization.

See Note 12 of our consolidated financial statements included herein for more information about our provision for income taxes.

Results of Operations

The following table sets forth our selected consolidated statements of operations data for each of the periods indicated.

		Year Ended December 31,				
		2024		**2023**		**2022**
		(in thousands)				
Consolidated Statements of Operations Data:						
Revenues	$	175,598	$	158,706	$	161,524
Costs and operating expenses:						
Cost of revenue (exclusive of depreciation and amortization presented separately below)		26,388		15,856		16,213
Sales and marketing		95,585		99,050		104,534
Technology and development		29,643		42,247		46,090
General and administrative		43,127		40,321		44,087
Depreciation and amortization		18,035		17,699		16,520
Goodwill impairment		—		—		59,775
Total costs and operating expenses		212,778		215,173		287,219
Loss from operations		(37,180)		(56,467)		(125,695)
Interest income		6,147		6,718		2,565
Other income		—		—		40
Gain from equity method investment		—		—		1,845
Loss before income taxes		(31,033)		(49,749)		(121,245)
Provision for (benefit from) income taxes		15		17		(2,560)
Net loss	$	(31,048)	$	(49,766)	$	(118,685)
Other Non-GAAP Financial Information						
Adjusted EBITDA	$	1,641	$	(13,692)	$	(29,946)

The following table sets forth our selected consolidated statements of operations data as a percentage of revenues for each of the periods indicated.

	Year Ended December 31,		
	2024	2023	2022
Revenues	100 %	100 %	100 %
Costs and operating expenses:			
Cost of revenue (exclusive of depreciation and amortization presented separately below)	15	10	10
Sales and marketing	54	62	65
Technology and development	17	27	29
General and administrative	25	25	27
Depreciation and amortization	10	11	10
Goodwill impairment	—	—	37
Loss from operations	(21)	(36)	(78)
Interest income	4	4	2
Other income	—	—	*
Gain from equity method investment	—	—	1
Loss before income taxes	(18)	(31)	(75)
Provision for (benefit from) income taxes	*	*	(2)
Net loss	(18)%	(31)%	(73)%

---
*   Less than 0.5% of revenues

Comparison of Years Ended December 31, 2024, 2023 and 2022

Revenues

	Years Ended December 31,			% Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(dollars in thousands)				
Revenues					
Dealer revenue	$ 157,930	$ 143,239	$ 156,485	10.3 %	(8.5)%
OEM incentives revenue	16,896	14,958	4,390	13.0 %	240.7 %
Other revenue	772	509	649	51.7 %	(21.6)%
Total revenues	$ 175,598	$ 158,706	$ 161,524	10.6 %	(1.7)%

Year ended December 31, 2024 compared to year ended December 31, 2023. Total revenues increased $16.9 million, or 10.6%, in 2024 as compared to 2023. The increase was primarily due to a $10.3 million increase in franchise dealer revenue, a $5.7 million increase from the expansion of TCWS, net the corresponding decrease in Sell Your Car revenue, a $2.3 million increase due to the introduction of TCMS products, and an increase in OEM incentive revenue of $1.9 million driven by the activation of new programs. These increases were partially offset by a decrease of $2.7 million in independent dealer revenue. Dealer revenue, OEM incentives revenue, and other revenue comprised 90.0%, 9.6%, and 0.4%, respectively, of revenues for 2024 as compared to 90.3%, 9.4%, and 0.3%, respectively, for 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022. The decrease in our revenues of $2.8 million, or 1.7%, in 2023 as compared to 2022 was mainly due to a decline in dealer revenue resulting from pressure brought on by continuing elevated vehicle prices despite recent modest declines in the same as well as higher interest rates. The decrease of $13.2 million in dealer revenue was partially offset by the increase of $10.6 million in OEM incentives revenue driven by the activation of new incentive programs during the year. Dealer revenue, OEM incentives revenue, and other revenue comprised 90.3%, 9.4%, and 0.3%, respectively, of revenues for 2023 as compared to 96.9%, 2.7%, and 0.4%, respectively, for 2022.

Costs and Operating Expenses

Cost of Revenue (exclusive of depreciation and amortization)

	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
	(dollars in thousands)				
Cost of revenue (exclusive of depreciation and amortization)	$ 26,388	$ 15,856	$ 16,213	66.4 %	(2.2)%
Cost of revenue (exclusive of depreciation and amortization) as a percentage of revenues	15.0 %	10.0 %	10.0 %		

Year ended December 31, 2024 compared to year ended December 31, 2023. The increase in cost of revenue of $10.5 million, or 66.4%, for 2024 as compared to 2023 was primarily due to an $8.2 million increase in the cost of acquiring wholesale vehicles as we expand TCWS, a $1.3 million increase in marketing costs associated with the introduction of TCMS products, a $0.9 million increase in recurring employee-related expenses, and a $0.4 million increase for outsourced consulting and professional fees. We expect cost of revenue to increase along with the growth of TCWS and TCMS products. These increases were partially offset by a decrease of $0.5 million for data licensing fees.

Year ended December 31, 2023 compared to year ended December 31, 2022. The decrease in cost of revenue of $0.4 million, or 2.2%, for 2023 as compared to 2022 was primarily driven by a $1.1 million decrease in fees paid to Accu-Trade related to a software and data licensing agreement that was terminated as part of the sale of our equity method investment in Accu-Trade and a $0.8 million decrease in data licensing and hosting costs. The decrease was partially offset by a $1.0 million increase in employee-related expenses, including $0.2 million in charges associated with the June 2023 Restructuring Plan, and an increase in other overhead expenses of $0.4 million.

Sales and Marketing Expenses

	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
	(dollars in thousands)				
Sales and marketing expenses	$ 95,585	$ 99,050	$ 104,534	(3.5)%	(5.2)%
Sales and marketing expenses as a percentage of revenues	54.4 %	62.4 %	64.7 %		

Year ended December 31, 2024 compared to year ended December 31, 2023. Sales and marketing expenses decreased $3.5 million, or 3.5%, for 2024 as compared to 2023. The decrease primarily reflects a $4.7 million decrease in recurring employee-related expenses due to decreased headcount, a $2.2 million decrease associated with the June 2023 Restructuring Plan, a $0.8 million decrease in software costs, and a $0.4 million decrease in other marketing costs. These reductions are partially offset by a $4.2 million increase in revenue share paid to our affinity marketing partners and a $0.8 million increase in branded media spend. We expect branded media spend to continue to fluctuate as changes in the overall market environment impact conversion rates and the efficiency of branded media spend. We expect to incur incremental branded media expenses to support further rollout of TrueCar+ and other initiatives. Revenue share that we pay to our affinity marketing partners is tied to revenue and units and will fluctuate along with those results.

Year ended December 31, 2023 compared to year ended December 31, 2022. Sales and marketing expenses decreased $5.5 million, or 5.2%, for 2023 as compared to 2022. The decrease primarily reflects a $7.7 million decrease in recurring employee-related expenses due to decreased headcount, a $0.9 million decrease in branded media spend, and a $0.4 million decrease in facilities costs. The decrease was partially offset by $2.2 million in charges associated with the June 2023 Restructuring Plan, $0.4 million in charges associated with a realignment of the Company's leadership structure in the third quarter of 2023, a $0.5 million increase in professional service fees, and a $0.4 million increase in revenue share paid to our affinity marketing partners. We expect branded media spend to continue to fluctuate as continuing elevated vehicle prices despite recent declines in the same, rising interest rates, and lingering constraints on dealer inventory impact conversion rates and the efficiency of branded media spend. We expect to incur incremental branded media expenses to support further rollout of TrueCar+ and other initiatives. Revenue share that we pay to our affinity marketing partners is tied to revenue and units and will fluctuate along with those results.

Technology and Development Expenses

	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
	(dollars in thousands)				
Technology and development expenses	$ 29,643	$ 42,247	$ 46,090	(29.8)%	(8.3)%
Technology and development expenses as a percentage of revenues	16.9 %	26.6 %	28.5 %		
Capitalized software costs	$ 7,945	$ 11,767	$ 12,216	(32.5)%	(3.7)%

Year ended December 31, 2024 compared to year ended December 31, 2023. Technology and development expenses decreased $12.6 million, or 29.8%, for 2024 as compared to 2023 primarily due to a $7.8 million decrease in recurring employee-related expenses due to decreased headcount, a $2.8 million decrease in charges associated with the June 2023 Restructuring Plan, a $0.9 million decrease in hosting and software costs, a $0.6 million decrease in facilities related charges, and a $0.3 million decrease in professional service fees.

Capitalized software costs decreased $3.8 million for 2024 as compared to 2023 primarily due to a decrease in internally developed software of $2.9 million, a decrease in third-party software costs of $0.7 million, and an increase in write-offs of $0.2 million.

We expect technology and development expenses to continue to be affected by variations in headcount in technology and product development.

Year ended December 31, 2023 compared to year ended December 31, 2022. Technology and development expenses decreased $3.8 million, or 8.3%, for 2023 as compared to 2022 primarily due to a $4.6 million decrease in recurring employee-related expenses due to decreased headcount, a $1.6 million decrease in professional service fees, a $0.6 million decrease in facilities cost, and a $0.3 million decrease in software costs. The decrease was partially offset by $2.7 million in charges associated with the June 2023 Restructuring Plan and $0.8 million in charges associated with a realignment of the Company's leadership structure in third quarter of 2023.

Capitalized software costs decreased $0.4 million for 2023 as compared to 2022 primarily due to a decrease in third-party software costs of $0.5 million as we reduced our use of consultants, offset by an increase in internally developed software of $0.1 million.

We expect technology and development expenses to continue to be affected by variations in headcount in technology and product development.

General and Administrative Expenses

	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
	(dollars in thousands)				
General and administrative expenses	$ 43,127	$ 40,321	$ 44,087	7.0 %	(8.5)%
General and administrative expenses as a percentage of revenues	24.6 %	25.4 %	27.3 %		

Year ended December 31, 2024 compared to year ended December 31, 2023. General and administrative expenses increased by $2.8 million, or 7.0%, for 2024 as compared to 2023. The increase primarily reflects a $6.3 million net impairment charge on right-of-use assets associated with our office leases and a $1.1 million increase in general outsourced consulting and professional service fees. This increase is partially offset by a $2.2 million decrease in charges associated with the Restructuring Plan and realignment of the Company's leadership structure, a $0.8 million decrease in recurring employee-related expenses due to decreased headcount, a $0.6 million decrease in the fair value adjustment of the contingent consideration liability related to the Digital Motors acquisition, a $0.3 million decrease in sales and other taxes and a $0.3 million decrease in software costs.

Year ended December 31, 2023 compared to year ended December 31, 2022. General and administrative expenses decreased $3.8 million, or 8.5%, for 2023 as compared to 2022. The decrease primarily reflects a $4.3 million decrease in recurring employee-related expenses, a $2.3 million decrease in professional service fees, including $1.0 million related to the Digital Motors transaction in the second quarter of 2022, a $1.5 million gain on early termination of a lease, a $0.5 million decrease in insurance premiums, and a $0.3 million decrease in ongoing facilities cost. The decrease was partially offset by $2.4 million of impairment charges on our right-of-use asset associated with office leases recognized in 2023, $2.0 million in charges associated with the Restructuring Plan undertaken in June 2023, $0.5 million in charges associated with a realignment of the Company's leadership structure in the third quarter of 2023, and a $0.6 million increase in fair value of the Digital Motors contingent consideration liability.

Depreciation and Amortization Expenses

		Years Ended December 31,			% Change	
	2024	**2023**		**2022**	**2024 vs. 2023**	**2023 vs. 2022**
		(dollars in thousands)				
Depreciation and amortization expenses	$ 18,035	$ 17,699	$	16,520	1.9 %	7.1 %

Year ended December 31, 2024 compared to year ended December 31, 2023. Depreciation and amortization expenses increased $0.3 million, or 1.9%, for 2024 as compared to 2023. We expect our depreciation and amortization expenses to continue to be affected by the amount of capitalized internally developed software costs and the timing of placing projects in service.

Year ended December 31, 2023 compared to year ended December 31, 2022. Depreciation and amortization expenses increased $1.2 million, or 7.1%, for 2023 as compared to 2022.

Goodwill Impairment

For the year ended December 31, 2022, we recognized a non-cash goodwill impairment charge of $59.8 million, which represents the amount that the carrying value of our single reporting unit was in excess of its estimated fair value at September 30, 2022. For further details, see Note 6 to our consolidated financial statements included herein.

Interest Income

		Years Ended December 31,			% Change	
	2024	**2023**		**2022**	**2024 vs. 2023**	**2023 vs. 2022**
		(dollars in thousands)				
Interest income	$ 6,147	$ 6,718	$	2,565	(8.5)%	161.9 %

Year ended December 31, 2024 compared to year ended December 31, 2023. Interest income decreased $0.6 million, or 8.5%, for 2024 as compared to 2023 primarily due to lower cash balances in interest-bearing accounts.

Year ended December 31, 2023 compared to year ended December 31, 2022. Interest income increased $4.2 million, or 161.9%, for 2023 as compared to 2022 primarily due to higher interest rates.

Other Income

For the year ended December 31, 2022, other income consisted of a gain from the sale of a domain name.

(Gain) loss from Equity Method Investment

		Years Ended December 31,			% Change	
	2024	**2023**		**2022**	**2024 vs. 2023**	**2023 vs. 2022**
		(dollars in thousands)				
(Gain) loss from equity method investment	$ —	$ —	$	(1,845)	— %	(100.0)%

For the year ended December 31, 2022 we recognized a gain of $1.8 million from changes in fair value of a derivative asset recognized from the sale of our equity method investment in Accu-Trade. No gain or loss was recognized at the time of the sale as the fair value of the sales proceeds received, including the initial fair value of the derivative asset, was equal to the then carrying value of the investment.

Provision for (Benefit from) Income Taxes

	Years Ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
	(dollars in thousands)				
Provision for (benefit from) income taxes	$ 15	$ 17	$ (2,560)	(11.8)%	100.7 %

Years ended December 31, 2024, December 31, 2023 and December 31, 2022. For the years ended December 31, 2024 and December 31, 2023, our provision for income taxes of less than $0.1 million reflects state income tax expense. For the year ended December 31, 2022, our benefit from income taxes of $2.6 million primarily reflects the release of valuation allowance resulting from net deferred tax liabilities recorded in Digital Motors acquisition accounting providing a source of income in assessing realization of consolidated net deferred tax assets.

Liquidity and Capital Resources

At December 31, 2024, our principal sources of liquidity were cash, cash equivalents and restricted cash totaling $111.8 million.

We have incurred cumulative losses of $593.3 million from our operations through December 31, 2024, and expect to incur additional losses in the future. We generate cash inflows from operations primarily from selling services to dealers participating in our network of TrueCar Certified Dealers, and cash outflows to enable our business operations, develop new services and core technologies that further enhance our online automotive marketplace, and fund repurchases of our common stock based on our evaluation of market conditions and other factors. We believe that our existing sources of liquidity and cash expected to be generated from operations will be sufficient to fund our operations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our revenue levels, the timing and extent of our spending to support our technology and development efforts, costs related to potential acquisitions to further expand our business and product offerings, collection of accounts receivable, macroeconomic activity, and the length and severity of business disruptions resulting from the inventory constraints caused by the global automobile semiconductor chip shortage. To the extent that existing cash, cash equivalents and restricted cash, and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Share Repurchase Program

In the third quarter of 2020, our board of directors authorized an open market stock repurchase program (the "Program") of up to $75 million to allow for the repurchase of shares of our common stock through September 30, 2022. In the second quarter of 2021, our board of directors increased the authorization of the Program by an additional $75 million, bringing the total authorization to $150 million. In the third quarter of 2022, our board of directors extended the Program's expiration to September 30, 2024. In the first quarter of 2024, the Program had a remaining authorization of $45.8 million and the Board further extended the term of the repurchase program until December 31, 2026 and increased the amount authorized to repurchase shares by approximately $54.2 million. Following this increase, the Company had $100 million of remaining authorization for future share repurchases. The timing and amount of any repurchases is determined by us based on our evaluation of market conditions and other factors. Repurchases of our common stock may be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when we might otherwise be precluded from doing so under insider trading laws, open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws. The Program may be suspended or discontinued at any time and does not obligate us to purchase any minimum number of shares. During the years ended December 31, 2024, 2023, and 2022 the Company repurchased and retired a total of 6.1 million, zero, and 9.8 million shares under the program for $20.0 million, zero, and $29.7 million respectively. As of December 31, 2024, the Company had a remaining authorization of $80.0 million for future share repurchases.

Cash Flows

The following table summarizes net cash derived from operating, investing, and financing activities from operations:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Consolidated Cash Flow Data:			
Net cash provided by (used in) operating activities	$ 7,701	$ (22,414)	$ (29,137)
Net cash used in investing activities	(7,860)	(11,809)	(8,028)
Net cash used in financing activities	(24,970)	(4,331)	(32,534)
Net decrease in cash, cash equivalents and restricted cash	$ (25,129)	$ (38,554)	$ (69,699)

Operating Activities

Our net loss and cash flows provided by or used in operating activities are significantly influenced by our investments in headcount and infrastructure to support our growth and marketing and advertising expenses. Our net loss has been significantly greater than cash used in operating activities due to the inclusion of non-cash expenses and charges.

Cash provided by operating activities in 2024 was $7.7 million. This was primarily due to a loss from operations of $31.0 million, adjusted for non-cash items, including depreciation and amortization expense of $18.0 million, stock-based compensation expense of $11.7 million, impairment of right-of-use assets of $6.9 million, other non-cash expenses of $1.0 million, amortization of lease right-of-use assets of $1.0 million, and bad debt expense of $0.6 million. Net cash used in operating activities also reflected a decrease of $0.8 million from changes in operating assets and liabilities, which primarily reflected a decrease in operating lease liabilities of $3.5 million, a decrease in accrued employee expenses of $1.9 million, and an increase in prepaid expenses and other assets of $0.8 million. These decreases were offset by an increase in accrued expenses and other current liabilities of $2.5 million, a decrease in accounts receivable of $1.9 million, and an increase in accounts payable of $0.9 million.

Cash used in operating activities in 2023 was $22.4 million. This was primarily due to a loss from operations of $49.8 million, adjusted for non-cash items, including stock-based compensation expense of $14.3 million, depreciation and amortization expense of $17.7 million, amortization of lease right-of-use assets of $3.0 million, an increase in the fair value of contingent consideration liabilities of $0.9 million, impairments and write offs of assets of $2.4 million, and bad debt expense of $0.7 million, partially offset by a gain on lease exit of $1.6 million. Net cash used in operating activities also reflected a decrease of $10.6 million from changes in operating assets and liabilities, which primarily reflected a decrease in operating lease liabilities of $6.7 million, a decrease in accrued employee expenses of $0.4 million, a decrease in accounts payable of $1.8 million, and an increase in accounts receivable of $5.2 million which was primarily related to an increase in revenue in the fourth quarter of 2023 over 2022. These decreases were offset by an increase in accrued expenses and other current liabilities of $2.0 million, which was primarily due to an increase in marketing fees payable to our affinity group partners and advertisers and a decrease in prepaid expenses and other assets of $1.3 million.

Cash used in operating activities in 2022 was $29.1 million. This was primarily due to a loss from operations of $118.7 million, adjusted for non-cash items, including a goodwill impairment charge of $59.8 million, stock-based compensation expense of $17.7 million, depreciation and amortization expense of $16.5 million, gain from equity method investment of $1.8 million, amortization of lease right-of-use assets of $3.9 million, and bad debt expense of $0.7 million. Net cash used in operating activities also reflected a decrease of $5.5 million from changes in operating assets and liabilities, which primarily reflected a decrease in operating lease liabilities of $5.2 million, a decrease in accounts payable of $2.8 million, a decrease in accrued expenses and other current liabilities of $1.4 million, which was primarily due to a decrease in marketing fees payable to our affinity group partners and advertisers, an increase in prepaid expenses and other assets of $0.2 million, and offset by a decrease in accounts receivable of $2.2 million, which was primarily due to a reduction in revenue and an increase in accrued employee expenses of $1.9 million.

Investing Activities

Cash used in investing activities of $7.9 million during 2024 consists primarily of investments in software and computer hardware.

Cash used in investing activities of $11.8 million during 2023 consists primarily of investments in software and computer hardware.

Cash used in investing activities of $8.0 million during 2022 consisted primarily of $12.1 million paid for our acquisition of Digital Motors and $11.7 million investments in software and computer hardware, offset by $15.7 million received from the sale of our equity method investment in Accu-Trade.

Financing Activities

Cash used in financing activities of $25.0 million during 2024 primarily represents payments of 20.1 million for the repurchase of our common stock, taxes paid of $3.3 million for the net share settlement of certain equity awards, and a $1.6 million payment for the second tranche of contingent cash consideration associated with our acquisition of Digital Motors.

Cash used in financing activities of $4.3 million during 2023 primarily represents taxes paid of $3.1 million for the net share settlement of certain equity awards and a $1.9 million payment for the first tranche of contingent cash consideration associated with our acquisition of Digital Motors. These decreases were offset by proceeds received of $0.7 million from the exercise of employee stock options.

Cash used in financing activities of $32.5 million during 2022 primarily represents payments of $29.8 million for the repurchase of our common stock and taxes paid of $2.9 million for the net share settlement of certain equity awards. These decreases were offset by proceeds received of $0.2 million from the exercise of employee stock options.

Contractual Obligations and Known Future Cash Requirements

The Company's material cash requirements include the following contractual and other obligations.

Leases

The Company has various leases for office space. As of December 31, 2024, the Company had fixed lease payment obligations of $12.9 million, with $3.6 million payable within 12 months that have not been reduced by minimum non-cancellable sublease rentals aggregating $2.5 million. See Note 4 "Leases" to our consolidated financial statements for more information.

Purchase obligations

The Company has long-term agreements to purchase data information, software related licenses and support services, and other obligations that are enforceable and legally binding. As of December 31, 2024, the Company had purchase obligations of $10.1 million, with $8.1 million payable within 12 months. Purchase obligations exclude agreements that are cancellable without penalty. See Note 9 "Commitments and Contingencies" to our consolidated financial statements for more information.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions on an ongoing basis and that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates. Changes in estimates are recognized in the period in which they become known.

Critical estimates relied upon in preparing the consolidated financial statements include the recoverability of goodwill, the accounting for our business combination with Digital Motors, and the valuation of performance stock units. Accordingly, we consider these to be our critical accounting estimates, and believe that of our significant accounting policies, these involve the greatest degree of judgment and complexity.

Goodwill Impairment

We performed an interim quantitative impairment test as of September 30, 2022 utilizing the income approach. Determining fair value under the income approach requires the exercise of significant assumptions and judgments, which are considered Level 3 inputs under the fair value hierarchy, including the amount and timing of expected future cash flows, long-term growth rates, and discount rates to build a discounted cash flow analysis. We estimated future cash flows using internal estimates and incorporated the impacts of broader market factors such as rising interest rates, limited new vehicle inventories, rising vehicle costs, and the automotive chip shortage. The long-term growth rate was estimated based on judgments about the long-term performance of the reporting unit as

well as industry specific factors. Our discount rate was estimated based on a blend of market based weighted average cost of capital and venture capital rates of return, the latter of which we incorporated to more appropriately discount cash flows related to early stage products such as TrueCar+. We also performed a reconciliation of the fair value of the reporting unit to the Company's market capitalization, which included the estimation of a reasonable control premium and other market factors such as control premiums observed in market transactions. Based on the results of the impairment test, the Company concluded that the carrying value of its single reporting unit exceeded the fair value and, accordingly, recorded a non-cash impairment charge of $59.8 million during the three months ended September 30, 2022. Actual results may differ from these forecasts and estimates that are utilized in the income approach and market capitalization reconciliation.

Business Combination

As part of the acquisition of Digital Motors, we allocated the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets related to acquired technology and contingent liabilities. To estimate the fair value of the acquired technology, we used the replacement cost method which is based upon complex inputs and assumptions such as replacement costs, profit markup, entrepreneurial incentive, and discount rate. We amortize our intangible assets over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization. Estimating the useful life of the acquired technology requires the use of significant judgments and considers several inputs, including planned usage and expected obsolescence based on comparable internally developed software assets. We initially estimated the useful life of acquired technology as four years at the time of acquisition, but a change in estimate during the third quarter of 2023 based on a change in our planned usage resulted in revision of the useful life to three years.

The fair value of contingent liabilities were estimated at acquisition, and at least quarterly thereafter, using a scenario-based method, which uses probability-weighted possible outcomes to estimate the timing of expected future cash flows and discount rates to calculate the present value. We estimated the probability of achievement of product development milestones and future revenues based on our product roadmap, the level of effort and capacity of our technology team, and expected business outcomes. During the second quarter of 2023 the Company amended the purchase agreement in connection with its Restructuring Plan (Note 9 "Commitments and Contingencies" of our consolidated financial statements included herein) such that the future targets were considered 100% achieved.

Performance Stock Units

Total compensation cost for performance stock units ("PSUs") is based on the estimated fair market value on the grant date. The grant date fair value for PSUs, which contains service and market-based vesting conditions, are performed using complex pricing valuation models, specifically a Monte Carlo simulation pricing model, that require the input of assumptions, including judgments to estimate expected stock price volatility of our stock and the targeted composite index based on the historical stock prices. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Recent Accounting Pronouncements

See Note 2 "Summary of Significant Accounting Policies" to our consolidated financial statements included herein.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may affect our financial position due to adverse changes in financial market prices and rates. We do not believe that there is any material market risk exposure that would require disclosure under this Item 7A.

Interest Rate Risk

We had cash, cash equivalents, and restricted cash of $111.8 million at December 31, 2024, which consist entirely of bank deposits and short-term money market funds. Such interest-earning instruments carry a degree of interest rate risk. A hypothetical 25 basis points decrease in interest rates earned on our cash and cash equivalents balance as of December 31, 2024 would result in a decrease in annual interest income of approximately $0.3 million.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

We believe that we do not have a material exposure to changes in fair value as a result of changes in interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, if inflation leads to a significant decrease in consumer demand for vehicles, or if our costs were to become subject to significant inflationary pressures and we are not able to fully offset such higher costs through price increases, inflation could harm our business, operating results and financial condition.

Foreign Currency Exchange Risk

Historically, as our operations and sales have been primarily in the United States, we have not faced any significant foreign currency risk. If we plan for international expansion, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk.

Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 appears in a separate section of this annual report on Form 10-K beginning on page F-1 and is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The phrase "disclosure controls and procedures" refers to controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2024, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria described in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the fourth quarter of 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Controls over Financial Reporting

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B.   Other Information

Trading Arrangements

During the three months ended December 31, 2024, no director or officer of the Company who is required to file reports under Section 16 of the Exchange Act adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Strategic PSU Grants

On February 18, 2025, the Compensation and Workforce Committee of the Company's board of directors approved a form of performance-based restricted stock unit agreement (the "Strategic PSU Agreement") for performance-based restricted stock units that vest based on the achievement of certain strategic performance goals and certain retention requirements ("Strategic PSUs") and granted Strategic PSU awards under the Company's 2023 Equity Incentive Plan (the "Plan") to each of the Company's named executive officers.

The number of Strategic PSUs awarded to the Company's executive officers is as follows: Jantoon Reigersman: 315,790; Oliver Foley: 157,895; Jeff Swart: 157,895; Jill Angel: 157,895; Jay Ku: 157,895.

The target number of shares of the Company's common stock earned by an executive officer pursuant to these awards will be determined based on the number of TrueCar+ Transactions (the "TC+ Performance Metrics"), defined as each TrueCar+ retail installment contract that is fully executed and is not canceled during the month of September 2027 (the "Performance Period"); provided, that any such awards will only be earned if the number of TrueCar+ Transactions achieved in the Performance Period exceeds the monthly average of TrueCar+ Transactions achieved in the three months immediately prior to the Performance Period (the "Growth Requirement"). If the Growth Requirement is achieved, then, depending on the number of TrueCar+ Transactions achieved in the Performance Period, the Strategic PSUs may vest at between 0% and 300% of the target.

Except for in certain scenarios involving a Change in Control (as defined in the Strategic PSU Agreement), an executive must remain a Service Provider (as defined in the Plan) through the end of the Performance Period for any of his or her Strategic PSUs to vest. If a Change in Control occurs prior to the end of the Performance Period, the Growth Target will be deemed satisfied and the TC+ Performance Metrics will be deemed satisfied at 100% of target levels for each executive who remains a Service Provider until immediately prior to the Change in Control. If the acquiring, surviving or continuing entity assumes or substitutes the Strategic PSUs on substantially the same terms and conditions (other than the performance conditions originally applicable to the Strategic PSUs), each executive must remain a Service Provider until the end of the Performance Period in order for his or her award to vest; provided that, if the executive experiences a Qualifying Termination (as defined in the Strategic PSU Agreement) upon or following the Change in Control, such award will vest immediately pursuant to the terms of the Strategic PSU Agreement, which includes a requirement that the executive enter into a release of claims agreement in favor of the Company. If the acquiring, surviving or continuing entity does not assume or substitute the awards, such awards will vest immediately prior to the Change in Control.

The foregoing description of the Strategic PSU Agreement is a summary only and is qualified in its entirety by the full text of the Strategic PSU Agreement, which is filed as Exhibit 10.21 hereto and incorporated herein by reference.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees, which is available on our website (ir.truecar.com) under "Governance – Documents and Charters." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver of, a provision of our Code of Business Conduct and Ethics by posting such information on the website address and location specified above.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference to our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference to our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements:

2. Financial Statements Schedule

All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included in our consolidated financial statements and related notes.

3. Exhibits

The following exhibits are filed as part of, or are incorporated by reference in, this Annual Report on Form 10-K:

Exhibit	Exhibit Title	Filed Herewith	Incorporated by Reference	Form	Exhibit No.	Date Filed
3.1	Amended and Restated Certificate of Incorporation of the Registrant.		X	10-Q	3.1	August 7, 2020
3.2	Amended and Restated Bylaws of the Registrant.		X	S-1	3.4	May 5, 2014
4.1	Specimen Common Stock Certificate of the Registrant.		X	S-1	4.2	May 5, 2014
4.2	Description of Securities.		X	10-K	4.3	February 28, 2020
10.1#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.		X	S-1	10.1	April 4, 2014
10.2#	2014 Equity Incentive Plan and forms of agreements thereunder.		X	S-1	10.4	May 15, 2014
10.3#	2023 Equity Incentive Plan and forms of agreements thereunder.		X	8-K	10.1	June 23, 2023
10.4	Clock Tower Building Office Lease, dated May 10, 2010, by and between the Registrant and Clock Tower, LLC, as amended by the Amendment to Lease Re Additional Space and Term Extension dated November 20, 2010 and the Second Amendment to Lease, dated September 19, 2013, by and between the Registrant and SaMo Clock Tower, LLC (successor in interest to Clock Tower, LLC).		X	S-1	10.14	April 4, 2014
10.5	Third Amendment to Lease, dated June 25, 2014, by and between the Registrant and SaMo Clock Tower, LLC.	X				
10.6	Fourth Amendment to Lease, dated June 3, 2024, by and between the Registrant and High Noon Office, LLC (successor in interest to SaMo Clock Tower, LLC).		X	10-Q	10.1	August 6, 2024

Exhibit	Exhibit Title	Filed Herewith	Incorporated by Reference	Form	Exhibit No.	Date Filed
10.7	Office Lease, dated October 15, 2010, by and between the Registrant and Douglas Emmett 1995, LLC.		X	S-1	10.15	April 4, 2014
10.8	Second Amendment, dated February 11, 2015, to Office Lease, dated October 15, 2010, by and between the Registrant and Douglas Emmett 1995, LLC.		X	10-K	10.18	March 12, 2015
10.9	Third Amendment to Office Lease, dated May 11, 2021, by and between the Registrant and DE Palisades Promenade, LLC.		X	10-Q	10.2	August 6, 2021
10.10	Fourth Amendment to Office Lease, dated November 27, 2023, by and between the Registrant and Registrant and DE Palisades Promenade, LLC.		X	10-K	10.8	February 22, 2024
10.11	Office Lease Agreement, dated May 3, 2016, by and between the Registrant and Hill Country Texas Galleria, LLC.		X	10-Q	10.1	August 9, 2016
10.12#	Executive Incentive Compensation Plan.		X	S-1	10.23	May 5, 2014
10.13#	Form of Performance-Based Restricted Stock Unit Award Agreement.		X	10-Q	10.1	May 10, 2022
10.14#	Form of Performance-Based Restricted Stock Unit Award Agreement.		X	10-K	10.15	February 22, 2024
10.15#	Form of Performance-Based Restricted Stock Unit Award Agreement.		X	10-Q	10.1	May 6, 2024
10.16#	Amended and Restated Employment Agreement, dated as of July 27, 2023, by and between the Registrant and Jantoon Reigersman.		X	8-K/A	10.1	August 1, 2023
10.17#	Employment Agreement, dated as of September 25, 2023, by and between the Registrant and Oliver Foley.		X	10-Q	10.1	November 7, 2023
10.18#	Employment Agreement, dated January 25, 2017, by and between the Registrant and Jeffrey Swart.		X	10-K	10.36	March 1, 2017
10.19#	Employment Agreement, dated as of February 10, 2023, by and between the Registrant and Jay Ku.		X	10-Q	10.3	November 7, 2023
10.20#	Employment Agreement, dated as of March 10, 2022, by and between the Registrant and Jill Angel, as amended by Amendment to Employment Agreement, dated as of August 16, 2024, by and between the Registrant and Jill Angel.		X	10-Q	10.1	November 7, 2024
10.21#*	Form of Strategic Performance-Based Restricted Stock Unit Agreement	X				
19*	Insider Trading Policy of the Registrant	X				
21.1	List of Subsidiaries of the Registrant.	X				
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	X				
24.1	Power of Attorney (included on signature page).	X				
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X				
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X				
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X				

Exhibit	Exhibit Title	Filed Herewith	Incorporated by Reference	Form	Exhibit No.	Date Filed
97	TrueCar, Inc. Compensation Recovery Policy		X	10-K	97	February 22, 2024
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibit 101)					

* Certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to furnish an unredacted copy of this exhibit on a supplemental basis to the SEC or its staff upon request.

\# Indicates a management contract or compensatory plan.

Item 16. Form 10-K Summary

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of TrueCar, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of TrueCar, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The

communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – TrueCar Auto Buying Program

As described in Notes 2 and 5 to the consolidated financial statements, the Company recognizes revenue when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. Auto Buying Program revenues include fees paid by customers participating in the Company's dealer network with which the Company has an agreement. TrueCar Certified Dealers pay the Company fees in one of three ways: on a per-vehicle basis for sales to Auto Buying Program users, on a per-introduction basis for introductions to Auto Buying Program users, or under a subscription arrangement. The Company's performance obligation to TrueCar Certified Dealers is to provide them with introductions to in-market consumers through the use of the TrueCar platform, so that they have the opportunity to sell vehicles to those consumers. The Company's Dealer revenue was $158 million for the year ended December 31, 2024, of which a significant portion relates to the Auto Buying Program.

The principal considerations for our determination that performing procedures relating to revenue recognition for the TrueCar Auto Buying Program is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over revenue transactions recognized for the TrueCar Auto Buying Program. These procedures also included, among others, evaluating the revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents which included sales contracts, customer rate cards, evidence of delivery, invoices, and cash receipts from customers, where applicable.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 19, 2025

We have served as the Company's auditor since 2009.

TrueCar, Inc.
Consolidated Balance Sheets
(in thousands, except par value and share data)

		December 31,		
		2024		**2023**
Assets				
Current assets				
Cash and cash equivalents (includes restricted cash of $0 and $1,855 at December 31, 2024 and 2023, respectively)	$	111,835	$	136,964
Accounts receivable, net of allowances of $783 and $1,118 at December 31, 2024 and 2023, respectively		15,742		18,264
Prepaid expenses		4,499		6,067
Other current assets		3,052		1,787
Total current assets		135,128		163,082
Property and equipment, net		15,735		18,880
Operating lease right-of-use assets		2,351		10,132
Intangible assets, net		1,970		8,375
Other assets		4,507		3,851
Total assets	$	159,691	$	204,320
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	7,928	$	6,875
Accrued employee expenses		4,892		6,667
Operating lease liabilities, current		2,964		3,240
Accrued expenses and other current liabilities		17,109		12,196
Total current liabilities		32,893		28,978
Operating lease liabilities, net of current portion		8,313		11,169
Other liabilities		348		3,958
Total liabilities		41,554		44,105
Commitments and contingencies (Note 9)				
Stockholders' Equity				
Preferred stock — $0.0001 par value; 20,000,000 shares authorized at December 31, 2024 and 2023, respectively; no shares issued and outstanding at December 31, 2024 and 2023		—		—
Common stock — $0.0001 par value; 1,000,000,000 shares authorized at December 31, 2024 and 2023; 87,190,136 and 91,091,541 shares issued and outstanding at December 31, 2024 and 2023, respectively		9		9
Additional paid-in capital		711,474		722,504
Accumulated deficit		(593,346)		(562,298)
Total stockholders' equity		118,137		160,215
Total liabilities and stockholders' equity	$	159,691	$	204,320

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands except per share data)

	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 175,598	$ 158,706	$ 161,524
Costs and operating expenses:			
Cost of revenue (exclusive of depreciation and amortization presented separately below)	26,388	15,856	16,213
Sales and marketing	95,585	99,050	104,534
Technology and development	29,643	42,247	46,090
General and administrative	43,127	40,321	44,087
Depreciation and amortization	18,035	17,699	16,520
Goodwill impairment	—	—	59,775
Total costs and operating expenses	212,778	215,173	287,219
Loss from operations	(37,180)	(56,467)	(125,695)
Interest income	6,147	6,718	2,565
Other income	—	—	40
Gain from equity method investment	—	—	1,845
Loss before income taxes	(31,033)	(49,749)	(121,245)
Provision for (benefit from) income taxes	15	17	(2,560)
Net loss	$ (31,048)	$ (49,766)	$ (118,685)
Net loss per share, basic and diluted	$ (0.34)	$ (0.55)	$ (1.30)
Weighted average common shares outstanding, basic and diluted	90,159	89,766	91,452
Other comprehensive loss:			
Comprehensive loss	$ (31,048)	$ (49,766)	$ (118,685)

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands except share data)

	Common Stock					APIC		Accumulated Deficit		Stockholders' Equity	
	Shares		Amount								
Balance at December 31, 2021	96,213,243	$	10	$		723,623	$	(393,847)	$	329,786		
Net loss	—		—			—		(118,685)		(118,685)		
Repurchase of common stock	(9,838,785)		(1)			(29,782)		—		(29,783)		
Stock-based compensation	—		—			18,700		—		18,700		
Shares issued in connection with employee stock plans, net of shares withheld for employee taxes	2,064,630		—			(2,751)		—		(2,751)		
Balance at December 31, 2022	88,439,088	$	9	$		709,790	$	(512,532)	$	197,267		
Net loss	—		—			—		(49,766)		(49,766)		
Stock-based compensation	—		—			15,137		—		15,137		
Shares issued in connection with employee stock plans, net of shares withheld for employee taxes	2,652,453		—			(2,423)		—		(2,423)		
Balance at December 31, 2023	91,091,541	$	9	$		722,504	$	(562,298)	$	160,215		
Net loss	—		—			—		(31,048)		(31,048)		
Repurchase of common stock, including excise tax	(6,051,170)		—			(20,219)		—		(20,219)		
Stock-based compensation	—		—			12,458		—		12,458		
Shares issued in connection with employee stock plans, net of shares withheld for employee taxes	2,149,765		—			(3,269)		—		(3,269)		
Balance at December 31, 2024	87,190,136	$	9	$		711,474	$	(593,346)	$	118,137		

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net loss	$ (31,048)	$ (49,766)	$ (118,685)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,035	17,699	16,520
Goodwill impairment	—	—	59,775
Deferred income taxes	—	—	(2,358)
Bad debt expense and other reserves	574	696	718
Stock-based compensation	11,730	14,299	17,681
Increase in the fair value of contingent consideration liability	372	931	359
Amortization of lease right-of-use assets	973	2,982	3,940
Gain from equity method investment	—	—	(1,845)
Impairment of right-of-use assets	6,880	2,376	—
Gain on lease exit	—	(1,573)	—
Other noncash expenses	995	549	230
Changes in operating assets and liabilities:			
Accounts receivable	1,948	(5,174)	2,210
Prepaid expenses and other assets	(801)	1,335	(210)
Accounts payable	910	(1,767)	(2,750)
Accrued employee expenses	(1,855)	(387)	1,863
Operating lease liabilities	(3,462)	(6,667)	(5,214)
Accrued expenses and other current liabilities	2,450	2,010	(1,371)
Other liabilities	—	43	—
Net cash provided by (used in) operating activities	7,701	(22,414)	(29,137)
Cash flows from investing activities			
Purchase of property and equipment	(7,860)	(11,809)	(11,680)
Cash from sale of equity method investment	—	—	15,745
Cash paid for acquisition, net of cash acquired	—	—	(12,093)
Net cash used in investing activities	(7,860)	(11,809)	(8,028)
Cash flows from financing activities			
Payment of contingent consideration liability	(1,610)	(1,908)	—
Proceeds from exercise of common stock options	61	710	179
Taxes paid related to net share settlement of equity awards	(3,330)	(3,133)	(2,930)
Payments for the repurchase of common stock	(20,091)	—	(29,783)
Net cash used in financing activities	(24,970)	(4,331)	(32,534)
Net decrease in cash, cash equivalents, and restricted cash	(25,129)	(38,554)	(69,699)
Cash, cash equivalents, and restricted cash at beginning of year	136,964	175,518	245,217
Cash, cash equivalents, and restricted cash at end of year	$ 111,835	$ 136,964	$ 175,518

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.
Consolidated Statements of Cash Flows
(in thousands)
(Continued)

	For the Year Ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information			
Cash paid (received) during the year for:			
Income taxes	$ (13)	$ 180	$ (131)
Supplemental disclosures of non-cash activities			
Stock-based compensation capitalized for software development	$ 728	$ 838	$ 1,019
Capitalized assets included in accounts payable, accrued employee expenses and other accrued expenses	1,005	821	1,311
Changes in right-of-use assets for operating lease obligations	725	136	3,047
Changes in lease liabilities for operating lease obligations	725	136	3,636

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

TrueCar, Inc. is an internet-based information, technology, and communication services company. TrueCar, Inc. and its wholly owned subsidiaries, TrueCar Dealer Solutions, Inc., Digital Motors Corporation, and TrueCar Wholesale Solutions, Inc. are collectively referred to as "TrueCar" or the "Company"; TrueCar Dealer Solutions, Inc. is referred to as "TCDS," Digital Motors Corporation is referred to as "Digital Motors," and TrueCar Wholesale Solutions, Inc. is referred to as "TCWS." TrueCar was incorporated in the state of Delaware in February 2005 and began business operations in April 2005. Its principal corporate offices are located in Santa Monica, California.

TrueCar is a digital automotive marketplace that (i) provides pricing transparency about what other people paid for their cars and enables consumers to engage with TrueCar Certified Dealers who are committed to providing a superior purchase experience; (ii) empowers TrueCar Certified Dealers to attract these informed, in-market consumers in a cost-effective, accountable manner; and (iii) allows automobile manufacturers ("OEMs") to more effectively target their incentive spending at deep-in-market consumers during their purchase process. TrueCar has established a diverse software ecosystem on a common technology infrastructure, powered by proprietary data and analytics. Consumers access TrueCar's platform through the TrueCar.com website and TrueCar mobile applications or through the car buying websites and mobile applications that TrueCar operates for its affinity group marketing partners ("Auto Buying Programs"). An affinity group is comprised of a network of members or employees that provides discounts to its members.

Through its subsidiary, TCDS, the Company provides its Trade and Payments solutions. TCDS also supports the Company's Sell Your Car product. The Sell Your Car and Trade solutions give consumers information on the value of the vehicle they wish to sell or trade-in and enables them to obtain a guaranteed trade-in price before setting foot in the dealership. This valuation is, in turn, backed by a guarantee to dealers that the vehicles will be repurchased at the indicated price if the dealer does not want to keep them. The Company's Payments solution helps consumers calculate accurate monthly payments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TrueCar and its wholly owned subsidiaries. Business acquisitions are included in the Company's consolidated financial statements from the date of the acquisition. The Company's purchase accounting results in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. Divestitures are included in the Company's consolidated financial statements through the date of disposition. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Assets and liabilities that are subject to judgment and use of estimates include sales allowances and allowances for doubtful accounts, contract assets, the fair value of assets and liabilities assumed in business combinations, the recoverability and related impairment of goodwill and long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment and intangible assets, measurement of right-of-use assets and operating lease liabilities, contingencies, and the valuation and assumptions underlying stock-based compensation awards and other equity instruments. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. In addition, the Company engaged valuation specialists to assist with management's determination of the fair values of its single reporting unit related to goodwill impairment, right-of-use

assets and lease liabilities, assets and liabilities assumed in business combinations, assets and liabilities of its equity method investment and performance-based stock units.

Segments

The Company has one operating segment. From January 1, 2024 through December 31, 2024, the Company's chief operating decision maker (the "CODM") was comprised of the President and Chief Executive Officer ("CEO").

Equity Method Investment

On February 8, 2019, the Company acquired 20% of the outstanding equity interests of Accu-Trade, LLC, a Delaware limited liability company ("Accu-Trade"), from R.M. Hollenshead Auto Sales & Leasing, Inc., a Florida corporation ("RHAS"), Robert M. Hollenshead ("Hollenshead") and Jeffrey J. Zamora ("Zamora" and, together with RHAS and Hollenshead, the "Sellers"), pursuant to a Membership Interest Purchase Agreement, dated as of February 8, 2019 (the "Purchase Agreement"), by and among Accu-Trade, RHAS, Hollenshead, Zamora and the Company. Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions thereof, the Company paid the Sellers $17.9 million in cash consideration and made a $5 million capital contribution to Accu-Trade. The Company recognized its proportional share of the income or loss from the equity method investment on a one-quarter lag due to the timing and availability of financial information from Accu-Trade.

Included in the initial carrying value of $22.9 million, which represents the fair value on the transaction date, was a basis difference of $22.9 million related to the difference between the cost of the investment and the Company's proportionate share of the net assets of Accu-Trade. The carrying value of the equity method investment was primarily adjusted for the Company's share in the income and losses of Accu-Trade and amortization of the basis difference. The Company amortized its basis difference between the estimated fair value and the underlying book value of Accu-Trade's technology and guarantor relationship over their respective useful lives using the straight-line method. These intangible assets were amortized over a weighted-average useful life of approximately 5 years measured at the transaction date.

The Company assessed the carrying value of its investment in Accu-Trade for impairment whenever changes in the facts and circumstances indicated a loss in value had occurred. When indicators existed, the fair value was estimated and compared to the investment carrying value. If any impairment was judgmentally determined to be other than temporary, the carrying value of the investment was written down to fair value. On February 2, 2022, the Company entered into a redemption agreement with Accu-Trade to redeem the Company's 20% ownership interest in Accu-Trade. As a result of the events and circumstances leading up to the Company's entry into the redemption agreement with Accu-Trade, the Company concluded that the investment in Accu-Trade was impaired and recorded a $4.1 million impairment charge in its equity method investment for the year ended December 31, 2021.

On March 1, 2022, the Company sold its 20% ownership interests in Accu-Trade at the investment's carrying value and recorded a derivative asset for the right to receive escrow payments. For the year ended December 31, 2022, we recognized a gain of $1.8 million from changes in fair value of the derivative asset from inception till its settlement in Q2 2022. The gain is included within Gain (loss) from equity method investment on the accompanying consolidated statements of comprehensive loss.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Accounting standards describe a fair value hierarchy based on the following three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 — Quoted prices in active markets for identical assets, liabilities or funds.

- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair Value Methods

Fair value is based on quoted market prices, if available. If listed prices or quotes are not available, fair value is based on internally-developed models that primarily use market-based or independently sourced market parameters as inputs.

For assets and liabilities measured at fair value, the following section describes the valuation methodologies, key inputs, and significant assumptions.

Cash equivalents, consisting primarily of money market instruments and debt securities, represent highly liquid investments with maturities of three months or less at purchase. Generally, market prices are used to determine the fair value of money market instruments and debt securities.

The carrying amounts of cash equivalents, restricted cash, accounts receivable, prepaid and other current assets, accounts payable, and accrued expenses and other current liabilities approximate fair value because of the short maturity of these items.

Certain assets, including the equity method investment, right-of-use assets, property and equipment, goodwill, and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2024 and 2023, the Company recorded right-of-use asset impairment charges of $6.9 million and $2.4 million, respectively, related to office operating leases. For the year ended December 31, 2022, the Company recorded goodwill impairment charges of $59.8 million.

For the twelve months ended December 31, 2022, the Company recognized a gain of $1.8 million from changes in fair value of a derivative asset recognized from the sale of its equity method investment in Accu-Trade.

The Company recorded a contingent consideration liability upon the acquisition of Digital Motors in 2022. The contingent consideration is measured at fair value and is based on significant inputs not observable in the market which include the probability of achieving certain future targets. This represents a Level 3 measurement within the fair-value hierarchy. The valuation of contingent consideration uses assumptions the Company believes a market participant would make. The Company assesses these estimates on an ongoing basis as it obtains additional data impacting the assumptions. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within the consolidated statements of comprehensive loss. During the second quarter of 2023 the Company amended the purchase agreement in connection with its Restructuring Plan (Note 9) such that the future targets were considered 100% achieved, and as a result, there were no significant unobservable inputs used to measure the contingent consideration liability as of December 31, 2024.

The following table summarizes the Company's assets and liabilities at fair value on a recurring basis at December 31, 2024 and 2023 by level within the fair-value hierarchy. The current and non-current portions of contingent consideration reside within "Accrued expenses and other current liabilities" and "Other liabilities", respectively, within the consolidated balance sheet. These assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

| | At December 31, 2024 | | | | At December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Assets:								
Cash equivalents	$ 97,917	$ —	$ —	$ 97,917	$ 119,735	$ —	$ —	$ 119,735
Total Assets	$ 97,917	$ —	$ —	$ 97,917	$ 119,735	$ —	$ —	$ 119,735
Liabilities:								
Contingent consideration, current	$ —	$ —	$ 3,964	$ 3,964	$ —	$ —	$ 1,981	$ 1,981
Contingent consideration, non-current	—	—	—	—	—	—	3,611	3,611
Total Liabilities	$ —	$ —	$ 3,964	$ 3,964	$ —	$ —	$ 5,592	$ 5,592

Contingent Consideration Obligations

The following table summarizes the changes in the fair value of the contingent consideration obligation (in thousands):

	Year Ended December 31, 2024
Fair value, at beginning of year	$ 5,592
Additions	—
Payoff	(2,000)
Changes in fair value	372
Fair value, at end of year	$ 3,964

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by United States government agencies or payable by the United States government directly. The Company places its cash and cash equivalents with high credit quality financial institutions.

Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts based on these evaluations. No single customer comprised more than 10% of the Company's total revenues for the years ended December 31, 2024, 2023 and 2022. At December 31, 2024 and December 31, 2023, one customer comprised 12.8% and 32.3% of the Company's accounts receivable balance, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity at the date of purchase of three months or less to be cash equivalents. At December 31, 2024 and 2023, cash and cash equivalents were comprised primarily of cash held in money market funds and checking accounts. At December 31, 2023, cash and cash equivalents included $1.9 million of restricted cash used to collateralize a letter of credit to secure certain of the Company's obligations under one of its office leases, which has since been terminated (Note 9).

Accounts Receivable, Allowance for Doubtful Accounts, and Sales Allowances

The Company extends credit in the normal course of business to its customers and performs credit evaluations on a case-by-case basis. The Company does not obtain collateral or other security related to its accounts receivable.

Accounts receivable are recorded based on the amount due from the customer and do not bear interest. The Company reduces accounts receivable for sales allowances and its allowance for doubtful accounts. For contract assets, the Company records the assets net of sales allowances and an allowance for doubtful accounts, which are estimated in the same manner as for accounts receivable balances.

The Company establishes sales allowances at the time of revenue recognition based on its history of adjustments and credits provided to its network of dealers. Sales allowances relate primarily to credits issued where a dealer claims that an introduction was previously identified by the dealer from a source other than the Company. While the dealer is contractually obligated to pay the invoice, the Company may issue a credit against the invoice to maintain overall dealer relations. In assessing the adequacy of its sales allowances, the Company evaluates its history of adjustments and credits made through the date of the issuance of the financial statements. Estimated sales adjustments and credits and ultimate losses may vary from actual results which could be material to the financial statements; however, to date, actual sales allowances have been materially consistent with the Company's estimates.

The Company determines its allowance for doubtful accounts based on historical write-off experience and specific circumstances that make it likely that recovery will not occur. The Company reviews the allowance for doubtful accounts periodically and assesses the aging of account balances, with an emphasis on those that are past due over ninety days. Account balances are charged off against the allowance when the Company determines that it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

The Company considers the need to adjust historical information to reflect the extent to which the Company expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The primary current and future economic indicators that the Company uses to develop its current estimate of expected credit losses include the current and forecast U.S. Gross Domestic Product ("GDP").

The Company calculates the expected credit losses on a pool basis for those trade receivables that have similar risk characteristics. For those trade receivables that do not share similar risk characteristics, the allowance for doubtful accounts is calculated on an individual basis. Risk characteristics relevant to the Company's accounts receivable include revenue billing model and aging status.

The following table summarizes the changes in the allowance for doubtful accounts and sales allowances (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Allowances, at beginning of year	$ 1,118	$ 1,073	$ 3,099
Charged as a reduction of revenue	2,179	2,569	2,661
Charged to bad debt expense in general and administrative expenses	574	696	718
Write-offs, net of recoveries	(3,088)	(3,220)	(5,405)
Allowances, at end of year	$ 783	$ 1,118	$ 1,073

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer hardware and software, five years for furniture and equipment, and over the shorter of the lease term or the useful life of the assets for leasehold improvements. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company's results of operations.

Leases

The Company determines if an arrangement is a lease at inception and determines the classification of the lease, as either operating or finance, at commencement. The Company does not have any finance leases.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company estimates the incremental borrowing rate to reflect the profile of secured borrowing over the expected term of the leases based on the information available at the later of the initial date of adoption or the lease commencement date.

The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Sublease rental income is recognized as a reduction to the related lease expense on a straight-line basis over the sublease term. See Note 4 for additional information.

Software and Website Development Costs

The Company accounts for the costs of computer software obtained or developed for internal use in accordance with FASB ASC 350, *Intangibles — Goodwill and Other*. Computer software development costs and website development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include certain employee related expenses, including salaries, bonuses, benefits and stock-based compensation expenses; costs of computer hardware and software; and costs incurred in developing features and functionality. These capitalized costs are included in property and equipment on the consolidated balance sheets.

The Company expenses costs incurred in the preliminary project and post-implementation stages of software development and capitalizes costs incurred in the application development stage and costs associated with significant enhancements to existing internal use software applications.

Software costs are amortized using the straight-line method over an estimated useful life of three years commencing when the software project is ready for its intended use.

Costs incurred related to less significant modifications and enhancements as well as maintenance are expensed as incurred.

At December 31, 2024 and 2023, capitalized software costs were $84.3 million and $85.9 million, respectively, before accumulated amortization of $69.6 million and $68.1 million, respectively.

Expected amortization expense with respect to capitalized software costs at December 31, 2024 for each of the years through December 31, 2027 is as follows (in thousands):

Years ended December 31,		
2025	$	8,664
2026		4,634
2027		1,406
Total amortization expense	$	14,704

Intangible Assets Acquired in Business Combinations

The Company values assets acquired and liabilities assumed on each acquisition accounted for as a business combination, and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on its best estimate of fair value. Acquired intangible assets include customer relationships and developed technology. The Company determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization. The estimated useful lives for customer relationships and technology are generally two to ten years and one to ten years, respectively.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, including its ROU assets, with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Such triggering events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate, the impact of competition or other factors that could affect the value of a long-lived asset, a significant deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously-estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows. During the years ended December 31, 2024 and 2023, the Company recorded ROU asset impairment charges of $6.9 million and $2.4 million, respectively, related to certain operating leases. See Note 4 for additional information. During the year ended December 31, 2022, there were no impairment charges recorded on the Company's long-lived assets.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the identifiable assets and liabilities acquired in the Company's business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of use of the acquired assets or the Company's overall business strategy, significant negative industry or economic trends, significant underperformance relative to expected historical or projected future results of operations, or a decline in the Company's stock price and market capitalization. Due to the impacts of our analysis described in the following paragraphs, the Company does not have a goodwill balance as of December 31, 2024 and 2023.

During the second quarter of 2022, as a result of the continued economic disruption as well as a decline in the Company's stock price and market capitalization, the Company concluded a triggering event had occurred as of June 30, 2022. The Company performed an interim quantitative impairment test, in which the Company estimated the fair value of its single reporting unit by utilizing a market approach, which was based on the market capitalization of the Company using its share price in the Nasdaq Global Select Market and an appropriate control premium. Determining the control premium requires the exercise of significant assumptions and judgments, which are considered Level 3 inputs under the fair value hierarchy, including expected future cash flows, which were based on the synergies market participants could realize if they acquire the reporting unit, and the discount rate. Based on the results of the interim impairment test, the Company concluded that the fair value of its reporting unit was greater than the carrying value and that goodwill was not impaired as of June 30, 2022.

During the third quarter of 2022, as a result of additional macroeconomic disruptions, including rising interest rates, and a further decline in market capitalization, the Company concluded a triggering event had occurred. The Company performed an interim

quantitative impairment test as of September 30, 2022 utilizing an income approach. Under the income approach, the Company used a discounted cash flow analysis. Determining fair value requires the exercise of significant assumptions and judgments, which are considered Level 3 inputs under the fair value hierarchy, including the amount and timing of expected future cash flows, long-term growth rates, and the discount rates. The Company also performed a reconciliation of the fair value of the reporting unit to the Company's market capitalization as of September 30, 2022. The market capitalization reconciliation included the estimation of a reasonable control premium and other market factors such as control premiums observed in market transactions. Based on the results of the impairment test, the Company concluded that the carrying value of its single reporting unit exceeded the fair value and, accordingly, recorded a non-cash impairment charge of $59.8 million during the three months ended September 30, 2022.

Revenue Recognition

The Company recognizes revenue when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the performance obligation or obligations are satisfied.

Dealer Revenue

Dealer revenue is comprised of Auto Buying Program revenue as well as revenue from TrueCar Trade and Sell Your Car.

Auto Buying Program revenues include fees paid by customers participating in the Company's dealer network with which the Company has an agreement ("TrueCar Certified Dealers" or "Dealers"). TrueCar Certified Dealers pay the Company fees in one of three ways: on a per-vehicle basis for sales to Auto Buying Program users, on a per-introduction basis for introductions to Auto Buying Program users, or under a subscription arrangement. Additionally, certain Dealers pay an incremental subscription fee for add-on products within our Auto Buying Program. Contracts are cancellable by the Dealer or the Company at any time. The Company does not provide significant Dealer financing terms.

The Company's performance obligation to TrueCar Certified Dealers is the same for all payment types for our Auto Buying Program revenues: to provide Dealers with introductions to in-market consumers through the use of the TrueCar platform, so that those Dealers have the opportunity to sell vehicles to those consumers. Control transfers to Dealers upon delivery of introductions, which is the point at which the Company recognizes revenue.

When a user decides to proceed with a vehicle purchase through the Company, the user provides his or her name, address, email, and phone number during the process of obtaining price offers on actual vehicle inventory, which gives the Company the identity and source of a TrueCar introduction provided to a specific Dealer before an actual sale occurs. After a sale occurs, the Company receives information regarding the sale, including the identity of the purchaser, through the Dealer Management System used by the Dealer that makes the sale. The Company also receives information regarding vehicle sales from a variety of other data sources, including third-party car sales aggregators, car dealer networks, and other publicly available sources (collectively, "sales data") and uses this sales data to further verify that a sale has occurred between an Auto Buying Program user and a TrueCar Certified Dealer, as well as to invoice Pay-Per-Sale Dealers shortly after the completion of the sales transaction.

Pay-Per-Sale. Under fee arrangements based on a pay-per-sale billing model, revenue for the Auto Buying Program is recognized when introductions are delivered to the Dealer and for the amount that the Company estimates it will be able to earn. To formulate this estimate, the Company uses the expected value method based primarily on an analysis of the expected number of sales resulting from in-period introductions. This estimate is based on historical introductions to vehicle sale close rate trends as well as actual sales measured in the period. Under the contractual terms and conditions of arrangements with TrueCar Certified Dealers that pay on a per-vehicle-sale basis, the Dealer is not obligated to pay the Company until a vehicle sale has occurred between the Auto

Buying Program user and the Dealer, for which the introduction was provided to the Dealer by the Company. Contractually, the Dealers' obligation to pay is not contingent on verification or acceptance of the transaction by the Dealer. As a result, revenue recognition occurs earlier than billing as an estimate of the variable consideration to be received upon control transfer of the delivered introduction, resulting in a contract asset.

Pay-Per-Introduction. Under fee arrangements based on a pay-per-introduction billing model, revenue for the Auto Buying Program is recognized when introductions are delivered.

The Company also recognizes revenue from Dealers under subscription agreements. Subscription fee arrangements are short-term in nature with terms ranging from one to six months and are also cancellable by the Dealer or the Company at any time. Subscription arrangements fall into three types: flat-rate subscriptions, subscriptions subject to downward adjustment based on a minimum number of vehicle sales ("guaranteed sales"), and subscriptions based on introduction or impressions volume, including those subject to downward adjustment based on a minimum number of introductions ("guaranteed introductions"). For all subscription arrangements, the Company recognizes the fees as revenue when introductions or impressions are delivered by allocating a portion of the monthly subscription fee to each delivered introduction or impression. For guaranteed sales and guaranteed introduction subscriptions, the amount allocated is adjusted at the end of each month for any credits, as described below.

Flat-Rate Subscription. Under flat-rate subscription arrangements, fees are charged at a monthly flat rate regardless of the number of introductions provided by the Company to the Dealer or sales made to users of the Company's platform by the Dealer.

Guaranteed-Sales Subscription. Under guaranteed-sales subscription arrangements, monthly fees are charged based on the number of guaranteed sales multiplied by a fixed amount per vehicle. To the extent that the actual number of vehicles sold by the Dealers to users of the Company's platform is less than the number of guaranteed sales, the Company provides a credit to the Dealer. If the actual number of vehicles sold exceeds the number of guaranteed sales, the Company is not entitled to any additional fees.

Guaranteed-Introductions Subscription. Under guaranteed-introductions subscription arrangements, monthly fees are charged based on a periodically-updated formula that considers, among other things, the introductions anticipated to be provided to the Dealer. To the extent that the number of actual introductions is less than the number of guaranteed introductions, the Company provides a credit to the Dealer. If the actual number of introductions provided exceeds the number guaranteed, the Company is not entitled to any additional fees.

Auto Buying Program Add-On Features. The Company offers additional add-on products to eligible Dealers as part of the Auto Buying Program to increase traffic and retarget in-market consumers. These products include TrueCar Sponsored Listings ("Sponsored Listings"), TrueCar Reach ("Reach") and TrueCar Marketing Solutions ("TCMS"). Sponsored Listings enables a Dealer to place qualifying vehicles at more prominent positions within the inventory search results page, and fees are charged based on a monthly subscription rate for the right to sponsor up to a set number of vehicles at any time throughout the month. Reach is a service offered to retarget in-market consumers on the Dealer's behalf with co-branded emails, and fees are charged on a flat monthly rate regardless of the number of emails delivered. TCMS includes a suite of digital marketing solutions enabling dealers to better target in-market car shoppers, and fees are charged on a monthly subscription rate based on the product and marketing channel. Subscription fees are recognized on a monthly basis.

TrueCar Trade and Sell Your Car. TrueCar Trade provides consumers with information on the value of their vehicle, while providing Dealers with introductions to these in-market consumers so that those Dealers have the opportunity to buy vehicles from those consumers. The value of the vehicle is referred to as the True Cash Offer ("TCO") and is backed by a guarantee from TCWS to repurchase the vehicle at the TCO if the dealer does not wish to keep it. Dealers pay a fee under a per-introduction or guaranteed-introductions model for access to the Company's Sell Your Car product. Prior to offering Sell Your Car, the Company charged Dealers a monthly subscription fee for access to the Company's Trade solution, which varied depending on the level of service provided. The Company phased out these subscription packages in 2022. Subscription fees were recognized on a monthly basis. Under the pay-per-introduction billing model, revenue is recognized when introductions are delivered. Under the guaranteed-introductions model, revenue is recognized based on the anticipated number of introductions to be provided to the Dealer. To the extent that the number of actual introductions is less than the number of guaranteed introductions, the Company provides a credit to the Dealer. If the actual number of introductions provided exceeds the number guaranteed, the Company is not entitled to any additional fees.

OEM Incentives Revenue

The Company enters into arrangements with OEMs to promote the sale of their vehicles primarily through the offering of additional consumer incentives. These manufacturers pay a per-vehicle fee to the Company for promotion of the incentive after the sale of the vehicle has occurred between the Auto Buying Program user and the Dealer. The Company's performance obligation to OEMs is to deliver incentive offers to consumers. Control transfers upon delivery of incentive offers, which is the point at which the Company recognizes revenue. The Company recognizes revenue for the amount that the Company estimates it will be able to earn. To formulate this estimate, the Company uses the expected value method based primarily on an analysis of the expected number of sales resulting from in-period incentive offers delivered. This estimate is based on historical incentive offers to vehicle sale close rate trends as well as delivered incentive offers resulting in actual sales measured in period. As a result, revenue recognition occurs earlier than billing as an estimate of the variable consideration to be received upon control transfer, resulting in a contract asset.

Incremental Costs to Obtain a Contract

The revenue standard requires capitalization of the incremental costs to obtain a contract, which the Company has identified as certain of its sales commissions paid to internal sales representatives for the sale of TrueCar's services to Dealers. These costs are deferred and then amortized over the expected customer life. Amortization expense is included within sales and marketing on the accompanying consolidated statements of comprehensive loss.

Cost of Revenue (exclusive of depreciation and amortization)

Cost of revenue includes expenses related to the fulfillment of the Company's services, consisting primarily of data costs and licensing fees paid to third-party service providers and expenses related to operating the Company's website and mobile applications, including those associated with its data centers, hosting fees, data processing costs required to deliver introductions to its network of TrueCar Certified Dealers, employee costs related to certain dealer operations, wholesale vehicle acquisition costs, marketing spend on behalf of TrueCar Marketing Solutions ("TCMS") customers, and facilities costs. Cost of revenue excludes depreciation and amortization of software development costs and other hosting and data infrastructure equipment used to operate the Company's platforms, which are included in the depreciation and amortization line item on its statements of comprehensive loss.

Sales and Marketing

Sales and marketing expenses consist primarily of digital customer acquisition and digital advertising; media production costs; affinity group partner marketing fees, which also include loan subvention costs where we pay certain affinity group marketing partners a portion of consumers' borrowing costs for car loan products offered by these affinity group marketing partners; and marketing sponsorship programs. In addition, sales and marketing expenses include employee-related expenses for sales, customer support, marketing, and public relations employees, including salaries, bonuses, benefits, severance, and stock-based compensation expenses; third-party contractor fees; and facilities costs. Marketing and advertising costs promote our services and are expensed as incurred, except for media production costs which are expensed the first time the advertisement is aired. Marketing and advertising expenses were $31.2 million, $31.3 million, and $34.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. Accrued marketing and advertising expenses were $4.5 million and $4.2 million at December 31, 2024 and 2023, respectively, and were included within "Accrued expenses and other current liabilities" on the consolidated balance sheets.

Technology and Development

Technology and development expenses consist primarily of employee-related expenses for technology and development staff, including salaries, benefits, bonuses, severance, and stock-based compensation; third-party contractor fees; facilities costs; software costs; and costs associated with our product development, product management, research and analytics, and internal IT functions. Technology and development expenses are expensed as incurred.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses for administrative, legal, finance, and human resource staffs, including salaries, benefits, bonuses, severance, and stock-based compensation; professional fees; insurance premiums; other corporate expenses; gain and loss from lease exit; impairment of ROU assets; and facilities costs.

Stock-Based Compensation

The Company recognizes stock-based compensation expense related to employee stock options, restricted stock units, and performance stock units based on the fair value of the awards on the grant date. Stock-based compensation for employee awards is generally recognized on a straight-line basis over the requisite service period. The Company estimates the grant-date fair value of option grants, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. For issuances of restricted stock units, the Company determines the fair value of the award based on the closing market value of its common stock on the grant date. For issuances of performance stock units, the Company calculates the fair value of the award using a Monte Carlo simulation valuation model on the grant date. The stock-based compensation expense for the performance stock units is recognized over the requisite service period using the proportionate amount of the award's fair value that has been earned through service to date.

Compensation expense for non-employee stock-based awards is recognized in accordance with Accounting Standards Update ("ASU") No. 2018-07, *Stock-based Compensation - Improvements to Nonemployee Share-based Payment Accounting*, which the Company adopted on January 1, 2019. This ASU aligns much of the guidance on measuring and classifying nonemployee awards with that of awards to employees. Under this new guidance, the measurement of nonemployee equity awards is fixed on the grant date. Awards for nonemployees are measured and expense is recognized consistent with that for employee awards as outlined above.

Share Repurchase Program

Shares repurchased pursuant to the Company's share repurchase program are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders' equity. The Company's accounting policy related to its share repurchases is to reduce its common stock based on the par value of the shares and to reduce its capital surplus for the excess of the repurchase price over the par value. Since the inception of its share repurchase program in the third quarter of 2020, the Company has had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in-capital. Once the Company has retained earnings, the excess will be charged entirely to retained earnings.

Income Taxes

The Company uses the liability method of accounting for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date. The Company determines deferred tax assets including net operating losses and liabilities, based on temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is established to reduce net deferred tax assets to amounts that are more likely than not to be realized. The Company considers all available evidence, both positive and negative, in assessing the need for a valuation allowance. The Company has a full valuation allowance, and has concluded, based on the weight of all available evidence, that it is more likely than not that our net deferred tax assets will not be realized, primarily due to historical net operating losses.

The Company uses a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires the Company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered "more likely than not" to be sustained, no benefits of the position are recognized. If the Company determines that a position is "more likely than not" to be sustained, then the Company proceeds to step two, measurement, which is based on the largest amount of benefit which is more likely than not to be realized on effective settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax provision in the accompanying statements of comprehensive loss.

Comprehensive Loss

Comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders. For the years ended December 31, 2024, 2023 and 2022, the Company had no other comprehensive loss items and accordingly, net loss equaled comprehensive loss.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company has evaluated recently issued pronouncements and does not believe any will have a material impact on the Company's consolidated financial statements or related financial statement disclosures, except as discussed below. In addition, the Company believes the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption, unless otherwise discussed.

Adopted in the current period

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which improves segment disclosure requirements, primarily through enhanced disclosure requirements for significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment.

ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual and interim basis and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 on January 1, 2024, with no material effect on its consolidated financial statements, except for the related disclosures.

Adoption in future periods

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which addresses the requests of investors, lenders, creditors, and other allocators of capital for more transparency regarding income tax information primarily related to the rate reconciliation and income taxes paid information. Further amendments within this update also aim to improve the effectiveness of income tax disclosures. The amendments in this update apply to all entities that are subject to Topic 740, Income Taxes and are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the provisions of the amendments and the impact on its income tax disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires additional disclosures of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the provisions of the amendments and the impact on its disclosures.

3.   Business Combination

On May 31, 2022 (the "Acquisition Date"), the Company acquired all of the outstanding shares of Digital Motors for $15.5 million in cash and up to $8.0 million of contingent cash consideration based on the occurrence of certain events including the achievement of product development milestones and future revenues. The acquisition of Digital Motors is intended to accelerate TrueCar's plan to deliver a robust digital car buying and selling experience with its TrueCar+ marketplace. At the Acquisition Date, the Company assessed the probabilities of Digital Motors meeting product development milestones and future revenue targets and recorded a contingent consideration liability of $6.3 million. At December 31, 2024 and 2023 the contingent consideration liability was remeasured to $4.0 million and $5.6 million, with zero and $3.6 million recorded in "Other liabilities" and $4.0 million and $2.0 million recorded in "Accrued expenses and other current liabilities" within the consolidated balance sheets, respectively.

The Company recorded goodwill of $8.6 million on the Acquisition Date, which represented the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise from the Company's acquisition of Digital Motors. Goodwill attributed to the acquisition is not deductible for income tax purposes. The purchase consideration was allocated to the assets acquired and liabilities assumed based on their fair value as of the Acquisition Date. As a result of the Company's impairment assessment in September 2022, goodwill was subsequently written down to zero (refer to Note 6).

The following table summarizes the allocation of the purchase consideration and the estimated fair value of the assets acquired and the liabilities assumed for the acquisition of Digital Motors as of the Acquisition Date (in thousands).

	Digital Motors
Assets acquired	
Cash	$ 5,201
Acquired technology	12,500
Other assets acquired	548
Goodwill	8,570
Total assets acquired	$ 26,819
Liabilities assumed	
Accounts payable	$ 1,244
Accrued employee expenses	984
Deferred tax liabilities	2,298
Other liabilities assumed	507
Total liabilities assumed	$ 5,033
Net assets acquired	21,786
Consideration paid	
Cash paid	$ 15,484
Contingent consideration	6,302
Total consideration	$ 21,786

The finalized purchase price allocation is reflected in the consolidated balance sheet as of December 31, 2022.

The estimated useful life for acquired technology was 4 years at the time of acquisition, but a change in estimate during the third quarter of 2023 resulted in revision of the useful life to 3 years. Total liabilities assumed include $1.8 million of accrued Digital Motors transaction expenses, which were paid by the Company shortly after the Acquisition Date and included in cash paid for acquisition, net of cash acquired on the accompanying consolidated statements of cash flows.

The Company incurred transaction costs of $1.0 million in connection with the Digital Motors acquisition which were expensed as incurred and included in "General and administrative" expense in the accompanying consolidated statements of comprehensive loss.

The Company's consolidated financial statements include the operating results of Digital Motors from the Acquisition Date through December 31, 2024. Separate operating results and pro forma results of operations for Digital Motors have not been presented as the effect of the acquisition is not material to the Company's financial results.

4.   Leases

Lease Costs

For the years ended December 31, 2024, 2023, and 2022, the Company recorded operating lease costs of corporate offices, excluding subleases, in the consolidated statements of comprehensive loss as follows (in thousands):

Operating lease costs recorded within:	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022	
Cost of revenue	$	32	$	23	$	12
Sales and marketing		231		348		583
Technology and development		290		785		1,104
General and administrative		1,990		3,208		3,837
Total operating lease costs	$	2,543	$	4,364	$	5,536

The Company did not include short term or variable lease costs in the table above as these amounts were immaterial. The Company made cash payments of $4.6 million, $7.8 million and $6.7 million for the years ended December 31, 2024, 2023, and 2022, respectively, which were included in "Cash flows from operating activities" within the consolidated statements of cash flows. The Company's operating leases have a weighted average remaining lease term of 3.9 years and weighted average discount rate of 6.1%.

The existing operating leases have remaining lease terms ranging from 1.0 to 5.1 years. Certain lease agreements contain options to renew, with renewal terms that generally extend the lease terms by 3 to 5 years for each option.

For its subleases, the Company recorded contra rent expense of $2.2 million, $3.5 million and $3.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company recognized ROU asset group impairment charges of $6.9 million and $2.4 million for the years ended December 31, 2024 and 2023, respectively, reducing the carrying value of the related lease assets to its estimated fair value. Fair value was estimated using an income approach based on management's forecast of future cash flows expected to be derived based on current sublease market rent. The impairment charge is included in general and administrative expenses in the consolidated statements of comprehensive loss.

In April 2024, the Company notified its landlord of termination effectively immediately at the leased office space located at 1401 Ocean Avenue, Santa Monica, California due to the landlord's breach of contract. A letter of credit with a principal amount of $1,750,000 secured the Company's obligations under the Lease and was drawn down by the landlord upon receiving notice of termination. The Company applied the full drawdown payment of the letter of credit as a reduction to the lease liability. The Company vacated and returned possession of the premises on April 30, 2024. As of December 31, 2024, the Company has fully impaired the ROU asset associated with the lease of $6.8 million, leaving the remaining lease liability of $7.2 million. As the Company has not yet been legally released from the lease agreement (Note 9), the impact of the remaining lease term and discount rate associated with this lease has been included in our disclosures above.

In July 2023, the Company signed a termination agreement with one of its subtenants to early terminate the sublease agreement, which included the receipt of $1.4 million in early termination fees. As a result, the Company also evaluated the ROU asset on the head lease and concluded the asset was impaired, resulting in total impairment charges of $2.0 million. In November 2023, the Company signed a lease amendment to exit the same floor from the head lease and paid $2.1 million for the early exit. To account for the partial termination on the head lease, the Company remeasured the lease liability, using the incremental borrowing rate in place at the date of modification, resulting in a $1.9 million reduction in the lease liability, a $0.5 million reduction of the ROU asset group, and the recognition of a $1.5 million gain.

In June 2022, the Company signed a lease amendment to exit certain floors of a leased office space effective July 31, 2022 and to settle the asset retirement obligation associated with exiting the leased space for a lower amount than previously recognized. To account for the reduction in lease term, the Company remeasured the lease liability, using the incremental borrowing rate in place at the date of modification, with a corresponding reduction to the right of use asset. A total gain of $0.8 million was recognized which included the $0.6 million difference in reduction of lease liability of $3.7 million and right-of-use asset of $3.1 million and the $0.2 million gain on settlement of the asset retirement obligation.

Lease Commitments

Future undiscounted lease payments for the Company's operating lease liabilities, a reconciliation of these payments to its operating lease liabilities, and related sublease income at December 31, 2024 are as follows (in thousands):

Years ended December 31,		
2025	$	3,621
2026		3,271
2027		2,057
2028		1,854
2029		1,909
Thereafter		160
Total lease payments	$	12,872
Less: imputed interest		(1,595)
Total lease liabilities (discounted)	$	11,277

Year ended December 31,		Sublease Income
2025	$	1,651
2026		819
2027		70
2028		—
Thereafter		—
Total sublease income	$	2,540

5. Revenue Information and Deferred Sales Commissions

Deferred Sales Commissions

Deferred sales commissions within other assets were $3.5 million and $2.2 million as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024, 2023 and 2022, amortization expense for deferred sales commissions was $1.5 million, $1.1 million and $1.2 million, respectively. There was no impairment loss in relation to the costs capitalized in any period.

Contract Balances

The Company's contract asset balance for estimated variable consideration to be received upon the occurrence of subsequent vehicle sales is included within other current assets and is distinguished from accounts receivable in that these amounts are conditional upon subsequent sales and not only upon the passage of time. Substantially all of the contract asset balance of $0.9 million and $0.9 million at January 1, 2024 and 2023, respectively, was transferred to accounts receivable during the years ended December 31, 2024 and 2023 as vehicle sales occurred, with no significant changes in the estimate. A contract asset of $1.0 million and $0.9 million was recorded as of December 31, 2024 and 2023, respectively, for leads delivered where consideration to be received was still conditional upon subsequent vehicle sales.

Disaggregation of Revenue

The Company disaggregates revenue into three revenue streams: dealer revenue, OEM incentives revenue, and other revenue. The following table presents the Company's revenue categories during the periods presented (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Dealer revenue	$ 157,930	$ 143,239	$ 156,485
OEM incentives revenue	16,896	14,958	4,390
Other revenue	772	509	649
Total revenues	$ 175,598	$ 158,706	$ 161,524

6. Goodwill

The Company assesses recoverability of goodwill on an annual basis as of December 31 or when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a deterioration in macroeconomic conditions and a sustained decrease in stock price. Since 2021, the Company's business has been negatively impacted by the global automotive semiconductor chip shortage, and since 2022, by rising interest rates. During the third quarter of 2022, the Company's stock price experienced high volatility, causing a further decline in its market capitalization since the Company last tested the goodwill for impairment at June 30, 2022. As a result of the further decline in market capitalization and the continued macroeconomic disruptions, the Company concluded a triggering event had occurred.

The Company performed an interim quantitative impairment test as of September 30, 2022 utilizing an income approach. Under the income approach, the Company used a discounted cash flow analysis. Determining fair value requires the exercise of significant assumptions and judgments, which are considered Level 3 inputs under the fair value hierarchy, including the amount and timing of expected future cash flows, long-term growth rates, and the discount rates. The Company also performed a reconciliation of the fair value of the reporting unit to the Company's market capitalization as of September 30, 2022. The market capitalization reconciliation included the estimation of a reasonable control premium and other market factors such as control premiums observed in market transactions. Based on the results of the impairment test, the Company concluded that the carrying value of its single reporting unit exceeded the fair value and, accordingly, recorded an impairment charge of $59.8 million. The Company's goodwill balance was zero as of December 31, 2022 after the impairment charge. No further changes to goodwill occurred during the twelve months ended December 31, 2024.

7. Property and Equipment, net

Property and equipment consisted of the following at December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	**2023**
Computer equipment and internally developed software	$ 86,255	$ 87,830
Furniture and fixtures	962	1,527
Leasehold improvements	4,917	8,694
	92,134	98,051
Less: Accumulated depreciation	(76,399)	(79,171)
Total property and equipment, net	$ 15,735	$ 18,880

Included in the table above are property and equipment of $1.0 million and $1.0 million as of December 31, 2024 and 2023, respectively, which are capitalizable but had not yet been placed in service. These balances were comprised primarily of capitalized software not ready for its intended use.

Total depreciation and amortization expense of property and equipment was $11.6 million, $12.1 million, and $13.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Amortization of internal use capitalized software development costs was $11.1 million, $11.3 million, and $12.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

During the years ended December 31, 2024 and 2023, the Company disposed of or retired certain computer equipment, internally developed software, leasehold improvements, and furniture and fixtures with an original cost basis of $14.4 million and $17.5 million, and accumulated depreciation of $14.2 million and $17.1 million, respectively. The remaining net book value of $0.3 million and $0.4 million was recorded as depreciation and amortization expense during the years ended December 31, 2024 and 2023, respectively.

8.   Intangible Assets

Intangible assets consisted of the following at December 31, 2024 and 2023 (in thousands):

	At December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Acquired technology and domain name	$ 22,890	$ (20,920)	$ 1,970
Customer relationships	1,300	(1,300)	—
Total	$ 24,190	$ (22,220)	$ 1,970

	At December 31, 2023		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Acquired technology and domain name	$ 22,890	$ (14,515)	$ 8,375
Customer relationships	1,300	(1,300)	—
Total	$ 24,190	$ (15,815)	$ 8,375

During the year ended December 31, 2022, the Company disposed of certain fully amortized acquired technology with an original cost basis of $1.0 million. There were no disposals during the years ended December 31, 2024 and 2023.

Amortization expense by asset type for the years ended December 31, 2024, 2023, and 2022 is shown below (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Acquired technology and domain name	$ 6,406	$ 5,594	$ 3,481
Customer relationships	—	—	—
Total amortization	$ 6,406	$ 5,594	$ 3,481

Expected amortization expense with respect to intangible assets at December 31, 2024 is as follows (in thousands):

Years ended December 31,	
2025	$ 1,970
Thereafter	—
Total amortization expense	$ 1,970

9.   Commitments and Contingencies

Reorganization

In June 2023, the Company committed to a restructuring plan (the "Restructuring Plan") in furtherance of its efforts to enhance productivity and efficiency, preserve profitability and streamline its organizational structure to better align operations with its long-term commitment to providing an enhanced consumer experience. The Company recorded restructuring costs of approximately $7.2 million during the year ended December 31, 2023 in connection with the Restructuring Plan. The Company did not record any restructuring costs during the twelve months ended December 31, 2024 related to the Restructuring Plan and does not expect to incur significant additional charges in future periods related to the Restructuring Plan.

The following table presents a roll forward of the Restructuring Plan costs liability for the twelve months ended December 31, 2024 (in thousands):

	Restructuring Costs Liability
Accrual at December 31, 2023	$ 951
Expense	—
Cash Payments	(951)
Accrual at December 31, 2024	$ —

Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. When the Company becomes aware of a claim or potential claim, it assesses the likelihood of any loss or exposure. In accordance with authoritative guidance, the Company records loss contingencies in its financial statements only for matters in which losses are probable and can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the specific claim if the likelihood of a potential loss is reasonably possible and the amount involved is material. The Company continuously assesses the potential liability related to the Company's pending litigation and revises its estimates when additional information becomes available.

On April 10, 2024, the Company notified Mani Brothers Portofino Plaza (DE), LLC, a Delaware limited liability company (the "Landlord") that the Company was exercising its right to terminate a lease for office space (the "Lease") located at 1401 Ocean Avenue, Santa Monica, California (the "Premises") effective immediately, following the Landlord's breach of the Lease and related conduct by the Landlord. Also on April 10, 2024, the Company filed a lawsuit in Los Angeles Superior Court, seeking a declaratory judgment that its termination of the Lease was justified under applicable California law, along with certain other relief. A letter of credit with a principal amount of $1,750,000 (the "Letter of Credit") secured the Company's obligations under the Lease. As described in Note 2, the full principal amount of the Letter of Credit was collateralized by restricted cash. On April 18, 2024, the Landlord notified both the Company and the bank that issued the Letter of Credit that the Landlord was drawing down the full amount available under the Letter of Credit. The drawdown on the Letter of Credit was completed on April 25, 2024 and the Company has applied the payment as a reduction to the lease liability. The Company vacated and returned possession of the Premises on April 30, 2024. On May 8, 2024, the Landlord filed a cross-complaint against the Company alleging breach of contract as a result of the Company's termination of the Lease and seeking an unspecified amount of damages.

As of December 31, 2024, the Company has fully impaired the right-of-use asset associated with the lease of $6.8 million in accordance with FASB ASC 360 — *Property, Plant, and Equipment*. At December 31, 2024, the lease liability of $7.2 million remains on the condensed consolidated balance sheet and will remain until the matter is legally resolved in accordance with FASB ASC 405 — *Liabilities*. The Company will continue to recognize lease cost for the accretion of interest on the lease liability until the matter is resolved.

The Company intends to vigorously defend its position that the lease was appropriately terminated.

Employment Contracts

The Company has entered into employment contracts with certain executives of the Company. Employment under these contracts is at-will employment. However, under the provisions of the contracts, the Company would incur severance obligations of up to twelve months of the executive's annual base salary for certain events, such as involuntary terminations.

Indemnifications

In the ordinary course of business, the Company may provide indemnities of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of such agreements, services to be provided by the Company, or intellectual property infringement claims made by third parties. While the Company's future obligations under certain of these agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under such indemnities have not had a material effect on the Company's business, financial condition, results of operations or cash flows. Additionally, the Company does not believe that any amounts that it may be required to pay under these indemnities in the future will be material to the Company's business, financial position, results of operations, or cash flows.

Purchase Obligations

At December 31, 2024, the Company had the following purchase obligations (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Purchase obligations	$ 10,127	$ 8,069	$ 2,058	$ —	$ —

Purchase obligations include long-term agreements to purchase data information, software-related licenses, and support services, and other obligations that are enforceable and legally binding as of December 31, 2024. Purchase obligations exclude agreements that are cancellable without penalty.

Credit Facility

In March 2023, the Company terminated its third amended and restated loan and security agreement (the "Credit Facility") with a financial institution that provided for advances under a $35.0 million revolving line of credit. As of the date of the termination, the company had no outstanding amounts under the Credit Facility.

10. Stockholders' Equity

Share Repurchase Program

In July 2020, the Company's board of directors authorized an open market stock repurchase program (the "Program") of up to $75 million to allow for the repurchase of shares of the Company's common stock through September 30, 2022. In May 2021, the Company's board of directors increased the authorization of the Program by an additional $75 million, bringing the total authorization to $150 million. In July 2022, the Company's board of directors extended the expiration of the Program until September 30, 2024. In February 2024, the Program had a remaining authorization of $45.8 million and the Company's board of directors increased the authorization of the Program by $54.2 million, bringing the total remaining authorization to $100 million, as well as extended the expiration of the program until December 31, 2026. Following this increase, the Company had $100 million of remaining authorization for future repurchases. The timing and amount of any repurchases will be determined by Company management based on its evaluation of market conditions and other factors. Repurchases of the Company's common stock may be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws, open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws. The Program may be suspended or discontinued at any time and does not obligate the Company to purchase any minimum number of shares. During the years ended December 31, 2024, 2023 and 2022 the Company repurchased and retired a total of 6.1 million, zero and 9.8 million shares under the Program for $20.0 million, zero and $29.7 million respectively, which excludes excise tax imposed under the Inflation Reduction Act of $0.1 million, zero, and zero respectively. As of December 31, 2024, the Company had a remaining authorization of $80.0 million for future share repurchases.

Reserve for Unissued Shares of Common Stock

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient for the exercise of all outstanding awards, plus shares available for grant under the Company's equity incentive plan.

The number of shares of the Company's common stock reserved for these purposes at December 31, 2024 is as follows:

	Number of Shares
Outstanding stock options	1,318,123
Outstanding restricted stock units	5,482,977
Outstanding performance stock units	3,253,741
Additional shares reserved for maximum payout of outstanding performance stock units	2,440,294
Additional shares available for grant under the equity plan	20,451,887
Total	32,947,022

11. Stock-based Awards

The Company's stockholders approved the Company's 2023 Equity Incentive Plan (the "2023 Plan") at its June 2023 Annual Meeting of Stockholders. The 2023 Plan serves as the successor to the 2014 Equity Incentive Plan (the "2014 Plan), which was terminated when the 2023 Plan was adopted. Prior awards granted under the 2014 Plan continue to be subject to the terms and provisions of the 2014 Plan. In connection with the Company's initial public offering in May 2014 (the "IPO"), the Company's 2005 Equity Incentive Plan and 2008 Equity Incentive Plan were terminated and the Company's 2015 Inducement Equity Incentive Plan was terminated in February 2022. Upon termination of the 2014 Plan, the shares reserved for issuance under the 2023 Plan included: (i) shares that have been reserved but not issued pursuant to any awards granted under the 2014 Plan and were not subject to any awards granted thereunder, plus (ii) shares subject to awards granted under the 2014 Plan that expire or otherwise terminate without having been exercised or issued in full, are forfeited to or repurchased by the Company due to failure to vest or are acquired by the Company (other than shares repurchased by the Company on the open market) pursuant to awards granted under the 2014 Plan used to pay the exercise price or purchase price of such an award or to satisfy the tax withholding obligations of such an award.

In accordance with the evergreen provision of the 2014 Plan, the shares available for issuance under the 2014 Plan included an annual increase on January 1 of each year equal to the least of: (x) 10,000,000 shares; (y) 5% of the total outstanding shares of the Company's common stock as of the last day of the prior fiscal year; or (z) such lesser amount as determined by the Company's Board of Directors. On January 1, 2023, the final evergreen increase of the now-terminated 2014 Plan resulted in an additional 4,421,954 shares of common stock being available for issuance under the 2014 Plan.

As of December 31, 2024, the total number of shares available for future issuance under the 2023 Plan was 20,451,887 shares. Under the 2023 Plan, the Company has the ability to issue incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares. The exercise price of stock options granted under the 2023 Plan must at least equal the fair market value of the Company's common stock on the date of grant. Stock options granted generally vest monthly over a four-year period and expire 10 years from the date of grant. Restricted stock units generally vest quarterly over a four-year period. Performance stock units granted generally vest at the end of a three-year period.

Stock Options

A summary of the Company's stock option activity for the year ended December 31, 2024 is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value [1]
			(in years)	(in millions)
Outstanding at December 31, 2023	2,240,898	$ 10.65	3.1	
Granted	—	—		
Exercised	(22,727)	2.68		
Forfeited/expired	(900,048)	12.37		
Outstanding at December 31, 2024	1,318,123	$ 9.61	3.5	$ 0.2
Vested and expected to vest at December 31, 2024	1,318,123	$ 9.61	3.5	$ 0.2
Exercisable at December 31, 2024	1,296,249	$ 9.69	3.4	$ 0.2

(1) The aggregate intrinsic value represents the excess of the closing price of the Company's common stock of $3.73 on December 31, 2024 over the exercise price of in-the-money stock option awards.

At December 31, 2024, total remaining stock-based compensation expense for unvested option awards was $0.1 million, which is expected to be recognized over a weighted-average period of 0.3 years.

There were no option grants in 2024, 2023, or 2022. The Company recorded stock-based compensation expense for stock option awards of $0.2 million, $0.9 million, and $1.5 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

The total intrinsic value of options exercised in 2024, 2023, and 2022 was less than $0.1 million, $0.1 million, and less than $0.1 million, respectively.

Restricted Stock Units

A summary of the Company's restricted stock unit ("RSU") activity for the year ended December 31, 2024 is as follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
Non-vested — December 31, 2023	5,763,510	$	2.94
Granted	3,784,400		3.49
Vested	(2,766,719)		3.16
Forfeited	(1,298,214)		3.22
Non-vested — December 31, 2024	5,482,977	$	3.15

The total fair market value of RSUs that vested for the years ended December 31, 2024, 2023, and 2022 was $9.1 million, $8.3 million, and $8.4 million, respectively.

The weighted-average grant-date fair value of RSUs granted for the years ended December 31, 2024, 2023, and 2022 was $3.49, $2.31, and $3.49, respectively. For the years ended December 31, 2024, 2023, and 2022, the Company recorded $8.1 million, $10.8 million, and $12.1 million in compensation expense, respectively. At December 31, 2024, total remaining stock-based compensation expense for non-vested RSUs is $15.7 million, which is expected to be recognized over a weighted-average period of 2.6 years.

Performance Stock Units

Performance stock units ("PSU") vesting is subject to the achievement of certain market conditions over a three-year period. The number of shares of common stock to be issued under a PSU agreement is based upon a comparison of the Company's total stockholder return ("TSR") determined by reference to the Company's compound annual growth in stock price ("CAGR") relative to the Russell 2000 Total Return Index (the "Index"), over a three-year performance period. If the CAGR is equal to that of the Index, the target number of PSUs will vest. For every percentage point that the CAGR exceeds the Index, the number of PSUs that are eligible to vest in excess of target is increased by a respective amount of percentage points, and for every percentage point that the CAGR is below the Index, the number of PSUs that are eligible to vest is decreased by a respective amount of percentage points as well. If the Company's absolute CAGR is negative during the performance period of the PSUs, then the executives' payout will be capped at 100% of target, irrespective of the extent to which the CAGR exceeds the Index. Payouts of the performance share awards range from 0% to 175% of the target awards based on the Company's TSR ranking relative to the Index.

A summary of the Company's PSU activity for the year ended December 31, 2024 is as follows:

	Performance Share Units		Weighted-Average Grant Date Fair Value
Outstanding — December 31, 2023	2,518,556	$	4.18
Granted	1,231,577		4.39
Vested	(364,837)		5.99
Forfeited	(131,555)		5.25
Outstanding — December 31, 2024	3,253,741	$	4.01

The total fair market value of PSUs that vested for the years ended December 31, 2024, 2023, 2022 was $1.3 million, $0.7 million and $0.1 million, respectively.

The weighted-average grant-date fair value of PSUs granted for the years ended December 31, 2024, 2023, and 2022 was $4.39, $2.75, and $4.90, respectively. For the years ended December 31, 2024, 2023, and 2022, the Company recorded $3.4 million, $2.6 million, and $4.1 million in compensation expense, respectively. At December 31, 2024, total remaining stock-based compensation expense for non-vested PSUs is $5.2 million, which is expected to be recognized over a weighted-average period of 1.9 years.

Valuation Assumptions and Stock-based Compensation Cost

The fair value of stock options granted to employees is estimated on the grant date using the Black-Scholes option-pricing model. This valuation model requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term, the volatility of the Company's common stock, risk-free interest rate, and expected dividends. The Company uses the simplified method under the SEC's Staff Accounting Bulletin No. 107, *Share-Based Payment*, to calculate expected term for plain vanilla share options, as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The computation of expected volatility is based on the historical volatility of the Company's common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company uses an expected dividend of zero, as it does not anticipate paying any dividends in the foreseeable future. Forfeitures on share-based awards are recognized as they occur. No stock option awards were granted during the years ended December 31, 2024, 2023, and 2022.

The fair value of each PSU award was estimated at the date of grant using a Monte Carlo simulation valuation model. This valuation model requires the Company to make assumptions and judgments about the variables used in the calculation. In calculating the fair value of the award, the risk-free interest rate is based on the yield of a Treasury Note with a term commensurate with the term of the PSU. The expected term is based on the remainder of the performance cycle as of the date of grant. The expected volatility is based on the three-year historical stock price for the Company and the Index. The correlation is calculated based on the stock price of the Company and the Index for the three-year volatility period. The following weighted-average assumptions were used in estimating the fair value of the PSUs at the date of grant:

	Year Ended December 31,		
	2024	2023	2022
Expected volatility of common stock	62 %	67 %	64 %
Expected volatility of Index	24 %	31 %	30 %
Average correlation coefficient of the Company and the Index	0.42	0.37	0.32
Risk-free interest rate	4.27 %	4.59 %	2.55 %
Expected term (years)	3.03	2.96	2.95

The Company recorded stock-based compensation cost relating to stock options, RSUs, and PSUs in the following categories on the accompanying consolidated statements of comprehensive loss (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 260	$ 191	$ 185
Sales and marketing	1,804	3,592	4,884
Technology and development	2,022	3,500	4,186
General and administrative	7,644	7,016	8,426
Total stock-based compensation expense	11,730	14,299	17,681
Amount capitalized to internal-use software	728	838	1,019
Total stock-based compensation cost	$ 12,458	$ 15,137	$ 18,700

12.   Income Taxes

The components of the Company's income tax provision (benefit) are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Current:			
Federal	$ —	$ —	$ —
State	15	17	(202)
Total current provision (benefit)	15	17	(202)
Deferred:			
Federal	—	—	(2,046)
State	—	—	(312)
Total deferred provision (benefit)	—	—	(2,358)
Total income tax provision (benefit)	$ 15	$ 17	$ (2,560)

The 2024 and 2023 income tax expense of less than $0.1 million reflects state income taxes.

The 2022 income tax benefit of $2.6 million primarily reflects the release of valuation allowance resulting from net deferred tax liabilities recorded in Digital Motors acquisition accounting providing a source of income in assessing realization of consolidated net deferred tax assets.

The overall effective income tax rate differs from the statutory federal rate as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Income tax benefit based on the federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	6.8	3.3	1.8
Nondeductible expenses	(1.8)	(1.3)	(0.3)
Change in valuation allowance	(21.5)	(20.8)	(12.7)
Stock-based compensation	(4.5)	(6.0)	(1.3)
Uncertain tax positions	—	—	0.6
Goodwill impairment	—	—	(7.0)
Other	—	3.8	—
Overall effective income tax rate	— %	— %	2.1 %

The components of deferred tax assets (liabilities) are as follows (in thousands):

	December 31,	
	2024	2023
Deferred income tax assets:		
Net operating loss carryforwards	$ 90,369	$ 87,872
Stock-based compensation	3,743	4,666
Accrued expenses	1,886	1,417
Research and development tax credits	6,558	6,558
Operating lease liabilities	2,731	3,432
Intangible assets and goodwill	4,695	3,663
Property, equipment and software	5,297	5,323
Capitalized research and development costs	12,458	9,711
Other	596	547
Gross deferred tax assets	128,333	123,189
Valuation allowance	(126,873)	(120,197)
Net deferred tax assets	1,460	2,992
Deferred tax liabilities:		
Capitalized commissions	(872)	(533)
Operating lease assets	(588)	(2,459)
Gross deferred tax liabilities	(1,460)	(2,992)
Total net deferred tax assets (liabilities)	$ —	$ —

At December 31, 2024, the Company had federal and state net operating loss carryforwards of $346.6 million and $276.9 million, respectively. Of the Company's federal net operating loss carryforwards, $248.2 million will begin to expire in 2034 and $98.4 million does not expire. The Company's state net operating loss carryforwards began to expire in 2022. At December 31, 2024, the Company had federal and state research and development tax credit carryforwards of approximately $1.1 million and $11.2 million, respectively. The federal tax credit carryforwards begin to expire in the year ending December 31, 2040. The state tax credit carryforwards can be carried forward indefinitely. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations arising from ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and tax credit carryforwards before their utilization.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence such as its projections for future growth. On the basis of this evaluation, at December 31, 2024, a valuation allowance of $126.9 million has been recorded since it is more likely than not that the deferred tax assets will not be realized.

The change in the valuation allowance for the years ended December 31, 2024, 2023, and 2022 is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Valuation allowance, at beginning of year	$ 120,197	$ 109,876	$ 94,117
Increase in valuation allowance	6,676	10,321	15,759
Valuation allowance, at end of year	$ 126,873	$ 120,197	$ 109,876

The $6.7 million increase in valuation allowance is primarily related to the increase in deferred tax assets for net operating loss carryforwards and capitalized research and development costs and the decrease in deferred tax liabilities for operating lease assets.

The following is a reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Unrecognized tax benefit, beginning of year	$ 4,570	$ 4,570	$ 5,237
Decrease based on tax positions in prior period	—	—	(1,101)
Increase based on tax positions in current period	—	—	434
Unrecognized tax benefit, end of year	$ 4,570	$ 4,570	$ 4,570

The December 31, 2024 balance includes $0.3 million, that if recognized, would affect the effective income tax rate. The December 31, 2024, 2023, and 2022 balances each include tax benefits of $3.4 million, which if recognized, would be in the form of net operating loss or tax credit carryforwards and expected to require a full valuation allowance based on present circumstances. These amounts are net of offsetting benefits from other tax jurisdictions.

The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. At December 31, 2024, no interest and penalties related to uncertain tax positions have been accrued.

The Company is subject to United States federal and state taxation. Due to the presence of net operating loss carryforwards, all income tax years remain open for examination by the Internal Revenue Service and various state taxing authorities. The Company is not currently under Internal Revenue Service or state tax examination.

13.   Net Loss Per Share

Basic earnings per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding, net of the weighted average unvested restricted stock subject to repurchase by the Company, if any, during the period. Diluted earnings per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options, restricted stock units and stock warrants, using the treasury-stock method, and convertible preferred stock, using the if-converted method. Because the Company reported losses attributable to common stockholders for all periods presented, all potentially dilutive common stock is antidilutive for those periods.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2024, 2023, and 2022 (in thousands, except per share data):

	Year Ended December 31,		
	2024	2023	2022
Net loss	$ (31,048)	$ (49,766)	$ (118,685)
Weighted-average common shares outstanding, basic and diluted	90,159	89,766	91,452
Net Loss per share, basic and diluted	$ (0.34)	$ (0.55)	$ (1.30)

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share attributable to common stockholders at December 31, 2024, 2023, and 2022 (in thousands):

	December 31,		
	2024	2023	2022
Options to purchase common stock	1,318	2,241	5,114
Unvested restricted stock units	5,483	5,764	7,519
Unvested performance stock units	3,254	2,519	2,489
Total shares excluded from net loss per share attributable to common stockholders	10,055	10,524	15,122

14.   Employee Benefit Plan

The Company has a 401(k) Savings Retirement Plan that covers substantially all full-time employees who meet the plan's eligibility requirements and provides for an employee elective contribution. The Company made matching contributions to the plan of $1.1 million, $1.4 million, and $1.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

15.   Related Party Transactions

Transactions with Accu-Trade

On March 1, 2022, the Company sold its 20% ownership interests in Accu-Trade and no longer considers Accu-Trade a related party after the sale. See Note 2 to our consolidated financial statements included herein for further details. The Company recognized contra-revenue of $0.1 million and cost of revenue of $1.1 million during the year ended December 31, 2022 related to a software and data licensing agreement entered into with Accu-Trade. There was no related party activity during the years ended December 31, 2023 and 2024.

16.   Segment Reporting

TrueCar operates as a single operating segment, which is the business of providing a digital automotive marketplace. This marketplace offers pricing transparency to consumers, empowers TrueCar Certified Dealers to attract in-market consumers, and allows automobile manufacturers to target their incentive spending more effectively.

The Company's CODM is the President and CEO, who manages the Company's operations based on consolidated financial information for purposes of evaluating financial performance and allocating resources. The financial information reviewed by the CODM includes revenue by service offering including dealer revenue, OEM incentive revenue, and other revenue (Note 5), in addition to key expense categories that are regularly provided for the consolidated company.

The accounting policies of the Company's single operating segment are the same as those described in the summary of significant accounting policies. Although there are other measures of operating performance used by the CODM, the Company concluded that consolidated net income is the measure required to be disclosed as the segment measure of profit or loss. Net income is utilized to evaluate the effectiveness of TrueCar's various service offerings and to monitor budget versus actual results in order to gain more depth and understanding of the factors driving the business. The following is a reconciliation of the Company's net loss. It includes the significant expense categories regularly provided to the CODM, computed under U.S. GAAP, reconciled to the Company's total net loss as presented in the consolidated statements of comprehensive loss:

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenues	$	175,598	$	158,706	$	161,524
Less:						
Headcount expense		61,344		70,699		82,829
Branded media		22,976		22,185		23,055
Partner marketing		35,049		31,102		31,660
Other marketing		5,491		4,270		4,085
Outsourced services		11,921		10,564		12,846
Data licensing, software, and hosting		21,494		23,617		24,826
Other segment expenses*		15,680		9,962		12,173
Interest income		(6,147)		(6,718)		(2,565)
Depreciation and amortization		18,035		17,699		16,520
Goodwill impairment		—		—		59,775
Restructuring charges**		1,474		8,947		—
Stock-based compensation		11,730		14,299		17,681
Other reconciling items***		7,599		1,846		(2,676)
Net loss	$	(31,048)	$	(49,766)	$	(118,685)

*Other segment expenses includes wholesale, facilities and other operating costs.
**Restructuring charges represent charges associated with the realignment of the Company's leadership structure beginning in the third quarter of 2023 as well as charges associated with the Restructuring Plan undertaken in the second quarter of 2023 to improve efficiency and reduce expenses.
***Other reconciling items solely includes changes in fair value of contingent consideration liability, gain on sale of equity method investment, lease impairment, interest accretion for terminated lease, gains and losses on lease exit, transaction costs associated with Digital Motors, other income and income taxes, which are all disclosed elsewhere in the consolidated financial statements and accompanying footnotes.

Assets provided to the CODM are consistent with those reported on the consolidated balance sheet. All of the Company's principal operations, decision-making functions and long-lived assets are maintained in the United States and all losses are attributable to the United States.

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Executive Officers

Jantoon Reigersman
President and
Chief Executive Officer

Oliver Foley
Chief Financial Officer

Jill Angel
Chief Operating Officer

Jay Ku
Chief Revenue Officer

Jeff Swart
Executive Vice President,
General Counsel and Secretary

Board of Directors

Jantoon Reigersman
President and
Chief Executive Officer
TrueCar, Inc.

Barbara Carbone
Board Chair
TrueCar, Inc.

Robert Buce
Chairman
Palisades Holdings

Brendan Harrington
President
Autobahn Fort Worth

Faye Iosotaluno
Chief Executive Officer
Tinder

Diego Rodriguez
Former Chief Product & Design Officer
Intuit Inc.

Corporate Address
TrueCar, Inc.
225 Santa Monica Blvd., 12th Floor
Santa Monica, CA 90401

Mail
Computershare
PO BOX 43006
Providence RI 02940-3006

Investor Relations
investors@truecar.com

Transfer Agent
Computershare
Telephone: 877. 373. 6374
Fax: 866. 519. 8563
International: 781. 575. 2879

Courier
Computershare
150 Royall Street,
Suite 101
Canton, MA 02021

Ticker Symbol
NASDAQ: TRUE

